AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 11, 1996


                                                      REGISTRATION NO. 333-12881

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              -------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                              -------------------

                                LOEHMANN'S, INC.
             (Exact name of registrant as specified in its charter)

            DELAWARE                            5621                           22-2341356
(State or Other Jurisdiction of     (Primary Standard Industrial            (I.R.S. Employer
 Incorporation or Organization)     Classification Code Number)           Identification No.)

                              -------------------

                               2500 HALSEY STREET
                             BRONX, NEW YORK 10461
                                 (718) 409-2000
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                              -------------------

                                 PHILIP KAPLAN
                     PRESIDENT AND CHIEF OPERATING OFFICER
                                LOEHMANN'S, INC.
                               2500 HALSEY STREET
                                BRONX, NY 10461
                                 (718) 409-2000
           (Name, address, including zip code, and telephone number,
             including area code, of agent for service of process)
                              -------------------

                                   COPIES TO:

             ROBERT B. SCHUMER, ESQ.                            EDWARD S. ROSENTHAL, ESQ.
     PAUL, WEISS, RIFKIND, WHARTON & GARRISON            FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
           1285 AVENUE OF THE AMERICAS                    725 SOUTH FIGUEROA STREET, SUITE 3890
             NEW YORK, NY 10019-6064                        LOS ANGELES, CALIFORNIA 90017-5438
                  (212) 373-3000                                      (213) 689-5800

                              -------------------

    Approximate date of commencement of proposed sale to the public: As soon as practicable after this
Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the registration statement number of the earlier effective registration statement for the same offering. / / _________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the registration statement number of the earlier effective registration statement for the same offering. / / _________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                              -------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH
SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 SUBJECT TO COMPLETION, DATED OCTOBER 11, 1996


                                1,970,000 SHARES

                                [LOEHMANN'S LOGO]

                                  COMMON STOCK

    All of the shares of Common Stock offered hereby are being offered by certain of the Company's stockholders (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of the shares by the Selling Stockholders.


    The Common Stock is quoted on the Nasdaq National Market under the symbol "LOEH." The last sale price of the Common Stock as reported on the Nasdaq National Market on October 10, 1996 was $27.38. See "Price Range of the Common Stock."


    The Company has two classes of authorized common stock, Common Stock, which is offered hereby, and Class B Common Stock, par value $0.01 per share (the "Class B Common Stock"). Holders of Common Stock are entitled to one vote per share and holders of Class B Common Stock are not entitled to vote, but each share of Class B Common Stock is convertible into one share of Common Stock after November 6, 1996. See "Description of Capital Stock."

    SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                              -------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
               PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                                        A CRIMINAL OFFENSE.

                                                                                Proceeds to
                                         Price to          Underwriting           Selling
                                          Public           Discount (1)      Stockholders (2)
Per Share.........................           $                   $                   $
Total (3).........................           $                   $                   $

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.

(2) Before deducting estimated offering expenses of $525,000, which will be payable by the Selling Stockholders.

(3) Certain of the Selling Stockholders have granted to the Underwriters a 30-day option to purchase up to 295,500 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this
    option in full, the Price to Public will total $          , the Underwriting
    Discount will total $          and the Proceeds to Selling Stockholders will
    total $          . See "Principal and Selling Stockholders" and
    "Underwriting."

    The shares of Common Stock are offered by the several Underwriters named herein when, as and if delivered to and accepted by the Underwriters and subject to their right to reject any orders in whole or in part. It is expected that delivery of the certificates representing the shares will be made against
payment therefor at the office of Montgomery Securities on or about           ,
1996.
                              -------------------
MONTGOMERY SECURITIES
                   SALOMON BROTHERS INC
                                                   ROBERTSON, STEPHENS & COMPANY

                                     , 1996

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                   [pictures]


    The inside front cover of the prospectus contains an artist's rendering of the Manhattan store scheduled to open October 1996, three photographs depicting different views of the interior of the Company's stores, a photograph of a woman wearing designer clothing and a photograph of the exterior of one of the Company's stores. The inside back cover of the prospectus contains two photographs depicting different views of the interior of the Company's stores and one photograph of a woman wearing designer clothing.

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    The following summary is qualified in its entirety by the more detailed information and consolidated financial statements appearing elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus, including the share and per share information, (i) gives effect to the Recapitalization Transactions as defined under "The Company" and (ii) assumes no exercise of the Underwriters' over-allotment option. As used in this Prospectus, references to a fiscal year refer to Loehmann's, Inc.'s fiscal year ended or ending on the Saturday closest to January 31 of the following year. Certain statements in this Prospectus (including this Prospectus Summary) constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). See "Special Note Regarding Forward-Looking Statements."

                                  THE COMPANY

    Loehmann's, Inc. ("Loehmann's" or the "Company"), founded in 1921 as the "Original Designer Outlet," is a leading specialty retailer of well known designer and brand name women's fashion apparel, accessories and shoes offered at prices that are typically 25% to 50% below department store prices. The Company believes it has developed a unique franchise as the largest national upscale off-price specialty retailer--one that differentiates itself from finer department stores by offering similar merchandise at significantly lower prices, and from other off-price apparel retailers by offering a broad range of designer and bridge merchandise. The Company currently operates 73 stores in major metropolitan markets located in 23 states. The Company has embarked on an expansion strategy to capitalize on the strength of its franchise and well-recognized name.

    The following factors serve as the Company's key strengths and distinguishing characteristics:

    . The Company, like finer department stores, is known for carrying designer and bridge labels by prominent designers such as Donna Karan, Calvin Klein, Ralph Lauren, Adrienne Vittadini, Tahari, Dana Buchman, Andrea Jovine and Emanuel Ungaro, among others. However, unlike finer department stores, the Company offers such merchandise for sale at a substantial discount.

    . Loehmann's high quality image and affluent customer base uniquely position the Company as a principal choice for well known designers who believe their prestige will be preserved by having their merchandise offered by Loehmann's as opposed to other off-price retailers.

    . The Company provides in-season high quality merchandise to its stores on a daily basis as a result of its flexible purchasing strategy, low-price, cyclical markdown policy and efficient inventory management systems.

    . The Company has a low-cost operating structure as a result of its no-frills store format, lean corporate overhead and disciplined real estate strategy.

    In recent years, the Company has sought to broaden its appeal and to increase margins through the addition of new product categories such as shoes and a broader range of accessories and intimate apparel. Since the introduction or expansion of these categories starting in fiscal 1992, gross margins have increased from 26.4% for fiscal 1992 to 31.1% for fiscal 1995 and to 31.7% for the first six months of fiscal 1996. In addition, to prepare for its store expansion program, the Company has made significant investments in merchandising, planning, allocation and MIS infrastructure and has continued to refine its store format.

    To capitalize on its unique franchise, the Company has embarked on a new store expansion program under which it intends to open seven stores in fiscal 1996 and seven to ten stores in each of the next two fiscal years. Four of the seven stores planned for fiscal 1996 already have been opened. Based on its historical operating experience, the Company believes that its larger stores typically experience enhanced operating performance with increased inventory turns, higher margins and increased profitability. The Company's eight stores which exceed 23,000 square feet averaged $11.7 million in net sales in fiscal 1995 as compared to $4.7 million for the balance of the Company's stores which were open for the entire year in fiscal 1995. These eight stores generated store contribution as a percentage of net sales of 15.1% as compared to 13.3% for the balance of the Company's stores. To take advantage of the favorable economics associated with its larger stores, the Company's prototype for its new stores is 25,000 to 35,000 square feet compared to the Company-wide average of approximately 16,000 square feet.

    The Company's planned store openings for fiscal 1996 will be located in existing markets where the Loehmann's franchise is well established and in central business districts which have appealing demographics, such as New York and Boston. As part of its store opening program, the Company intends to open a new 60,000 square foot flagship store in downtown Manhattan at the site that recently housed Barneys' Seventh Avenue Men's Store in October 1996.

                              RECENT DEVELOPMENTS

    Since February 1996, the Company has opened four of the seven stores planned for fiscal 1996, one each in Merrick, New York, Houston, Texas, San Diego, California and Paramus, New Jersey. These new stores reflect the Company's new, larger store format and average approximately 26,000 square feet compared to the Company-wide average of approximately 16,000 square feet. Two of the new stores being opened in fiscal 1996 are replacing existing, smaller format stores.

    The Company has signed leases for its three remaining stores planned for fiscal 1996. Two of these stores are scheduled to open during the third quarter, including the Company's new 60,000 square foot flagship store in downtown Manhattan and a new central business district store in Boston, Massachusetts. The third store, a replacement store in Brooklyn, New York, is scheduled to open in November 1996. These new stores, other than the Company's Manhattan store, will each be approximately 30,000 square feet. The Company has also signed four leases associated with stores to be opened in fiscal 1997 including locations in Seattle, Washington, Ft. Lauderdale, Florida, Tustin, California, and Westbury, New York. The Company is currently in lease negotiations for several other store locations for fiscal 1997 openings.


    Combined sales of the Company for the months of August and September 1996 rose 12.0% to $73.2 million from $65.4 million in the comparable period in 1995, and combined comparable store sales of the Company for August and September 1996 were up 3.4% from the comparable period in 1995.


                                  THE OFFERING

Common Stock offered by the Selling Stockholders.....   1,970,000 shares
Common Stock to be outstanding after the Offering....   8,385,638 shares (1)
Nasdaq National Market symbol........................   LOEH

------------


(1) Excludes (i) 958,664 shares of Common Stock, par value $0.01 per share, of the Company (the "Common Stock") which, upon consummation of the Offering, will be issuable upon the exercise of outstanding stock options at a weighted average exercise price of approximately $7.08 per share, 365,963 of which will be exercisable immediately and (ii) 469,237 shares of Class B Common Stock, which are convertible after November 6, 1996 into 469,237 shares of Common Stock.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
              (IN THOUSANDS, EXCEPT OPERATING AND PER SHARE DATA)

                                                     FISCAL YEAR                           SIX MONTHS ENDED
                                   ------------------------------------------------  -----------------------------
                                                                                       JULY 29,       AUGUST 3,
                                     1991      1992      1993      1994      1995        1995            1996
                                   --------  --------  --------  --------  --------  -------------  --------------
STATEMENT OF OPERATIONS DATA:
]Net sales........................ $389,183  $389,330  $373,443  $392,606  $386,090    $ 186,932       $194,772
Gross profit......................   92,310   102,691    98,452   114,208   120,201       57,705         61,834
Store contribution (1)............   39,384    45,948    39,180    49,192    52,159       25,240         28,402
Depreciation and amortization.....   12,462    11,492    14,334    11,955    12,120        6,062          6,046
Charge for store closings and
 impairment of assets (2).........    --        --        --        --       15,300       15,300        --
Operating income (loss)...........   11,146    16,233     8,654    16,613     3,296       (6,116)        11,101
Interest expense, net.............   17,663    16,889    17,299    18,085    18,153        8,955          7,990
Income (loss) before extraordinary
items.............................   (6,472)     (783)   (8,724)   (1,506)  (14,963)     (15,179)         3,051
Extraordinary items (3)...........    --        --        3,507     --        --         --               7,101
Net loss (4)......................   (6,472)     (783)  (12,231)   (1,506)  (14,963)     (15,179)        (4,050)
Stock dividends on and normal and
 accelerated accretion of
 preferred stock (5)..............    1,181     1,335     1,496     1,802     2,056          922          5,668
Net loss applicable to common
stock (4).........................   (7,653)   (2,118)  (13,727)   (3,308)  (17,019)     (16,101)        (9,718)
Net loss per share applicable to
 common stock before extraordinary
items.............................   $(1.78)   $(0.49)   $(2.18)   $(0.63)   $(3.12)      $(3.07)        $(0.38)
Net loss per share applicable to
 common stock after extraordinary
items.............................    (1.78)    (0.49)    (2.93)    (0.63)    (3.12)       (3.07)         (1.40)
Weighted average common shares
outstanding (6)...................    4,297     4,299     4,680     5,228     5,463        5,247          6,934

                                                                              SIX MONTHS ENDED
                                                                       -------------------------------
                                                                         JULY 29,         AUGUST 3,
                                                                           1995              1996
                                                                       -------------    --------------
PRO FORMA STATEMENT OF OPERATIONS DATA (7):
Net sales...........................................................     $ 186,932         $194,772
Store contribution (1)..............................................        25,240           28,402
Depreciation and amortization.......................................         5,722            5,895
Operating income (loss).............................................        (5,776)*         11,253
Interest expense, net...............................................         5,800            5,499
Net income (loss)...................................................        (7,061)*          3,510
Earnings (loss) per share...........................................     $   (0.79)*       $   0.37
Weighted average common shares and common share equivalents
outstanding.........................................................         8,946            9,503

------------
* Includes a charge to operating income (loss) and net income (loss) of $15.3 million, related to the closure of 11 stores in August 1995 and the impairment of certain primarily intangible assets, which had a negative impact of $1.03 per share (after tax effect) on earnings per share.

                                                     FISCAL YEAR                           SIX MONTHS ENDED
                                   ------------------------------------------------  -----------------------------
                                                                                       JULY 29,       AUGUST 3,
                                     1991      1992      1993      1994      1995        1995            1996
                                   --------  --------  --------  --------  --------  -------------  --------------
SELECTED OPERATING DATA:
Number of stores open at end of
period............................       81        85        81        80        69           69             71
Average net sales per gross square
foot (8)..........................     $350      $333      $320      $337      $327      --             --
Inventory turnover (9)............      5.4x      5.4x      5.1x      5.7x      5.4x     --             --

                                                                                     AUGUST 3,
                                                                                       1996
                                                                                     ---------
BALANCE SHEET DATA:
Working capital....................................................................  $  12,985
Total assets.......................................................................    155,667
Total debt.........................................................................    100,543
Common stockholders' equity........................................................     16,721

------------
(1) Computed as gross profit less store operating expenses and pre-opening costs.

(2) In fiscal 1995, the Company recorded charges related to the closure of 11 stores in August and the impairment of certain primarily intangible assets of $10.35 million and $4.95 million, respectively. Of the total $15.3 million charge, $10.45 million represents non-cash items. See Notes 5 and 6 to the Consolidated Financial Statements of the Company.

(3) The extraordinary loss recorded in the first six months of fiscal 1996 related to the prepayment of the Company's 10 1/2% Senior Secured Notes ($52.5 million face amount), 13 3/4% Senior Subordinated Notes ($77.6 million face amount), 11 7/8% Senior Notes ($5.0 million face amount) along with the write-off of related deferred financing amounts of $2.2 million. The extraordinary loss in fiscal 1993 related to the repurchase of $30.0 million principal amount 13 3/4% Senior Subordinated Notes and the payment of $12.0 million on the remaining balance of a term loan in October 1993. The loss includes a $2.0 million premium paid on the repurchase of the 13 3/4% Senior Subordinated Notes and a $1.5 million write-off of the deferred financing costs attributed to the term loan.

(4) At February 3, 1996, the Company had a net operating loss carryforward of $27.0 million which is available to reduce taxes payable on future taxable income. The Company's ability to utilize its net operating loss carryforward will be dependent on the Company generating taxable income in future years and will be subject to certain limitations on its ability to use all of the net operating loss carryforward in any single fiscal year pursuant to
    Section 382 of the Internal Revenue Code.

(5) Represents stock dividends on and normal and accelerated accretion of the Company's Series A Preferred Stock to its liquidation price of $0.56 per share. All shares of Series A Preferred Stock were redeemed in connection with the Company's debt and equity offerings completed in May 1996 (see "The Company").

(6) Excludes for fiscal years 1991 to 1995 and for the six months ended July 29, 1995, 453,317 shares of Common Stock issuable as of August 3, 1996 upon the exercise of outstanding stock options at a weighted average exercise price of approximately $1.60 per share, 416,587 of which are exercisable within 60 days following such date, as inclusion of such options in weighted average shares would have been antidilutive. Excludes for the six months ended August 3, 1996, 877,884 shares of Common Stock issuable as of August 3, 1996 upon the exercise of outstanding stock options at a weighted average exercise price of approximately $3.77 per share, 416,587 of which are exercisable within 60 days following such date, as inclusion of such options in weighted average shares would have been antidilutive. Includes 469,237 shares of Class B Common Stock, convertible after November 6, 1996 into 469,237 shares of Common Stock.

(7) Pro forma to reflect the effects of the Company's debt and equity offerings completed in May 1996 (see "The Company") and an assumed effective tax rate of 39%, as if such transactions had been completed immediately prior to the commencement of the respective periods.

(8) Average net sales per gross square foot is determined by dividing total net sales by the weighted average gross square footage of stores open during the period indicated.

(9) Inventory turnover is determined by dividing cost of sales by monthly average inventory valued at cost.

                                  RISK FACTORS

    In addition to the other information contained in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing any of the shares of Common Stock offered hereby. Certain statements in "Risk Factors" constitute "forward-looking statements" within the meaning of the Reform Act. See "Special Note Regarding Forward-Looking Statements."

AGGRESSIVE EXPANSION STRATEGY

    The Company intends to pursue an expansion strategy involving opening many more stores than it has in recent years, and its future operating results will depend to a substantial extent upon its ability to open and operate new stores successfully. The new stores are expected to be significantly larger than most of the Company's existing stores and several of the new stores, unlike all but one of the Company's existing stores, will be located in central business districts. The Company may also enter certain new markets in various regions in the United States. Operating larger format stores as well as expanding into new markets and central business districts may present competitive and merchandising challenges that are different than those currently encountered by the Company in its existing markets. In addition, the Company's ability to open new stores on a timely basis will depend upon a number of factors, including the ability to properly identify and enter new markets, locate suitable store sites, negotiate acceptable lease terms, construct or refurbish sites, hire, train and retain skilled managers and personnel, and other factors, some of which may be beyond the Company's control. There can be no assurance that the Company's new stores will be profitable or achieve sales and profitability levels comparable to the Company's larger stores or its existing stores generally. In addition, because of the nature of the Company's business, the Company's new store openings will be clustered during the Company's significant spring or fall selling seasons and thus any delay in such openings could materially adversely affect the Company's financial performance in the relevant fiscal year or period. See "Business--Expansion Strategy." Furthermore, the Company believes that its expansion within existing markets will adversely affect the financial performance of the Company's existing stores within those markets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    To manage its expansion, the Company continually will need to evaluate the adequacy of its existing systems and procedures, including financial controls, management information systems and store management, as well as its existing distribution center which will be used to supply new stores. There can be no assurance that the Company will anticipate all of the changing demands that its expanding operations will impose on its existing infrastructure. The failure of the Company's infrastructure to handle its expansion program could adversely affect its future operating results. In addition, the Company intends to finance its store expansion program primarily through its own operating cash flow. The Company anticipates that its capital expenditures related to store expansion will total approximately $10.0 million in fiscal 1996 and approximately $6.0 million to $8.0 million in fiscal 1997. If the Company does not generate sufficient operating cash flow to support its store expansion program, the Company may not be able to achieve its targets for opening new stores. See "Business--Expansion Strategy."

ADEQUATE SOURCES OF MERCHANDISE SUPPLY

    The Company's business is dependent to a significant degree upon its ability to purchase designer and other brand name merchandise at substantially below normal wholesale prices. The Company does not have any long-term supply contracts with its suppliers. The loss of certain key vendors or the failure to establish and maintain relationships with popular vendors could have a material adverse effect on the Company's business. The Company believes it currently has adequate sources of designer and brand name merchandise; however, there can be no assurance, especially given the Company's expansion plans, that the Company will be able to acquire sufficient quantities and an appropriate mix of such merchandise at acceptable prices.

COMPARABLE STORE SALES

    The Company's comparable store sales results have experienced significant fluctuations in the past. In addition, the Company anticipates that opening new stores in existing markets will generally result in decreases in comparable store sales for existing stores in such markets. The Company believes that this negative impact on existing store sales, coupled with the maturity of the Company's existing stores, will make it difficult to achieve increases in comparable store sales until a significant number of new stores are included in the comparable store base. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

SUBSTANTIAL LEVERAGE AND RESTRICTIVE COVENANTS

    The Company has substantial indebtedness and, as a result, significant debt service obligations. As of August 3, 1996, the Company had approximately $100.5 million of outstanding indebtedness. The degree to which the Company is leveraged could have several material adverse effects, including, but not limited to the following: (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired; (ii) the Company's substantial leverage could make it more vulnerable to a downturn in general economic conditions; (iii) the Company may be more highly leveraged than other companies with which it competes, which may place it at a competitive disadvantage; and (iv) a substantial portion of the Company's cash flow from operations may be dedicated to the payment of interest on its indebtedness, thereby reducing the funds available to the Company for its operations. The Company's indebtedness contains financial and operating covenants including, but not limited to, restrictions on the Company's ability to incur additional indebtedness and issue preferred stock, pay dividends or make other distributions, create liens, sell assets, enter into certain transactions with affiliates and enter into certain mergers and consolidations. Failure by the Company to comply with such covenants may result in an event of default, which, if not cured or waived, could have a material adverse effect on the Company. In addition, upon the occurrence of a Change of Control (as defined in the indenture pursuant to which the Company's 11 7/8% Senior Notes due May 15, 2003 (the "Senior Notes") were issued (the "Senior Note Indenture")), the Company will be obligated to repurchase the Senior Notes at 101% of their principal amount. In such event, there is no assurance that the Company will be able to obtain the necessary financing to repurchase the Senior Notes. See "Description of Certain Indebtedness."

HISTORY OF LOSSES

    The Company has incurred net losses in each fiscal year since the Acquisition including fiscal 1995. There can be no assurance that such losses will not continue in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

MERCHANDISE TRENDS

    The Company's success depends in part on its ability to anticipate and respond to changing merchandise trends and consumer preferences in a timely manner. Accordingly, any failure by the Company to anticipate, identify and respond to changing fashion trends could adversely affect consumer acceptance of the merchandise in the Company's stores, which in turn could adversely affect the Company's business and its image with its customers. If the Company miscalculates either the market for its merchandise or its customers' purchasing habits, it may be required to sell a significant amount of unsold inventory at below average markups over the Company's cost, or below cost, which would have an adverse effect on the Company's financial condition and results of operations.

IMPACT OF ECONOMIC CONDITIONS ON INDUSTRY RESULTS

    The Company's business is sensitive to customers' spending patterns, which in turn are subject to prevailing economic conditions. There can be no assurance that consumer spending will not be affected by economic conditions, thereby impacting the Company's growth, net sales and profitability. A decline in economic conditions in one or more of the markets in which the Company's stores are concentrated could have an adverse effect on the Company's financial condition and results of operations.

CONCENTRATION OF OPERATIONS IN CALIFORNIA AND THE NORTHEAST

    As of August 3, 1996, 22 of the Company's stores were located in the northeastern United States (New York, New Jersey, Connecticut and Massachusetts) and generated 35% of the Company's net sales for the first six months of fiscal 1996 and 13 of the Company's stores were located in California and generated 23% of the Company's net sales for the first six months of fiscal 1996. Of the stores in the Northeast, 19 were located in New York, New Jersey and Connecticut and generated 32% of the Company's net sales for the first six months of fiscal 1996. Although the Company has opened stores in other areas in the United States, a significant percentage of the Company's net sales is likely to remain concentrated in the Northeast and California for the foreseeable future. Consequently, the Company's results of operations and financial condition are heavily dependent upon general consumer trends and other general economic conditions in those regions.

COMPETITION

    All aspects of the women's apparel industry, including the off-price retail segment, are highly competitive. The Company competes primarily with department stores, other off-price retailers, specialty stores, discount stores and mass merchandisers, many of which have substantially greater financial and marketing resources than the Company. Finer department stores, which constitute the Company's principal competitors, offer a broader selection of merchandise and higher quality service. In addition, many department stores have become more promotional and have reduced their price points, and certain finer department stores and certain of the Company's vendors have opened outlet stores which offer off-priced merchandise in competition with the Company. Accordingly, the Company may face periods of intense competition in the future which could have an adverse effect on its financial results. See "Business--Competition."

QUARTERLY RESULTS AND SEASONALITY

    The Company's quarterly results of operations may fluctuate materially depending on, among other things, the timing of new store openings and related pre-opening expenses, net sales contributed by new stores, increases or decreases in comparable store sales, adverse weather conditions, shifts in timing of certain holidays and changes in the Company's merchandise mix. The Company's business is also subject to seasonal influences with higher margins in its first and third quarters and lower margins in its second and fourth quarters. Because of fluctuations in net sales and net income, the results of operations for any quarter are not necessarily indicative of the results that may be achieved for a full fiscal year or any future quarter. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results and Seasonality."

DEPENDENCE ON KEY PERSONNEL

    The Company's success depends to a significant extent upon the performance of its senior management team, particularly Robert N. Friedman, Chairman and Chief Executive Officer, and

Philip Kaplan, President and Chief Operating Officer. The loss of services of any of the Company's executive officers could have a material adverse impact on the Company. The Company maintains key man life insurance on the life of Mr. Kaplan in the amount of $5.0 million and Mr. Friedman in the amount of $8.0 million. The Company's success will depend on its ability to motivate and retain its key employees and to attract and retain qualified personnel in the future. See "Management."

VOLATILITY OF STOCK PRICE

    The Common Stock is currently quoted on the Nasdaq National Market System, which has experienced and is likely to experience in the future significant price and volume fluctuations which could adversely affect the market price of the Common Stock without regard to the operating performance of the Company. In addition, the Company believes that factors such as quarterly fluctuations in the financial results of the Company, the Company's comparable store sales results, announcements by other apparel retailers, the overall economy and the condition of the financial markets could cause the price of the Common Stock to fluctuate substantially.

SHARES ELIGIBLE FOR FUTURE SALE

    There will be 8,385,638 shares of Common Stock outstanding upon the consummation of the Offering. Of such shares, 4,107,800 shares of Common Stock sold in the Initial Public Offering are freely tradeable and, upon completion of this Offering, an additional 1,970,000 shares will be freely tradeable. Of the 2,307,838 remaining shares, 1,908,687 shares are held by executive officers, directors and certain shareholders who, together with the Company, have agreed not to sell, contract to sell, or otherwise dispose of, any shares of Common Stock without the consent of Montgomery Securities for a period of 120 days after the date of this Prospectus. Upon expiration of such agreements, such shares will be eligible for sale in the public markets in accordance with Rule 144 ("Rule 144") promulgated under the Securities Act of 1933, as amended (the "Securities Act"). All other shares will be eligible for sale in the public markets in accordance with Rule 144 after November 3, 1996. In addition, upon consummation of the Offering, there will be outstanding options to purchase a total of 958,664 shares of Common Stock. Except as limited by the agreements described above and by Rule 144 volume limitations applicable to affiliates, shares issued upon the exercise of stock options generally are available for sale in the open market. The Company also has issued and outstanding 469,237 shares of Class B Common Stock which may, after November 6, 1996, be converted into shares of Common Stock on a one-to-one basis. Future sales of substantial amounts of Common Stock in the open market, or the availability of such shares for sale following this Offering, could adversely affect the prevailing market price of the Common Stock. See "Description of Capital Stock," "Shares Eligible for Future Sale," "Principal and Selling Stockholders," "Management" and "Underwriting."

ANTI-TAKEOVER PROVISIONS

    The Company's Certificate of Incorporation and By-laws contain certain provisions that may discourage other persons from attempting to acquire control of the Company. These provisions include, without limitation, (i) classification of the Company's Board of Directors, (ii) prohibitions on stockholder action by written consent and (iii) procedural requirements in connection with stockholder proposals or director nominations. In addition, the Board of Directors, without further action of the stockholders, has the authority to issue preferred stock in one or more series. In certain circumstances, the fact that provisions are in place which inhibit or discourage takeover attempts could reduce the market value of the Common Stock. See "Description of Capital Stock."

                                  THE COMPANY

    Loehmann's is a leading national specialty retailer of well known designer and brand name women's fashion apparel, accessories and shoes offered at prices that are typically 25% to 50% below department store prices. Frieda Loehmann founded the original Loehmann's business in 1921. She acquired the overruns and samples from designers who supplied major department stores and sold these goods at discount prices at her store in Brooklyn, New York. With the success of the original Brooklyn store, her son Charles began expanding the business, first in the northeastern United States and then nationally. Loehmann's remained privately held until 1964. After 17 years as a public company, Loehmann's was acquired in 1981 by AEA Investors ("AEA") in a leveraged buyout transaction. AEA then sold the Company in 1983 to Associated Dry Goods Corporation ("ADG"), owners of the Lord & Taylor and other retail chains. Loehmann's ownership changed again in October 1986 when the May Department Stores purchased ADG. On September 19, 1988 Loehmann's was acquired in a leveraged buyout transaction (the "Acquisition") led by Sefinco Ltd., an affiliate of Entrecanales y Tavora, S.A., the Sprout Group, a venture capital affiliate of Donaldson, Lufkin & Jenrette, Inc., Desai Capital Management, Inc. and certain of its affiliates and members of senior management.

    On May 10, 1996, the Company issued and sold 3,572,000 shares of Common Stock in an initial public offering (the "Initial Public Offering") and issued and sold $100 million principal amount of the Senior Notes in a concurrent debt offering (the "Debt Offering"). The net proceeds of approximately $155 million from the Initial Public Offering and the Debt Offering were used to redeem certain indebtedness of the Company and all of the outstanding shares of the Company's Series A Preferred Stock (the "Series A Preferred Stock"). See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

    Prior to consummation of the Initial Public Offering in May 1996, Loehmann's Holdings, Inc. ("Holdings"), the former parent of the Company, whose only material assets consisted of all of the outstanding stock of the Company and an intercompany note with the Company, was merged with and into a new wholly-owned Delaware subsidiary formed for the purpose of reincorporating Holdings from Maryland to Delaware. Subsequently, but prior to consummation of the Initial Public Offering, the surviving corporation of such merger was merged with and into the Company with the Company being the ultimate surviving corporation (together, the two mergers are herein referred to as the "Holdings Merger"). Each share of common stock of Holdings ("Holdings Common Stock") and Class B common stock of Holdings ("Holdings Class B Common Stock") was converted in the Holdings Merger into approximately 0.22 shares of Common Stock and Class B Common Stock, respectively. The transactions described above are referred to collectively as the "Recapitalization Transactions." Accordingly, the historical financial information appearing in the Registration Statement of which this Prospectus is a part (the "Registration Statement") reflects the retroactive application of, and all share and per share data has been restated to reflect, the Recapitalization Transactions.

    The Company is a Delaware corporation whose executive offices are located at 2500 Halsey Street, Bronx, New York 10461 and its telephone number is (718) 409-2000.

                                USE OF PROCEEDS

    The Company will not receive any of the proceeds from the sale of the Common Stock offered hereby, and none of such proceeds will be available otherwise for use by the Company or for the Company's benefit.

                          PRICE RANGE OF COMMON STOCK

    The Common Stock is quoted on the Nasdaq National Market under the symbol "LOEH." The Common Stock was initially offered to the public on May 7, 1996 at $17.00 per share. The following table sets forth for the periods indicated the high and low reported sales prices per share for the Common Stock as reported by the Nasdaq National Market. There is no established trading market for the Company's Class B Common Stock.


                                                                               HIGH      LOW
                                                                               -----    -----
FISCAL 1996
                                                                               $28
Second Quarter (commencing May 7)...........................................   3/8      $18
                                                                                        20
Third Quarter (through October 10)..........................................   29       1/2



    On September 20, 1996, the number of stockholders of record of Common Stock was 74 and the number of stockholders of record of the Class B Common Stock was
10. The Company estimates that the number of beneficial owners of its Common Stock is significantly more than the number of record owners of its Common Stock. On October 10, 1996, the last reported sale price of the Common Stock as reported by the Nasdaq National Market was $27.38 per share.


                                DIVIDEND POLICY

    The Company has not paid any dividends on its Common Stock or its Class B Common Stock since its inception. The Company intends to retain its earnings, if any, to finance the growth and development of its business including its store expansion program and does not anticipate paying cash dividends on its Common Stock or Class B Common Stock in the foreseeable future. The payment of any future dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the future earnings, operations, capital requirements and financial condition of the Company. In addition, the Company's $35.0 million revolving credit facility (the "Credit Facility") and the Senior Note Indenture contain various covenants which may restrict the Company's ability to pay dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Description of Certain Indebtedness."

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company as of August 3, 1996.

                                                                                     AUGUST 3,
                                                                                       1996
                                                                                  ---------------
                                                                                  (IN THOUSANDS)
Long-term debt:
  11 7/8% Senior Notes.........................................................      $  95,000
  Credit Facility (1)..........................................................          2,791
  Revenue bonds and notes......................................................          2,686
                                                                                  ---------------
      Total long-term debt.....................................................        100,477

Common stockholders' equity
  Common stock, 25,000,000 shares authorized, 8,322,186 issued and outstanding
(2)............................................................................             83
  Class B convertible common stock, 469,237 shares authorized,
    issued and outstanding.....................................................          2,352
  Additional paid-in-capital...................................................         79,340
  Accumulated deficit..........................................................        (65,054)
                                                                                  ---------------
      Total common stockholders' equity........................................         16,721
                                                                                  ---------------
                    Total capitalization.......................................      $ 117,198
                                                                                  ---------------
                                                                                  ---------------

------------
(1) The total commitment under the Credit Facility is $35.0 million.

(2) Excludes 1,022,116 shares of Common Stock issuable as of October 10, 1996 upon the exercise of outstanding stock options at a weighted average exercise price of approximately $6.64 per share, 429,415 of which are exercisable within 60 days following such date.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
              (IN THOUSANDS, EXCEPT OPERATING AND PER SHARE DATA)

    The statement of operations and balance sheet data set forth below for fiscal years 1991 through 1995 and as of the end of each such fiscal year are derived from the audited consolidated financial statements of the Company. The statement of operations data set forth below for the six months ended July 29, 1995 and August 3, 1996 and the balance sheet data set forth below as of August 3, 1996 have been derived from, and should be read in conjunction with, the unaudited consolidated financial statements of the Company. In the opinion of the Company, such unaudited financial statements reflect all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the results for such periods. Results for the six months ended August 3, 1996 are not necessarily indicative of results for the full year. The following financial data should be read in conjunction with the consolidated financial statements, related notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus. All fiscal years for which financial information is set forth below had 52 weeks except fiscal 1995, which had 53 weeks.

    The following unaudited pro forma statement of operations data for the six months ended August 3, 1996 and July 29, 1995 give effect to the completion of the various transactions contemplated by the Initial Public Offering and the Debt Offering as if the same had been completed immediately prior to the commencement of the respective periods. The pro forma financial information and notes thereto do not purport to represent what the Company's results of operations would actually have been if such transactions had in fact been completed immediately prior to such dates or project the results of operations for any future period.

                                                                                           SIX MONTHS ENDED
                                                   ]FISCAL YEAR                          ---------------------
                             --------------------------------------------------------    JULY 29,    AUGUST 3,
                               1991        1992        1993        1994        1995        1995        1996
                             --------    --------    --------    --------    --------    --------    ---------
STATEMENT OF OPERATIONS
 DATA:
Net sales.................   $389,183    $389,330    $373,443    $392,606    $386,090    $186,932    $ 194,772
Cost of sales.............    296,873     286,639     274,991     278,398     265,889     129,227      132,938
                             --------    --------    --------    --------    --------    --------    ---------
Gross profit..............     92,310     102,691      98,452     114,208     120,201      57,705       61,834
Operating Expenses:
 Store operating
expenses..................     51,888      56,108      59,059      64,869      68,042      32,465       33,056
 Pre-opening costs........      1,038         635         213         147       --          --             376
 General and
 administrative
expenses..................     15,776      18,223      16,192      20,624      21,443       9,994       11,255
 Depreciation and
amortization..............     12,462      11,492      14,334      11,955      12,120       6,062        6,046
 Charge for store closings
   and
   impairment of assets
(1).......................      --          --          --          --         15,300      15,300       --
                             --------    --------    --------    --------    --------    --------    ---------
Operating income (loss)...     11,146      16,233       8,654      16,613       3,296      (6,116)      11,101
Interest expense, net.....     17,663      16,889      17,299      18,085      18,153       8,955        7,990
                             --------    --------    --------    --------    --------    --------    ---------
Income (loss) before
 income taxes.............     (6,517)       (656)     (8,645)     (1,472)    (14,857)    (15,071)       3,111
(Benefit) provision for
 income taxes.............        (45)        127          79          34         106         108           60
                             --------    --------    --------    --------    --------    --------    ---------
Income (loss) before
extraordinary items.......     (6,472)       (783)     (8,724)     (1,506)    (14,963)    (15,179)       3,051
Extraordinary items (2)...      --          --          3,507       --          --          --           7,101
                             --------    --------    --------    --------    --------    --------    ---------
Net loss (3)..............     (6,472)       (783)    (12,231)     (1,506)    (14,963)    (15,179)      (4,050)
Stock dividends on and
 normal and accelerated
 accretion of preferred
stock (4).................      1,181       1,335       1,496       1,802       2,056         922        5,668
                             --------    --------    --------    --------    --------    --------    ---------
Net loss applicable to
 common stock (3).........   $ (7,653)   $ (2,118)   $(13,727)   $ (3,308)   $(17,019)   $(16,101)   $  (9,718)
                             --------    --------    --------    --------    --------    --------    ---------
                             --------    --------    --------    --------    --------    --------    ---------
Net loss per share
 applicable to common
 stock before
extraordinary items.......   $  (1.78)   $  (0.49)   $  (2.18)   $  (0.63)   $  (3.12)   $  (3.07)   $   (0.38)
                             --------    --------    --------    --------    --------    --------    ---------
                             --------    --------    --------    --------    --------    --------    ---------
Net loss per share
 applicable to common
 stock after extraordinary
items.....................   $  (1.78)   $  (0.49)   $  (2.93)   $  (0.63)   $  (3.12)   $  (3.07)   $   (1.40)
                             --------    --------    --------    --------    --------    --------    ---------
                             --------    --------    --------    --------    --------    --------    ---------
Weighted average common
shares outstanding (5)....      4,297       4,299       4,680       5,228       5,463       5,247        6,934

                                                                              SIX MONTHS ENDED
                                                                            ---------------------
                                                                            JULY 29,    AUGUST 3,
                                                                              1995        1996
                                                                            --------    ---------
PRO FORMA STATEMENT OF OPERATIONS DATA (6):
Net sales................................................................   $186,932    $ 194,772
Store contribution (7)...................................................     25,240       28,402
Depreciation and amortization............................................      5,722        5,895
Operating income (loss)..................................................     (5,776)*     11,253
Interest expense, net....................................................      5,800        5,499
Net income (loss)........................................................     (7,061)*      3,510
Earnings (loss) per share................................................   $  (0.79)*  $    0.37
Weighted average common shares and common share equivalents
outstanding..............................................................      8,946        9,503

------------
* Includes a charge to operating income (loss) and net income (loss) of $15.3 million, related to the closure of 11 stores in August 1995 and the impairment of certain primarily intangible assets, which had a negative impact of $1.03 per share (after tax effect) on earnings per share.

                                                                                          SIX MONTHS ENDED
                                                            ]FISCAL YEAR                ---------------------
                                                ------------------------------------    JULY 29,    AUGUST 3,
                                                1991    1992    1993    1994    1995      1995        1996
                                                ----    ----    ----    ----    ----    --------    ---------
 SELECTED OPERATING DATA:
 Number of stores open at end of period......     81      85      81      80      69        69           71
 Average net sales per gross square foot
  (8)........................................   $350    $333    $320    $337    $327      --          --
 Inventory turnover (9)......................    5.4x    5.4x    5.1x    5.7x    5.4x     --          --

                                             FEB. 1,   JAN. 30,   JAN. 29,   JAN. 28,    FEB. 3,     AUGUST 3,
                                              1992       1993       1994       1995       1996          1996
                                             -------   --------   --------   --------   ---------   ------------
 BALANCE SHEET DATA:
 Working capital...........................  $ 2,743   $     16   $  8,288   $ 14,049    $12,669      $ 12,985
 Total assets..............................  186,466    184,189    177,666    178,612    163,611       155,667
 Total debt................................  134,088    127,931    130,886    132,029    131,799       100,543
 Common stockholders' equity (deficit).....    3,187      1,607     (9,475)   (12,282)   (29,080)       16,721

 -------------

 (1) In fiscal 1995, the Company recorded charges related to the closings of 11 stores in August and the impairment of certain primarily intangible assets of $10.35 million and $4.95 million, respectively. Of the total $15.3 million charge, $10.45 million represents non-cash items. See Notes 5 and 6 to the Consolidated Financial Statements of the Company.

 (2) The extraordinary loss recorded in the first six months of 1996 related to the prepayment of the Company's 10 1/2% Senior Secured Notes ($52.5 million face amount), 13 3/4% Senior Subordinated Notes ($77.6 million face amount), 11 1/8% Senior Notes ($5.0 million face amount), along with the write-off of related deferred financing costs of $2.2 million. The extraordinary loss in fiscal 1993 related to the repurchase of $30.0 million principal amount 13 3/4% Senior Subordinated Notes and the payment of $12.0 million on the remaining balance of a term loan in October 1993. The loss includes a $2.0 million premium paid on the repurchase of the 13 3/4% Senior Subordinated Notes and a $1.5 million write-off of the deferred financing costs attributed to the term loan.

 (3) At February 3, 1996, the Company had a net operating loss carryforward of $27.0 million which is available to reduce taxes payable on future taxable income. The Company's ability to utilize its net operating loss carryforward will be dependent on the Company generating taxable income in future years and will be subject to certain limitations on its ability to use all of the net operating loss carryforward in any single fiscal year pursuant to Section 382 of the Internal Revenue Code.

 (4) Represents stock dividends and normal and accelerated accretion of the Company's Series A Preferred Stock to its liquidation price of $0.56 per share. All shares of Series A Preferred Stock were redeemed in connection with the Initial Public Offering and the Debt Offering completed in May 1996 (see "The Company").

 (5) Excludes for fiscal years 1991 to 1995 and for the six months ended July 29, 1995, 453,317 shares of Common Stock issuable as of August 3, 1996 upon the exercise of outstanding stock options at a weighted average exercise price of approximately $1.60 per share, 416,587 of which are exercisable within 60 days following such date, as inclusion of such options in weighted average shares would have been antidilutive. Excludes for the six months ended August 3, 1996, 877,884 shares of common stock issuable as of August 3, 1996 upon the exercise of outstanding stock options at a weighted average exercise price of approximately $3.77 per share, 416,587 of which are exercisable within 60 days following such date, as inclusion of such options in weighted average shares would have been antidilutive. Includes 469,237 shares of Class B Common Stock, convertible after November 6, 1996 into 469,237 shares of Common Stock.

 (6) Pro forma to reflect the effects of the Initial Public Offering and the Debt Offering completed in May 1996 (see "The Company") and an assumed effective tax rate of 39%, as if such transactions had been completed immediately prior to the commencement of the respective periods.

 (7) Computed as gross profit less store operating expenses and pre-opening costs.

 (8) Average net sales per gross square foot is determined by dividing total net sales by the weighted average gross square footage of stores open during the period indicated.

 (9) Inventory turnover is determined by dividing cost of sales by the monthly average inventory valued at cost.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    Certain statements in "Management's Discussion and Analysis of Financial Condition and Results of Operations" constitute "forward-looking statements" within the meaning of the Reform Act. See "Special Note Regarding
Forward-Looking Statements."

OVERVIEW

    Loehmann's, founded in 1921, currently operates 73 stores in major metropolitan markets located in 23 states.

    The Company continues to refine its store format and has sought to broaden its appeal and increase margins through the addition of new product categories such as shoes and a broader range of accessories and intimate apparel. Since the introduction or expansion of these categories starting in fiscal 1992, gross margins have increased from 26.4% for fiscal 1992 to 31.1% for fiscal 1995 and to 31.7% for the first six months of fiscal 1996. In addition, the Company has found that its larger stores, those in excess of 23,000 square feet, typically experience enhanced operating performance with increased inventory turns, lower markdowns and thus higher profitability on a higher sales basis. Accordingly, the Company's new prototype store is 25,000 to 35,000 square feet as opposed to an average of approximately 16,000 square feet for the Company's existing stores. The Company has embarked on a store expansion program focused on opening large stores both in existing markets where the Loehmann's franchise is well established and in central business districts which have appealing demographics. As part of its expansion program, the Company intends to open seven such stores in fiscal 1996 and seven to ten stores in each of the next two fiscal years. Four of the seven stores planned for fiscal 1996 already have been opened. The Company also will continue to expand the selling space of existing stores where possible. In fiscal 1995 and in fiscal 1996 to date, the Company added an aggregate of approximately 35,000 square feet to eight existing stores and approximately 9,000 square feet to two existing stores, respectively. There can be no assurance that future stores will achieve sales or profitability levels comparable to the Company's current larger stores. See "Business--Expansion Strategy."

    In anticipation of its expansion program, the Company expanded or replaced selected stores and closed certain of its underperforming stores, including 11 stores in August 1995, which represented approximately 4.7% and 2.1% of net sales in fiscal 1994 and fiscal 1995, respectively, and did not significantly contribute to the Company's operating income. The Company believes that closure of these stores will allow it to improve overall profitability and achieve a more competitive cost structure, although on a short-term basis, these closings may result in reduced net sales. In connection with such closings, the Company incurred a charge of $10.35 million during fiscal 1995. The Company also recorded an unrelated charge of $4.95 million reflecting the write-down of certain primarily intangible assets deemed to have been impaired. As a result of this $15.3 million charge (of which $10.45 million is non-cash), future depreciation and amortization relating to the Company's existing asset base will be reduced. The amount of such reduction in fiscal 1996 is expected to be approximately $800,000.

    The Company estimates that its average net cash requirement to open a typical new store will be approximately $1.7 million, consisting of approximately $1.0 million of capital expenditures for store fixtures and equipment and leasehold improvements, approximately $0.5 million for net working capital and approximately $0.2 million for pre-opening expenses. Actual costs will vary from store to store based upon, among other things, geographic location, the size of the store and the extent of the build-out required at the selected site. The Company anticipates that the cost of its expansion program, approximately $10.0 million in fiscal 1996 and approximately $6.0 million to $8.0 million in fiscal 1997, will be principally funded from operating cash flow. Based on its historical experience, the Company believes that its new stores will generate a positive store contribution in the first full year of operation and are generally expected to recoup their investment within two years. Expenses incurred in connection with the opening of new stores are expensed in the fiscal quarter in which the stores open. The Company anticipates opening four stores in the third quarter of fiscal 1996 and thus expects to incur significant pre-opening expenses in that quarter. The aggregate charge for pre-opening expense may vary substantially from quarter to quarter depending upon the timing of the opening of new stores.

    The Company selects new locations in existing markets based on anticipated profitable incremental sales volume for that market. Opening new stores in existing markets generally results in decreases in the comparable sales for existing stores in such markets. The Company believes that this negative impact on existing store sales coupled with the maturity of the Company's existing stores will make it more difficult to achieve increases in comparable store sales until a significant number of new stores are included in the comparable store base.

    Inherent in the Company's expansion strategy is an ongoing increase in occupancy costs as the Company opens larger stores in more desirable locations. This will have a negative impact on store expenses as a percentage of net sales. This negative impact should be at least partially offset by leveraging general and administrative expenses as net sales from new stores are added to the net sales base.

    The net proceeds received from the Initial Public Offering and Debt Offering were used (i) to redeem in full $52.5 million face amount of the Company's 10 1/2% Senior Secured Notes due 1997 (the "10 1/2% Secured Notes") at a redemption price of 103.5% of the face amount of such notes plus accrued and unpaid interest, (ii) to redeem in full $77.6 million face amount of the Company's 13 3/4% Senior Subordinated Notes due 1999 (the "13 3/4% Subordinated Notes") at a redemption price of 101.0% of the face amount of such notes, plus accrued and unpaid interest and (iii) to redeem all issued and outstanding shares of the Company's Series A Preferred Stock (the "Series A Preferred Stock") at its liquidation price of $0.56 per share totaling $20.9 million. As a result of these transactions, in the second quarter of fiscal 1996 the Company incurred extraordinary losses of approximately $4.7 million on the early extinguishment of debt and $2.0 million from the write-off of related deferred financing costs associated with such indebtedness, and a $5.1 million charge to accumulated deficit from the accelerated accretion of the Series A Preferred Stock to its liquidation price of $0.56 per share.

    At February 3, 1996, the Company had a net operating loss carryforward of approximately $27.0 million to reduce taxes payable on future taxable income. The Company's ability to utilize its net operating loss carryforward will be dependent on the Company generating taxable income in future years and will be subject to certain limitations on its ability to use all of the net operating loss carryforward in any single fiscal year pursuant to Section 382 of the Internal Revenue Code.

RESULTS OF OPERATIONS

    The following table sets forth, for the periods indicated, statement of operations data expressed as a percentage of net sales.

                                                           FISCAL YEAR (1)          SIX MONTHS ENDED
                                                       -----------------------    ---------------------
                                                                                  JULY 29,    AUGUST 3,
                                                       1993     1994     1995       1995        1996
                                                       -----    -----    -----    --------    ---------
Net sales (2)........................................  100.0%   100.0%   100.0%     100.0%      100.0%
Cost of sales........................................   73.6     70.9     68.9       69.1        68.3
                                                       -----    -----    -----    --------    ---------
Gross margin.........................................   26.4     29.1     31.1       30.9        31.7
Operating expenses:
  Store operating expenses...........................   15.8     16.5     17.6       17.4        17.0
  Pre-opening costs..................................    0.1       --       --         --         0.2
  General and administrative expenses................    4.3      5.3      5.6        5.3         5.8
  Depreciation and amortization......................    3.8      3.0      3.1        3.2         3.1
  Charge for store closings and impairment of
assets...............................................     --       --      4.0        8.2          --
                                                       -----    -----    -----    --------    ---------
Operating income (loss)..............................    2.3      4.2      0.9       (3.3)        5.7
Interest expense, net................................    4.6      4.6      4.7        4.8         4.1
                                                       -----    -----    -----    --------    ---------
Income (loss) before income taxes....................   (2.3)%   (0.4)%   (3.8)%     (8.1)%       1.6%
                                                       -----    -----    -----    --------    ---------
                                                       -----    -----    -----    --------    ---------

------------

(1) Fiscal 1993 and 1994 had 52 weeks, and fiscal 1995 had 53 weeks.

(2) Numbers may not total due to rounding.

Six Months Ended August 3, 1996 Compared to Six Months Ended July 29, 1995

    Net sales increased by approximately $7.9 million, or 4.2%, to $194.8 million for the six months ended August 3, 1996 as compared to $186.9 million for the six months ended July 29, 1995. Comparable store sales (sales at stores that were in operation for both periods) increased by 4.7%. The increase in net sales was due to the improved comparable store sales results, plus the opening of two new stores (Merrick and Houston) opened in the first quarter of fiscal 1996 partially offset by the impact of the eleven stores closed in August 1995.

    Gross profit increased by approximately $4.1 million to $61.8 million for the six months ended August 3, 1996 as compared to $57.7 million for the six months ended July 29, 1995. Gross margin increased to 31.7% from 30.9% in the prior year period. The improvement in margin was primarily a result of the continuing shift in the Company's sales mix towards merchandise categories with higher average gross margins coupled with a reduction of markdowns and inventory shortage.

    Store operating expenses increased by approximately $0.6 million to $33.1 million for the six months ended August 3, 1996 as compared to $32.5 million for the six months ended July 29, 1995. As a percentage of net sales, store operating expenses decreased to 17.0% from 17.4% in the comparable prior year period. The dollar increase in store operating expenses was primarily due to an increase in variable expenses associated with the sales increase of $7.9 million.

    Pre-opening costs totaled $376,000 during the six months ended August 3, 1996. These costs were associated with the opening of two new stores in Merrick, New York and Houston, Texas. The Company charges the costs associated with the new store openings to operations in the fiscal quarter of the store's opening. Since August 3, 1996, the Company has opened two new stores, one each in San Diego, California and Paramus, New Jersey. The Company anticipates opening three additional stores in fiscal 1996. There were no store openings in the first six months of fiscal 1995.

    General and administrative expenses increased by approximately $1.3 million to $11.3 million for the six months ended August 3, 1996 as compared to $10.0 million for the six months ended July 29,

1995. As a percent of net sales, general and administrative expenses increased to 5.8% as compared to 5.3% for the same period in the prior year.

    Depreciation and amortization for the six months ended August 3, 1996, was essentially unchanged from the same period in the prior year.

    Operating income increased $17.2 million to $11.1 million for the six months ended August 3, 1996 from an operating loss of $6.1 million for the six months ended July 29, 1996. Before the charges for store closings and impairment of assets, operating income increased by approximately $1.9 million to $11.1 million for the first six months of fiscal 1996 from $9.2 million for the comparable period in fiscal 1995. As a percentage of net sales, operating income before the charges for store closings and impairment of assets increased to 5.7% from 4.9%.

    Interest expense, net for the six months ended August 3, 1996 was $8.0 million versus $9.0 million for the comparable period in fiscal 1995, a decrease of $1.0 million, or 10.8%. The reduction in net interest expense resulted from the Company's net reduction of long-term debt of approximately $30.0 million and a reduction of the average interest rate paid on the long-term debt by approximately 60 basis points. In May 1996, the Company redeemed the 10 1/2% Secured Notes and the 13 3/4% Subordinated Notes totalling $130.0 million face value and issued $100.0 million face value of the 11 7/8% Senior Notes.


    For the six months ended July 29, 1995, the Company recorded a $10.35 million charge related to the implementation of a plan to close eleven underperforming stores. The Company believes that these closures will improve overall chain profitability and allow the Company to achieve a more competitive cost structure. Additionally, the Company recorded a $4.95 million charge to continuing operations in connection with the write-down to fair value of certain primarily intangible assets that were determined to have been impaired in accordance with FAS No. 121. Of this combined $15.3 million charge, $10.45 million represents a non-cash charge. See Notes 5 and 6 to the Consolidated Financial Statements.


Fiscal 1995 Compared to Fiscal 1994

    Net sales decreased by approximately $6.5 million, or 1.7%, to $386.1 million during fiscal 1995 as compared to $392.6 million during fiscal 1994. Comparable store sales decreased by 0.4% during fiscal 1995 as compared to fiscal 1994 due to a relatively weak retail environment. The remaining decrease in total sales was attributable to the closure of 11 stores in August 1995 which represented approximately 4.7% and 2.1% of net sales in fiscal 1994 and fiscal 1995, respectively. Sportswear, dresses and suits represented an aggregate of $284.2 million of net sales in fiscal 1995, as compared to $295.6 million in fiscal 1994, while accessories, intimate apparel and shoes represented an aggregate of $77.2 million of net sales in fiscal 1995 as compared to $64.4 million in fiscal 1994. These changes reflect the Company's efforts in recent years to expand its merchandise mix to include shoes and a broader range of accessories and intimate apparel, which typically have higher gross margins than the Company's traditional apparel offerings.

    Gross profit increased by approximately $6.0 million to $120.2 million during fiscal 1995 as compared to $114.2 million for fiscal 1994. Gross margin increased to 31.1% for fiscal 1995 from 29.1% in the prior fiscal year. The increase in margin was primarily a result of a continuing shift in the Company's sales mix towards merchandise with a higher average gross margin coupled with a reduction of markdowns and shrinkage.

    Store operating expenses increased by approximately $3.1 million to $68.0 million during fiscal 1995 as compared to $64.9 million during fiscal 1994. As a percentage of net sales, store operating expenses increased to 17.6% for fiscal 1995 from 16.5% in the prior fiscal year. Direct mail and advertising expenditures increased by $2.8 million to $13.0 million in fiscal 1995 from $10.2 million in fiscal 1994, primarily as a result of the growth of the Company's Insider Club membership list for direct mail sale announcements. The remaining increase was attributable to higher occupancy costs due to the addition of square footage at eight of the Company's existing stores partially offset by the closing of 11 stores in August 1995.

    General and administrative expenses increased by approximately $0.8 million to $21.4 million during fiscal 1995 as compared to $20.6 million for fiscal 1994. As a percentage of net sales, general and administrative expenses increased to 5.5% for fiscal 1995 from 5.2% in the prior fiscal year. The increase in general and administrative expenses was primarily due to the Company's continued investment in corporate infrastructure to support the Company's planned new store expansion program.

    Depreciation and amortization for fiscal 1995 remained essentially unchanged as compared to the prior fiscal year. The reduction in depreciation and amortization attributable to the closing of 11 stores in fiscal 1995 was offset by additional depreciation associated with capital expenditures in fiscal 1995.

    Charge for store closings for fiscal 1995 includes a $10.35 million charge related to the closure of 11 underperforming stores in August 1995. Reserved amounts at February 3, 1996 related to long-term lease commitments were not material. The Company believes the store closings will improve overall profitability and enable the Company to achieve a more competitive cost structure. See Note 5 to the Consolidated Financial Statements.

    Charge for impairment of assets for fiscal 1995 includes a $4.95 million write-down to fair value of certain assets, primarily intangible favorable leasehold rights, that were determined to be impaired. As discussed in Note 6 to the Consolidated Financial Statements, the Company completed certain market analyses as part of an overall strategic plan in the second quarter of fiscal 1995. As an outcome of these analyses, the Company shortened the period of time in which it intended to occupy certain stores and as a consequence, the undiscounted cash flows estimated to be generated from the revised intended use were not sufficient to recover the assets' carrying amount. Fair value was based on appraisal value.

    Operating income decreased by $13.3 million to $3.3 million for fiscal 1995 as compared to $16.6 million for fiscal 1994. Before the charges for store closings and impairment of assets, operating income increased by approximately $2.0 million to $18.6 million for fiscal 1995 from $16.6 million for fiscal 1994. As a percentage of net sales, operating income before the charges for store closings and impairment of assets increased to 4.8% from 4.2%.

    Interest expense, net for fiscal 1995 was essentially unchanged as compared to fiscal 1994.

Fiscal 1994 Compared to Fiscal 1993


    Net sales increased by approximately $19.2 million to $392.6 million, or 5.1%, during fiscal 1994 as compared to $373.4 million during fiscal 1993. Comparable store sales increased by 4.9% during fiscal 1994 as compared to fiscal 1993. Management believes that the principal factors contributing to this increase in net sales were the introduction of shoes, expansion of accessories and intimate apparel and the general upgrading of store interiors and merchandise presentation. Sportswear, dresses and suits represented an aggregate of $295.6 million of net sales in fiscal 1994, as compared to $292.0 million in fiscal 1993, while accessories, intimate apparel and shoes represented an aggregate of $64.4 million of net sales in fiscal 1994 as compared to $50.0 million in fiscal 1993.


    Gross profit increased by approximately $15.7 million to $114.2 million during fiscal 1994 as compared to $98.5 million during fiscal 1993. Gross margin increased to 29.1% for fiscal 1994 from 26.4% in the prior fiscal year. The improvement in margin was the result of a reduction in markdowns of 2.7% coupled with an improvement in initial markup of 0.4% of net sales partially offset by an increase in shrinkage.

    Store operating expenses increased by approximately $5.8 million to $64.9 million during fiscal 1994 as compared to $59.1 million during fiscal 1993. As a percentage of net sales, store operating expenses increased to 16.5% for fiscal 1994 from 15.8% in the prior fiscal year. Direct mail and advertising expenses increased to $10.2 million in fiscal 1994 from $7.7 million in fiscal 1993. This increase of $2.5 million was primarily due to the growth of the Company's Insider Club membership list for direct mail sale announcements. Store operating expenses also increased $1.0 million as a result of the opening of a new larger store during fiscal year 1994 partially offset by the closing of two smaller stores, increases resulting from bonus and profit sharing costs for store-level employees associated with the earnings increase in fiscal 1994 over fiscal 1993 and certain increased variable expenses.

    General and administrative expenses increased by approximately $4.4 million to $20.6 million during fiscal 1994 as compared to $16.2 million during fiscal 1993. As a percentage of net sales, general and administrative expenses increased to 5.3% for fiscal 1994 from 4.3% in the prior fiscal year. This increase resulted from an increase in bonus and profit sharing costs for corporate-level employees, one-time fees associated with the development of a corporate long-range plan and real estate expansion strategy and costs associated with the Company's investment in corporate infrastructure. In addition, fiscal 1993 general and administrative expenses were partially offset by approximately $2.0 million of income from one-time landlord settlements and an insurance claim related to the Reseda, California location which was damaged in an earthquake which reduced general and administrative expenses for that fiscal year.

    Depreciation and amortization decreased by $2.3 million to $12.0 million during fiscal 1994 as compared to $14.3 million during fiscal 1993. The decrease was primarily due to the absence of prior year write-offs of assets associated with closed and relocated stores and the decrease in amortization of stock option compensation.

    Operating income increased by $7.9 million to $16.6 million during fiscal 1994 as compared to $8.7 million during fiscal 1993. As a percentage of net sales, operating income increased to 4.2% for fiscal 1994 from 2.3% in the prior fiscal year.

    Interest expense, net increased by $0.8 million in fiscal 1994 from the prior fiscal year. This increase was primarily due to a full year of non-cash accretion expense associated with the 10 1/2% Secured Notes which were issued in October 1993, at a discount.

QUARTERLY RESULTS AND SEASONALITY

    While the Company's net sales do not show significant seasonal variation, the Company's operating income has traditionally been significantly higher in its first and third fiscal quarters. The Company believes that its merchandise is purchased primarily by women who are buying for their own wardrobes rather than as gifts. As a result, unlike many other retailers, the Company does not experience increases in net sales during the Christmas shopping season. In addition, the Company's quarterly results of operations may fluctuate materially depending on, among other things, the timing of new store openings and related pre-opening expenses, net sales contributed by new stores, increases or decreases in comparable store sales, adverse weather conditions, shifts in timing of certain holidays and changes in the Company's merchandise mix. Results of operations during the second and fourth quarters are traditionally impacted by end of season clearance events. In addition, fourth quarter operations can be affected by employee performance bonuses.

    The following table sets forth certain unaudited operating data for the Company's ten fiscal quarters ended August 3, 1996. The unaudited quarterly information includes all normal recurring adjustments which management considers necessary for a fair presentation of the information shown.

                                                                      FISCAL 1994
                                                     ----------------------------------------------
                                                      FIRST       SECOND      THIRD        FOURTH
                                                     QUARTER     QUARTER     QUARTER     QUARTER(1)
                                                     --------    --------    --------    ----------
                                                                     (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Net sales.........................................   $ 96,170    $ 90,798    $105,762     $ 99,876
Gross profit......................................     28,248      26,419      32,322       27,219
Store contribution (2)............................     12,968      11,669      15,053        9,502
Operating income (loss)...........................      5,448       3,334       6,776        1,055

AS A PERCENTAGE OF NET SALES:
Gross margin......................................       29.4%       29.1%       30.6%        27.3%
Store contribution (2)............................       13.5%       12.9%       14.2%         9.5%
Operating income (loss)...........................        5.7%        3.7%        6.4%         1.1%

                                                                      FISCAL 1995
                                                     ----------------------------------------------
                                                      FIRST       SECOND      THIRD        FOURTH
                                                     QUARTER     QUARTER     QUARTER     QUARTER(1)
                                                     --------    --------    --------    ----------
                                                                     (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Net sales.........................................   $ 97,506    $ 89,426    $ 99,362     $ 99,796
Gross profit......................................     30,823      26,882      32,694       29,802
Store contribution (2)............................     13,906      11,334      15,433       11,486
Operating income (loss)...........................      5,818     (11,934)(3)    7,364       2,048

AS A PERCENTAGE OF NET SALES:
Gross margin......................................       31.6%       30.1%       32.9%        29.9%
Store contribution (2)............................       14.3%       12.7%       15.5%        11.5%
Operating income (loss)...........................        6.0%      (13.3)%(3)      7.4%       2.1%

                                                         FISCAL 1996
                                                     --------------------
                                                      FIRST       SECOND
                                                     QUARTER     QUARTER
                                                     --------    --------
                                                        (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Net sales.........................................   $104,120    $ 90,652
Gross profit......................................     33,734      28,100
Store contribution (2)............................     15,508      12,894
Operating income (loss)...........................      6,702       4,399

AS A PERCENTAGE OF NET SALES:
Gross margin......................................       32.4%       31.0%
Store contribution (2)............................       14.9%       14.2%
Operating income (loss)...........................        6.4%        4.9%

------------

(1) For the 14 weeks ended February 3, 1996 and the 13 weeks ended January 28, 1995.

(2) Reflects total gross profit less store operating expenses and pre-opening costs.

(3) In the second quarter of fiscal 1995, the Company incurred a charge for store closings and impairment of assets of $15.3 million.

LIQUIDITY AND CAPITAL RESOURCES

    During fiscal 1995 and the first six months of fiscal 1996, the Company's primary uses of cash (other than the use of the net proceeds from the Initial Public Offering and the Debt Offering as described below) were to service its debt and fund capital expenditures. The Company has satisfied its cash requirements principally from cash flow from operations and from the net proceeds of the Initial Public Offering and the Debt Offering. On May 10, 1996, the Company issued and sold 3,572,000 shares of Common Stock in the Initial Public Offering and $100.0 million aggregate principal amount of the Senior Notes in the Debt Offering. The approximate $155 million in net proceeds received from the Initial Public Offering and Debt Offering were used to redeem the 10 1/2% Secured Notes, the 13 3/4% Subordinated Notes and the Series A Preferred Stock.

    During the first six months of fiscal 1996, net cash used as a result of operating activities totaled $4.7 million. During such period, cash of $9.6 million was provided from operations after adding back non-cash charges offset by the use of net working capital of $11.0 million related to new store openings and a reduction in accrued interest expense. In addition, $3.4 million cash was used for new debt issuance costs. For the first six months of fiscal 1996, the Company also used cash of approximately $3.7 million to fund capital expenditures and approximately $2.2 million for financing activities. The Company's financing activities during the first six months of fiscal 1996 included the issuance of the Common Stock in the Initial Public Offering and the Senior Notes in the Debt Offering for an aggregate of $155 million, the use of the net proceeds of the Initial Public Offering and the Debt Offering to repay certain indebtedness and redeem the Series A Preferred Stock and the repurchase and retirement of $5.0 million aggregate principal amount of the Senior Notes for $5.1 million.

    During fiscal 1995, net cash provided by operations was $9.5 million. Net cash used in investing activities, principally related to capital expenditures for leasehold improvements and fixtures primarily associated with the upgrading of existing stores and to a lesser extent improving corporate infrastructure, was $8.1 million for fiscal 1995. Additionally, fiscal 1995 capital expenditures include purchases related to stores scheduled to open in fiscal 1996. Net cash used in financing activities, principally related to the repurchase of $1.6 million face amount of the 10 1/2% Secured Notes, was $1.6 million during fiscal 1995.

    On June 12, 1996, the Company amended and restated its credit agreement with BankAmerica Business Credit, Inc. (the "Bank") to provide the Company with the Credit Facility. The Credit Facility provides for a $35.0 million revolving line of credit with interest payable, at the Company's option, on amounts drawn under the facility at either (i) the Bank's prime plus 0.75%, or (ii) the London Interbank Offered Rate ("LIBOR") plus 2.2%. As of August 3, 1996, approximately $2.8 million of indebtedness was outstanding under the Credit Facility. The Company also is required to pay a per annum fee equal to 0.375% on the undrawn portion of the Bank's commitment with respect of the Credit Facility. The Credit Facility is subject to certain borrowing base limitations, subjects the Company to certain convenants and imposes limitations upon investments dividends and other restricted payments and capital expenditures. The Credit Facility is secured by substantially all of the Company's assets, including accounts receivable, inventory, fixtures and equipment and is not subject to scheduled annual repayments, except upon maturity. The Credit Facility has a term of four years, expiring on June 17, 2000. See "Description of Certain Indebtedness--Credit Facility."

    During fiscal 1995 and the first six months of fiscal 1996, the Company's capital expenditures for leasehold improvements, fixtures and equipment and investments in infrastructure were approximately $3.5 million and $1.2 million, respectively. In addition, in fiscal 1995 and the first six months of fiscal 1996, approximately $2.8 million and $0.3 million, respectively, was expended principally to expand and renovate certain of its stores and approximately $1.8 million and $1.9 million, respectively, was expended in connection with stores scheduled to open in fiscal 1996. The Company anticipates its capital expenditures for the second half of fiscal 1996 will be approximately $11.0 million, consisting of

$8.1 million primarily to open new stores and $2.4 million for other general capital expenditures. For fiscal 1997, the Company anticipates its capital expenditures will be approximately $12.0 million to open new stores and for other uses.

    The Company believes that cash generated from operations will be sufficient to satisfy its cash requirements for fiscal 1996 and fiscal 1997, as supplemented if necessary, by borrowings under the Credit Facility.

                                    BUSINESS

    Loehmann's, founded in 1921 as the "Original Designer Outlet," is a leading national specialty retailer of well known designer and brand name women's fashion apparel, accessories and shoes offered at prices that are typically 25% to 50% below department store prices. The Company believes it has developed a unique franchise as the largest national upscale off-price specialty retailer in the industry. The Company's strong brand name, loyal customer base and long-standing relationships with leading designers and vendors of quality merchandise has enabled it to maintain its franchise. The Company's target customers are relatively affluent women between the ages of 30 and 55 who are attracted to designer and other high quality merchandise offered at exceptional values. The Company currently operates 73 stores in major metropolitan markets located in 23 states. Management believes it has successfully positioned the Company to build on its franchise through an expansion program initially focusing on its core suburban markets and certain central business districts.

INDUSTRY OVERVIEW

    According to published reports, total retail sales of women's apparel and accessories in the United States were approximately $71.8 billion in 1995. The womenswear industry is served by a variety of distribution channels including department stores, specialty stores and off-price retailers.

    The women's apparel industry is categorized into five product classifications: designer, bridge, better, moderate and budget. Designer merchandise is the most expensive product classification and is characterized by high fashion styling. Designer brands include Donna Karan, Calvin Klein and Ralph Lauren. Bridge products are typically brand name merchandise which may carry designer labels but are less expensive than the designer classification and allow customers to purchase designer-like merchandise at below designer prices. Bridge brands include DKNY, A Line/Anne Klein, Anne Klein II, Adrienne Vittadini, CK/Calvin Klein, Emanuel Ungaro and Tahari. Apparel in the better classification carries brand name labels but is less expensive than bridge apparel. Better brands include Jones New York, Harve Bernard and Kenar. Merchandise in the moderate classification is also generally brand name but is a less expensive product category. Moderate brands include Oleg Cassini and Leslie Fay. Budget merchandise is the least expensive product classification.

    Designer and bridge merchandise is generally sold in finer department stores such as Bloomingdale's, Lord & Taylor, Nordstrom and Saks Fifth Avenue. Because manufacturers of designer and bridge merchandise are very concerned about maintaining the upscale image of their trademarks, they are typically very selective about which retailers carry their products. As a result, the Company believes that most other off-price retailers have limited access to designer and bridge merchandise.

BUSINESS STRATEGY

    The Company's strategy is to deliver value to its customers by offering at substantial discounts a wide selection of high quality in-season merchandise, including designer and bridge apparel, accessories and shoes. The Company believes that it has created a unique niche market as the largest national upscale off-price specialty retail store--one that differentiates itself from finer department stores by offering similar merchandise at significantly lower prices and from other off-price apparel retailers by offering a broad range of designer and bridge merchandise. The principal elements of the Company's business strategy are as follows:

  Emphasis on In-Season Designer and High Quality Merchandise

    The Company offers a wide selection of in-season apparel, accessories and shoes, approximately one-third of which is designer and bridge merchandise. The Company, like finer department stores, is known for carrying designer and bridge labels, including Donna Karan, Calvin Klein, Ralph Lauren, Adrienne Vittadini, Tahari, Dana Buchman, Andrea Jovine and Emanuel Ungaro.

  Value Pricing

    The Company provides its customers with exceptional value by offering its merchandise at prices that are typically 25% to 50% below prices charged by department stores for the same items and that are comparable to or lower than prices charged by other off-price retailers.

  Capitalize on Long-Standing Vendor Relationships

    Loehmann's is uniquely positioned among off-price retailers as a principal choice for well known designers who believe that their prestige will be preserved by having their merchandise offered by Loehmann's because of its high quality image and affluent customer base. Loehmann's long-standing vendor relationships and its ability to sell large quantities of goods have provided the Company with ready access to a wide selection of merchandise, often on a preferential basis.

  Broaden Merchandise Categories

    The Company continually seeks to broaden its appeal and has over the past several years expanded its merchandise mix to include shoes and a broader range of accessories and intimate apparel. These items, which typically generate higher gross margins than the Company's traditional apparel categories, accounted for more than 20% of the Company's net sales in fiscal 1995, an increase from 8% in fiscal 1992.

  Flexible Purchasing Strategy

    The Company relies on a flexible purchasing strategy under which it enters any given month with a substantial portion of its purchasing requirements unfulfilled. This strategy enables the Company to react to sales trends, fashion trends and changing customer preferences while enhancing the Company's ability to negotiate with its vendors and take advantage of market inefficiencies and opportunities as they may arise.

  Efficient Inventory Management

    The Company ships new high quality merchandise to its stores on a daily basis. The Company believes it is able to constantly replenish its stores because of its efficient allocation and distribution system, which enables the Company to distribute merchandise to its stores typically within 48 to 72 hours after delivery to its distribution center. In addition, the Company utilizes a cyclical markdown strategy which automatically reduces prices as goods age. As a result of this efficient inventory management, the Company is able to enhance its gross margin, maintain a comparatively low investment in inventory, increase its inventory turn and react more effectively to changing fashion trends and customer preferences.

  Low-Cost Structure

    In order to provide its customers with exceptional value while maximizing profitability and cash flow, the Company is focused on maintaining an efficient, low-cost operating structure. Key elements of this focus include the Company's no-frills store format, lean corporate overhead and disciplined real estate strategy.

EXPANSION STRATEGY

    The Company has embarked on a store expansion program designed to capitalize on its unique franchise by opening new stores both in existing suburban markets where the Loehmann's franchise is well established and in central business districts which have appealing demographics. The Company intends to open seven stores during fiscal 1996, four of which already have been opened: one each in Merrick, New York, Houston, Texas, San Diego, California and Paramus, New Jersey. Based on the success of its downtown San Francisco store and market research performed by the Company, Loehmann's believes that it can successfully expand its franchise by opening stores in other central business districts in such cities as New York, Boston and Seattle. The Company intends to open a 60,000 square foot flagship store in downtown Manhattan at the site which recently housed Barneys'

Seventh Avenue Men's Store. To date, the Company has entered into leases for the three remaining stores expected to be opened in fiscal 1996 including the Manhattan site. Two of the new stores being opened in fiscal 1996 are replacing existing, smaller format stores. In addition, the Company intends to continue its expansion strategy by opening seven to ten stores in each of fiscal 1997 and fiscal 1998. The Company has signed four leases associated with stores to be opened in fiscal 1997 including locations in Seattle, Washington, Ft. Lauderdale, Florida, Tustin, California, and Westbury, New York. The Company is currently in lease negotiations for several other store locations for fiscal 1997 openings.

  Larger Store Format

    Based on its historical operating experience, the Company believes that its larger stores are more profitable. The Company's eight largest stores in excess of 23,000 square feet (excluding a test market store in an outlet mall) that were open for the entire year in fiscal 1995 averaged $11.7 million in net sales, as compared to $4.7 million for the balance of the Company's stores (which average approximately 16,000 square feet). These eight largest stores generated store contribution as a percentage of related net sales of 15.1% as compared to 13.3% for the balance of the Company's stores. A comparison of the Company's larger store base to the balance of its store base supports the Company's determination that larger stores generally permit the Company to better display and offer a broader selection of merchandise, enhance turnover of inventory and require fewer markdowns, thus enabling such stores to achieve greater sales, higher margins and increased profits. Accordingly, the Company's new stores are planned to be substantially larger at 25,000 to 35,000 square feet than most of its existing stores. As part of its strategy, the Company will continue to expand the selling area of existing stores where possible.

  Store Opening Costs

    The Company does not believe its expansion program will entail significant capital expenditures on a per store basis. Based on its historical experience, the Company believes that its new stores will generate a positive store contribution in the first full year in which such stores are open and are expected to recoup their investment within two years. Furthermore, the Company believes it has a sufficient corporate, purchasing and distribution infrastructure in place ready to handle its current and antici-pated expansion program. The Company estimates that its average net cash requirement to open a typical new store will be approximately $1.7 million, consisting of approximately $1.0 million of capital expenditures for store fixtures and equipment and leasehold improvements, approximately $0.5 million for net working capital and approximately $0.2 million for pre-opening expenses. Actual costs will vary from store to store.

  Site Selection

    Based on its historical operating results, the Company believes that in addition to store size, key elements in determining the success of an individual store are the density of the store area's female population over age 18, the affluence of the population frequenting the store's area and the retail strength of the store's area, particularly the upscale nature of the surrounding retail establishments. The Company believes Loehmann's is a destination store which, together with its reputation as a desirable tenant, affords it greater flexibility in selecting store sites. This enables the Company to adhere to its policy of not entering into leases under which the occupancy costs exceed certain acceptable percentages of anticipated net sales. The Company has retained the services of a retail consulting firm that has conducted an extensive analysis of the relevant demographics to advise the Company with respect to its expansion strategy. All decisions as to store openings are decided on a case by case basis by the Company's Board of Directors based on the recommendations of management.

MERCHANDISING

  Selection

    The Company offers a wide selection of women's sportswear, dresses, suits, outerwear, coats, accessories, intimate apparel and shoes. Approximately one-third of the Company's sales are generated by designer and bridge merchandise with the remainder in the brand name, better and moderate classifications. The Company does not offer budget merchandise in its stores. Most of the Company's merchandise is in-season and is therefore generally available at Loehmann's during the same selling season as it is available in department stores.

    The following is a list of many of the key brands offered at the Company's stores:

Adrienne Vittadini    CK/Calvin Klein        Harve Bernard
Andrea Jovine         Dana Buchman           Jones NY
A Line/Anne Klein     Depeche Mode           Kenar
Anne Klein II         DKNY                   Oleg Cassini
Augustus              Donna Karan            Ralph Lauren
Calvin Klein          Emanuel Ungaro         Tahari

    The Company continually seeks to broaden its appeal and has over the past several years expanded its merchandise mix to include shoes and a broader range of accessories and intimate apparel. These items, which typically generate higher gross margins than the Company's traditional apparel categories, accounted for approximately 20% of the Company's net sales in fiscal 1995, an increase from 8% in fiscal 1992. The following table shows the percentages of the Company's net sales attributable to its various product categories for fiscal 1992 through fiscal 1995:

                                                        FISCAL YEAR
                                            ------------------------------------
                                             1992      1993      1994      1995
                                            ------    ------    ------    ------
Sportswear...............................     50.4%     49.6%     48.8%     47.6%
Dresses & Suits..........................     31.5      28.6      26.5      26.0
Coats & Outerwear........................      7.2       5.9       5.2       5.1
Accessories/Intimate Apparel.............      8.0      11.3      13.0      14.5
Shoes....................................     --         2.1       3.4       5.5
Other....................................      2.9       2.5       3.1       1.3
                                            ------    ------    ------    ------
  Total..................................    100.0%    100.0%    100.0%    100.0%
                                            ------    ------    ------    ------
                                            ------    ------    ------    ------

    All Loehmann's stores carry items from each of its merchandise categories. However, the allocation of merchandise among the stores varies based upon factors relating to the demographics and geographic location of each store as well as the size of the store and its ability to adequately display the merchandise. In a continuing effort to broaden its appeal, the Company currently offers infantwear in approximately 30 of its stores and women's large sizes apparel in approximately 35 of its stores.

  Pricing

    The Company seeks to provide its customers with exceptional value by offering its merchandise at prices that are typically 25% to 50% below prices charged by department stores for the same items and that are comparable to or lower than prices charged by other off-price retailers. The Company's central buying staff adheres to a disciplined approach to acquiring merchandise that enables the Company to consistently offer its merchandise at favorable prices. The Company's buyers will only acquire merchandise at prices which permit the Company to offer its merchandise for sale initially at a significant discount to the first marked down price that a department store would charge for the same item. Each item of merchandise offered by the Company carries a price tag displaying the Company's price as well as the typical department store's initial price for the same item.

    The Company uses a cyclical markdown policy to reduce prices automatically as goods age. The purpose of this policy is to improve inventory turnover and minimize the amount of unsold merchandise at the end of the season, while reinforcing the customer's perception of value and enabling the Company to provide the stores with fresh merchandise on a regular basis. In addition, the Company closely monitors prices charged by competitors in each of its markets and adjusts its prices to preserve its pricing advantage.

VENDOR RELATIONSHIPS AND PURCHASING

    Loehmann's is uniquely positioned among off-price retailers as a principal choice for well known designers who believe that their prestige will be preserved by having their merchandise offered by Loehmann's because of its high quality image and affluent customer base. Approximately 75% of the Company's 50 most active suppliers have been selling merchandise to the Company for at least 10 years. Because of these long-standing vendor relationships and its ability to sell large quantities of goods, the Company has ready access to a wide selection of merchandise, often on a preferential basis.

    The Company does not engage in significant forward purchasing and a large portion of its purchasing requirements in any given month intentionally remains unfulfilled at the beginning of the month. This strategy enables the Company to react to fashion trends and changing customer preferences while enhancing the Company's ability to negotiate with its vendors and take advantage of market inefficiencies and opportunities as they may arise.

    The Company purchases a majority of its inventory during the manufacturer's selling season enabling the Company to offer merchandise during the same selling season as it is available in department stores. The Company also purchases a portion of its inventory at the end of the season, when the Company is prepared to purchase a manufacturer's remaining items at an even steeper discount. Vendors who sell to the Company do not need to build into their price structure any anticipation of returns, markdown allowances or advertising allowances, all of which are typical in the department store industry. In addition, the Company pays for goods within an average of approximately 25 to 30 days and often picks up the merchandise directly from the vendors.

    The Company purchases its inventory from over 400 suppliers, which in many cases include separate divisions of a single manufacturer or designer. These suppliers include a substantial majority of the designer and brand name apparel manufacturers in the United States. Some purchases are also made in the European market, primarily Italy. The Company's 20 largest suppliers accounted for approximately 36% of purchases made by the Company in fiscal 1995. During fiscal 1995, no supplier or group of related suppliers accounted for more than 4% of the Company's total purchases. The Company does not have any long-term supply contracts with its suppliers.

    The Company maintains its own central buying staff, comprised of 13 experienced off-price buyers, many of whom also have extensive experience with traditional department stores. Historically, the Company has had very low turnover within its buying group, enabling Loehmann's to capitalize on an experienced, respected group of buyers capable of enhancing the Company's already strong vendor relationships.

STORE LAYOUT

    Loehmann's store format and merchandise presentation are designed to project the image of deep discount and exceptional value, as well as to emphasize Loehmann's niche as the off-price equivalent of an upscale specialty store. Loehmann's stores are divided into two shopping areas: a large, open selling area with wall-to-wall merchandise and a smaller, separate, and more intimate area called "The Back Room." The Company presents moderate and better sportswear, dresses and suits, as well as all outerwear, accessories, intimate apparel and shoes on the main selling floor. Designer and bridge merchandise, including gowns, dresses, suits and sportswear, are displayed in The Back Room.

    The Back Room provides a key point of differentiation to the consumer, as it projects the image of designer goods sold in a no-frills environment and, therefore, at exceptional values. Although the Company estimates that The Back Room generally accounts for only approximately 10% to 15% of a typical Loehmann's store's selling space, The Back Room has generated approximately one-third of the Company's net sales over the last several years.

    All stores are low maintenance, simple, and functional facilities designed to maximize selling space and contain overhead costs. Store layouts are flexible in that product groupings can be easily moved or expanded. All stores have two or more communal fitting rooms. However, in response to customer preferences, private fitting rooms have been added in most stores. Because the Company is committed to maintaining virtually all of its in-store inventory on the selling floor, its stores do not require significant space devoted to inventory storage.

INVENTORY MANAGEMENT AND CONTROL

    The Company continually strives to improve its merchandising, distribution, planning and allocation methods to manage its inventory efficiently. The Company believes that a key to its success is the efficient distribution of merchandise to its stores and an appropriate allocation of merchandise based on individual store sales data and geographic and demographic factors. The Company's successful inventory management is demonstrated by its rapid inventory turnover; in each of the last five years, inventory turned in excess of five times (on a cost basis).

    Loehmann's has recently invested in its Merchandise Control, Planning and Allocation Department. The department's goal is to maximize inventory potential rather than just allocate the merchandise. The allocation by this department of merchandise among Company's stores varies based upon factors relating to the demographics and geographic location of each store as well as the size of the store and its ability to adequately display the merchandise. In addition to ensuring a proper allocation of merchandise, the department works closely with senior merchants to develop seasonal sales, inventory, markdown and purchase plans. As each selling season progresses, the department updates the plans for opportunities and focuses the Company's buyers on the most profitable merchandise. Information from the Company's point-of-sale computer system is regularly reviewed and analyzed to assist in making merchandise allocation decisions. In order to facilitate further the planning and allocation process, the Company is currently implementing a new state-of-the-art planning and allocation software package.

    The Company operates a 126,000 square foot centralized distribution center located at the Company's headquarters as well as a 32,000 square foot satellite warehouse for processing shoes located near the main distribution center. As merchandise arrives at the distribution center, it is priced, ticketed, assigned to individual stores by the Company's merchandising systems, packaged for delivery and transported to the stores. The Company generally transports merchandise from vendors to its distribution center by means of common carrier or its own truck fleet. After the merchandise has been processed, ticketed, sorted and allocated, it is distributed to stores in company-owned or commercial trucks or by air. The time from receipt of goods at the distribution center to placement of merchandise in existing stores typically ranges from 48 to 72 hours. Inventory acquired in anticipation of new store openings may be held at temporary warehouse facilities. The Company believes that its current facilities are capable of servicing its existing stores and planned stores through fiscal 1998.

ADVERTISING AND PROMOTION

    Loehmann's has built its reputation over the years through "word-of-mouth" advertising. In the last two fiscal years, the Company has significantly increased its advertising expenditures. The Company advertises predominantly through direct mail and to a lesser extent through newspaper advertising.

    In August 1992, the Company began a free membership program called "The Insider Club" which entitles members to notice of special events throughout the year and to a 15% discount on their birthdays. The list of members now includes approximately one million active customers, defined as customers who have made a purchase within the last 12 months. The Company spends a significant portion of its advertising and promotional budget on directed mail to Insider Club members. For example, during fiscal 1995, the Company sent to each Insider Club member approximately 20 to 25 mailings. Such mailings typically include two full-color catalogs featuring the Company's merchandise and containing special discount incentives, announcements of the arrival of new designer merchandise and occasional special sales. In addition all Insider Club members are invited to The Back Room events and fashion promotions via direct mail throughout the year. During these events, special distributions of designer and bridge merchandise are allocated to the participating stores. Management believes that these events generate higher than average traffic and maintain a sense of shopping enthusiasm. In order to enhance the productivity of these and other advertising expenditures, the Company has recently engaged the services of a direct mail target marketing firm to assist the Company in analyzing its database to better target its direct mail program.

STORE OPERATIONS

    The Company operates its stores to enhance the customer's shopping experience by creating a friendly shopping environment within a self-service operation. The Company's stores are organized into seven separate geographic districts each with a district manager. District managers monitor the financial performance of the stores in their respective geographic districts and frequently visit stores to ensure adherence to the Company's merchandising, operations and personnel standards. The typical staff for a Loehmann's store consists of a store manager, and a number of associate store and department managers, sales specialists and additional full and part-time hourly associates depending upon the store's needs.

    The Company is committed to maintaining consistency throughout its stores. To ensure consistency, district managers visit their stores frequently to evaluate the stores against predetermined company standards. Senior management meets with the district managers on a periodic basis to maintain a clear line of communication. In addition, "mystery shoppers" shop the stores to help ensure that sales associates are friendly and helpful and maintain all of the Company's merchandising, customer service and loss prevention standards.

    Store management personnel currently complete a training program at a designated training store before assuming management responsibility. Sales specialists receive product and customer service training at the store level.

    All store and district managers participate in a bonus plan that ties compensation awards to the achievement of specified store profits goals and overall Company profits and also are eligible to participate in the Company's stock option plan. All employees participate in a company profit sharing plan.

    Loehmann's stores are generally open seven days per week, 12 hours per day from Monday through Saturday and eight hours on Sunday unless prohibited by local statute. The Company accepts cash, personal checks and major credit cards.

MANAGEMENT INFORMATION SYSTEMS

    Each Loehmann's store is linked to the Company's headquarters through a point-of-sale system that interfaces with an IBM RS6000 computer equipped with integrated merchandising, distribution and accounting software packages. The Company's point-of-sale computer system has features that include merchandise scanning, the capture of customer sales information and on-line credit card approval. These features improve transaction accuracy, speed and checkout time as well as increase overall store efficiency.

    The Company's management information and control systems enable the Company's corporate headquarters to promptly identify sales trends, identify merchandise to be marked down and monitor merchandise mix and inventory levels at individual stores. Management believes that these systems provide a number of benefits, including improved store inventory management, better in-stock availability and higher operating efficiency. The Company believes that the current management information and control systems are capable of supporting the Company's planned expansion for the foreseeable future.

PROPERTIES

  Store Locations

    The Company currently operates 73 stores in 23 states including four newly-opened stores in Merrick, New York, Houston, Texas, San Diego, California and Paramus, New Jersey. The states and regions in which the Company operates its stores are as follows:

                [MAP OF UNITED STATES SHOWING STORE LOCATIONS]

                                                  NUMBER OF    PERCENT OF FISCAL
STATES OR REGION                                   STORES        1995 SALES(1)
-----------------------------------------------   ---------    -----------------
California.....................................       14              22.2%
New York.......................................        9              19.6
Florida........................................        6              10.5
Other Mid-Atlantic.............................        8               9.9
New Jersey.....................................        8               9.1
New England....................................        6               6.9
Midwest........................................        7               6.8
Other Southeast................................        7               6.5
Texas..........................................        5               4.6
Other West.....................................        3               3.9
                                                      --
                                                                     -----
    Total......................................       73             100.0%
                                                      --
                                                      --
                                                                     -----
                                                                     -----

------------

(1) These percentages exclude sales from the Company's 11 stores closed in August 1995 and the four stores opened in fiscal 1996.

  Leases

    The leases for the Company's stores typically provide for a 15 to 20-year term with three five-year renewals that are automatic unless the Company elects to terminate the lease. The rental rate in every case is a fixed amount rather than a contingent payment based on a store's gross sales. The leases typically contain tax escalation clauses and require the Company to pay insurance, utilities, repair and maintenance expenses. Increases in the fixed rent payable during the renewal terms are generally less than 10% to 15% of the base rent (although this percentage may increase for new stores). The leases for the stores which are open have initial or renewal terms expiring as follows:
1996-1997 (11 stores); 1998-2000 (31 stores); 2001-2003 (14 stores); and 2004 and later (17 stores).

    Three of the four leases that expire by year-end fiscal 1996 have renewal options. The Company has generally been successful in renewing its store leases as they expire.

    The Company leases the land for a 153,000 square foot facility located in an industrial park in the Bronx, New York, which serves as its corporate headquarters and as the site of its central warehousing and distribution operations. This facility contains 27,000 square feet of office space and 126,000 square feet of warehouse space. The ground lease with respect to the land on which the facility is situated provides for aggregate annual base rental payments of $37,500. The lease expires in 2010, but is renewable at certain increased rates until 2050. The facility is subject to two mortgages which relate to New York City Industrial Development Agency Revenue Bonds. See "Description of Certain Indebtedness." In addition, the Company leases a 32,000 square foot warehouse in the Bronx, New York, which serves as additional warehouse space. The lease expires on December 31, 1998 and provides for annual rental payments of $198,000.

COMPETITION

    All aspects of the off-price fashion apparel business are highly competitive, and the Company expects competitive pressures to increase in the future as more factory outlet centers open and department stores continue price discounting. The Company believes that the principal elements of competition are the price, quality, selection and presentation of merchandise, store location and customer service. Management believes that the Company is well positioned to compete on the basis of each of these factors. The competitive environment may also be affected by factors beyond a particular retailer's control, such as shifts in consumer preferences, change in population demographics and traffic patterns, and fluctuating economic conditions.

    The Company competes primarily with finer department stores. The Company believes it competes successfully with such department stores by offering a wide selection of comparable quality merchandise at significantly lower prices. Recently, many department stores have become more promotional, although such promotions are typically focused on moderate merchandise. Although the Company's gross margins have not been materially affected to date by department stores' pricing strategies, there can be no assurances that, if finer department stores continue to price more aggressively, the Company's margins will not be adversely affected. Most of the department stores and some of the off-price and discount retailers with which the Company competes have access to substantially greater financial and marketing resources than those available to the Company.

    The Company also faces competition from factory outlet malls and a variety of off-price and discount retailers, some of which are relatively new companies, but many of which are established retail chains or divisions thereof. Such competitors include Burlington Coat Factory, Filene's Basement, Marshall's, Saks Off 5th, Syms, and T.J. Maxx. The Company believes it competes successfully with other off-price and discount retailers by reason of the quality, selection and price of the designer and other better quality merchandise available in the Company's stores.

    In recent years, some designer and other better quality women's apparel has been offered through mail order catalogs. While not significant at the present time, the Company cannot predict the impact of this and other in-home shopping competition.

EMPLOYEES

    At September 20, 1996, the Company had 2,627 employees, of whom 1,797 were store sales and clerical employees, 187 performed store managerial functions, and 643 were corporate and warehouse personnel. Approximately half of the Company's store and warehouse personnel were employed on a part-time basis at that date. Except for managerial employees, professional support staff and the Company's buyers, all employees are paid on an hourly basis. None of the Company's employees are represented by a labor union. The Company believes that its employee relations are good.

TRADEMARK AND SERVICE MARK

    "Loehmann's" has been registered as a trademark and a service mark with the United States Patent and Trademark Office. The registration of the trademark and the service mark may be renewed to extend the original 20-year registration period indefinitely, provided the marks are still in use. The Company intends to continue to use its trademark and service mark and maintain their registrations. The Company believes its trademark and service mark have received broad recognition and their continued existence is important to the Company's business.

LEGAL MATTERS

    Management is not aware of any litigation or regulatory proceedings against the Company which would materially impact its business or financial condition.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The following persons are the executive officers and directors of the Company.

    NAME                      AGE                            POSITION
---------------------------   ---   ----------------------------------------------------------
Norman S. Matthews(1)(3)...   63    Chairman of the Board and Director
Robert N. Friedman(1)......   55    Chairman, Chief Executive Officer and Director
Philip Kaplan(1)...........   65    President, Chief Operating Officer, Secretary and Director
Bonnie Dexter..............   45    Senior Vice President, Merchandising
Robert Glass...............   50    Senior Vice President, Chief Financial Officer, Treasurer
                                    and Assistant Secretary
Jan Heppe..................   44    Senior Vice President and Director of Stores
Janet A. Hickey(1)(2)......   51    Director
Richard E. Kroon(3)........   54    Director
Christina A. Mohr(2).......   40    Director
Arthur Reiner..............   56    Director
Cynthia Cohen Turk(2)(3)...   43    Director

------------

(1) Member of the Executive Committee.

(2) Member of the Audit Committee.

(3) Member of the Compensation Committee.

    NORMAN S. MATTHEWS has been Chairman of the Board and a Director of Loehmann's since September 1995. Mr. Matthews served as Chairman of the Board of Holdings from December 1993 until May 1996 and as a Director of Holdings from October 1988 until May 1996. Mr. Matthews currently serves as a consultant to various retailers. He was President of Federated Department Stores from March 1987 until April 1988 and served in other executive capacities with Federated Department Stores prior to that date. He is a Director of Progressive Corp., an insurance holding company, Lechters, Inc., a housewares chain, Finlay Fine Jewelry, a jewelry lessee in major department stores, Toys "R" Us, a childrens' specialty retailer, and Eye Care Centers of America, Inc.

    ROBERT N. FRIEDMAN has been Chairman, Chief Executive Officer and a Director of Loehmann's since November 1995 and was President, Chief Executive Officer and a Director of Loehmann's from September to November 1995. Mr. Friedman was President and Chief Executive Officer of Holdings from April 1992 until May 1996. Prior to joining Loehmann's, Mr. Friedman was employed by R.H. Macy Co., Inc. for 28 years in various capacities, including President and Vice Chairman, Merchandising, at Macy's East from 1990-1992, Chairman and C.E.O. of Macy's Bamberger Division and Chairman and C.E.O. of Macy's South/Bullocks. He serves on the Board of Trustees of The Fashion Institute of Technology.

    PHILIP KAPLAN has been President, Chief Operating Officer, Secretary and a Director of Loehmann's since November 1995, was Chairman, Chief Operating Officer and a Director of Loehmann's from September to November 1995 and was Chairman, Chief Operating Officer, Secretary and Treasurer of Loehmann's from September 1988 to September 1995. Mr. Kaplan was Vice Chairman, Treasurer and a Director of Holdings from February 1987 until May 1996. Mr. Kaplan was president of Verdi International, a manufacturer of luggage, from 1983 to 1987, Senior Vice President of Abraham and Strauss, a division of Federated Department Stores, Inc., from 1979 until 1983 and Executive Vice President--Chief Financial Officer of E.J. Korvette's from 1971 until 1979.

    BONNIE DEXTER has been Senior Vice President, Merchandising of Loehmann's since May 1994. Ms. Dexter joined the Company as Vice President, Merchandising in May 1993. Prior to that time, she was a Vice President of Retail and Wholesale for Belle France and held a number of merchandising and store management positions at various retail chains, including as a buyer of the May Company of Los

Angeles, as a buyer and as a merchandise manager of Filene's and as Senior Vice President, Stores of Accessory Place.

    ROBERT GLASS has been Senior Vice President, Chief Financial Officer, Treasurer and Assistant Secretary of Loehmann's since September 1994. From 1992 to 1994, Mr. Glass served as a retail consultant. Prior to that time, he held a number of senior retail management positions, including Chief Financial Officer and later President of Gold Circle Stores, a division of Federated Department Stores, Inc., and Executive Vice President of Thrifty Drug from 1990 to 1992.

    JAN HEPPE has been Senior Vice President and Director of Stores of Loehmann's since September 1995. Prior to that time, she held a number of senior retail management positions including Senior Vice President/General Manager of the John Wanamaker Department Store in Philadelphia, Pennsylvania from 1992 through 1995, Divisional Vice President/General Manager of the John Wanamaker Department Store in Moorestown, New Jersey from 1991 to 1992 and a senior management retail position at Henri Bendel in 1991. Prior to 1991, Ms. Heppe was General Manager of On Course, a catalog and wholesale operation and also held various executive positions at Gimbels, New York.

    JANET A. HICKEY has been a Director of Loehmann's since September 1995 and was a Director of Holdings from 1988 until May 1996. Ms. Hickey has been Senior Vice President and General Partner of the Sprout Group, a shareholder of the Company, and the venture capital affiliate of Donaldson Lufkin & Jenrette, Inc. ("DLJ, Inc.") and a Divisional Senior Vice President of DLJ Capital Corporation, a subsidiary of DLJ, since June 1985. Ms. Hickey is a director of Corporate Express, Inc. and other private companies.

    RICHARD E. KROON has been a Director of Loehmann's since September 1995 and was a Director of Holdings from 1988 until May 1996. Mr. Kroon has been Managing Partner of the Sprout Group, the venture capital affiliate of DLJ, since 1981. Mr. Kroon is President, Director and Chief Executive Officer of DLJ Capital Corporation, a subsidiary of DLJ, Inc. He is a Director of several private companies.

    CHRISTINA A. MOHR has been a Director of Loehmann's since September 1995 and was a director of Holdings from January 1994 until May 1996. Ms. Mohr has been Managing Director, Banking Group of Lazard Freres & Co. LLC, an investment banking firm, since 1990. She was a Vice President, Banking Group, from 1984 to 1990. She is a Director of United Retail Group, Inc., a retail chain.

    ARTHUR REINER has been a Director of Loehmann's since August 1996. Mr. Reiner has been President and Chief Executive Officer of Finlay Enterprises, the parent of Finlay Fine Jewelry, since January 1996 and Chairman and Chief Executive Officer of Finlay Fine Jewelry since January 1995. Prior to that, he was employed by R.H. Macy Co., Inc. serving as Chairman and Chief Executive Officer of Macy's East from January 1992 to October 1994 and Chairman and Chief Executive Officer of Macy's Northeast from April 1988 to January 1992.


    CYNTHIA COHEN TURK has been a Director of Loehmann's since September 1995 and was a Director of Holdings from January 1994 until May 1996. Ms. Turk has been President of MARKETPLACE 2000, a retail marketing and strategy consulting firm, which she founded in 1990. Prior to that, Ms. Turk was a partner of Touche Ross (a predecessor of Deloitte & Touche LLP). Ms. Turk is a Director of One Price Clothing, Inc., an apparel retail chain, Specs Music Stores, Inc., a music and video retailer, Office Depot, an office products retailer, the Mark Group and Capital Factors, Inc.


    Directors of the Company are elected by holders of Common Stock for a three-year term, but are divided into three classes with staggered terms that currently have expiration dates as follows: (a) Class A Directors--1999, (b) Class B Directors--1997, and (c) Class C Directors--1998. As of the date hereof, Mr. Matthews, Mr. Kaplan and Mr. Friedman serve as Class A Directors, Mr. Kroon and Ms. Mohr serve as Class B directors and Ms. Hickey, Ms. Turk and Mr. Reiner serve as Class C

Directors. The executive officers of the Company are appointed by the Board of Directors and serve at the pleasure of the Board.

EXECUTIVE COMPENSATION

    The following table sets forth the compensation awarded to, earned by or paid to the named executive officers for services rendered to Holdings and its subsidiary during the fiscal years ended February 3, 1996, January 28, 1995 and January 29, 1994.

                           SUMMARY COMPENSATION TABLE

                                                                                      LONG TERM
                                                                                     COMPENSATION
                                                                                     ------------
                                                    ANNUAL COMPENSATION                 AWARDS
                                          ----------------------------------------   ------------
                                                                        OTHER         SECURITIES
           NAME AND              FISCAL                                ANNUAL         UNDERLYING        ALL OTHER
      PRINCIPAL POSITION          YEAR    SALARY($)     BONUS($)   COMPENSATION($)    OPTIONS(#)    COMPENSATION($)(1)
-------------------------------  ------   ---------     --------   ---------------   ------------   ------------------
Robert N. Friedman.............    1995     475,000      135,000         (2)            187,639         (3)
  Chairman and Chief               1994     450,000      301,000         (2)             --                3,129
  Executive Officer                1993     450,000      150,000         (2)             --              --
Philip Kaplan..................    1995     356,250      105,000         (2)             14,657         (3)
  President and Chief Operating    1994     350,000      234,000         (2)             10,261            3,129
  Officer                          1993     343,750        --          57,208            --              --
Robert Glass (4)...............    1995     211,250       17,500         (2)             --                  574(3)
  Senior Vice President and        1994      74,546       12,947         --              11,172            4,552
  Chief Financial Officer          1993      --            --            --              --              --
Henry Mittleman (5)............    1995     200,929        --            (2)             --              --
  Former Senior Vice President,    1994     178,196       18,937         (2)             --                3,129
  Store Operations                 1993     184,139        1,087         (2)              2,234          --
Bonnie Dexter (6)..............    1995     165,000       20,000         (2)             --             (3)
  Senior Vice President,           1994     139,054       26,985         --               3,910            1,442
  Merchandising                    1993      --            --            --              --              --

------------

(1) Consists of Company contributions under the Loehmann's, Inc. Deferred Profit Sharing Plan of $3,129 for each of Messrs. Friedman, Kaplan and Mittleman and $1,442 for Ms. Dexter in fiscal 1994, and reimbursement of $4,552 and $574 in moving expenses for Mr. Glass during fiscal 1994 and fiscal 1995, respectively.

(2) For each named executive officer, the aggregate amount of other annual compensation is less than the lesser of 10% of such officer's total salary and bonus for such year or $50,000.

(3) Amounts to be contributed under the Loehmann's, Inc. Deferred Profit Sharing Plan have not yet been determined.

(4) Mr. Glass became an executive officer of Loehmann's in September 1994.

(5) Mr. Mittleman resigned as Senior Vice President for Store Operations effective September 14, 1995.

(6) Although Ms. Dexter was employed by the Company during a portion of fiscal 1993, she did not serve as an executive officer of the Company. Accordingly, in accordance with the rules of the Securities and Exchange Commission, information for Ms. Dexter for fiscal 1993 has been omitted.

    The following table provides certain summary information concerning individual grants of stock options made to each of the executives named in the Summary Compensation Table above during the fiscal year ended February 3, 1996.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                 INDIVIDUAL GRANTS
                             ----------------------------------------------------------
                                                                                           POTENTIAL REALIZABLE
                             NUMBER OF                                                       VALUE AT ASSUMED
                             SECURITIES                                                      ANNUAL RATES OF
                             UNDERLYING      % OF TOTAL                                        STOCK PRICE
                             ---------    OPTIONS GRANTED     EXERCISE OR                      APPRECIATION
                              OPTIONS     TO EMPLOYEES IN     BASE PRICE     EXPIRATION    --------------------
   NAME                      GRANTED(#)     FISCAL YEAR        ($/SHARE)        DATE          5%         10%
--------------------------   ---------    ----------------    -----------    ----------    --------    --------
Robert N. Friedman........    187,639           71.1%             5.01          (1)        $383,407    $897,535
Philip Kaplan.............     14,657            5.6%             5.01          (1)          29,950      70,113
Robert Glass..............      --            --                 --              --           --          --
Henry Mittleman...........      --            --                 --              --           --          --
Bonnie Dexter.............      --            --                 --              --           --          --

------------

(1) One-third of these options vest in each of the next three fiscal years and expire five years from the date of vesting, with certain exceptions.

    The following table sets forth information concerning the value of unexercised options as of February 3, 1996 held by the executives named in the Summary Compensation Table above.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES


                                                           NUMBER OF SECURITIES
                                SHARES                          UNDERLYING                VALUE OF UNEXERCISED
                               ACQUIRED       VALUE         UNEXERCISED OPTIONS           IN-THE-MONEY OPTIONS
                              ON EXERCISE    REALIZED      AT FISCAL YEAR END(#)         AT FISCAL YEAR END ($)
    NAME                          (#)          ($)       EXERCISABLE/UNEXERCISABLE    EXERCISABLE/UNEXERCISABLE(1)
---------------------------   -----------    --------    -------------------------    ----------------------------
Robert N. Friedman.........      --            --             140,303/187,639                 980,786/571,029
Philip Kaplan..............      --            --             208,850/14,657                1,460,906/44,604
Robert Glass...............      --            --               2,234/8,938                    15,616/62,477
Henry Mittleman............      5,669        38,927               --/ --                          --/ --
Bonnie Dexter..............      --            --               1,788/3,799                    12,498/26,555


------------

(1) Based on an estimated stock price at February 3, 1996 of $8.06.

EMPLOYMENT AND SEVERANCE AGREEMENTS

    The Company is a party to an employment agreement with each of Messrs. Friedman, Kaplan and Glass (the "Employment Agreements").

MR. FRIEDMAN

    Mr. Friedman's employment agreement, as amended (the "Friedman Agreement"), provides that he will serve as Chairman and Chief Executive Officer of Holdings and the Company from November 1, 1995 through January 31, 1999, for an annual base salary of not less than $550,000 for fiscal 1996, $575,000 for fiscal 1997 and $600,000 for fiscal 1998. Mr. Friedman also is eligible to receive an annual bonus equal to 100% of his base salary in effect for each of fiscal 1996 and fiscal 1997 and 60% of his base salary in effect for fiscal 1998 if, for each such fiscal year, the Company attains its targeted EBITDA (as defined in the Friedman Agreement). The Friedman Agreement also provides for certain insurance and other benefits to be maintained and paid by the Company.


    The Friedman Agreement provides for a grant to Mr. Friedman on November 1, 1995, of options to purchase up to 187,639 shares of Common Stock at an exercise price of $5.01 per share. Of such options, 134,068 vest automatically in equal installments at the end of each of the current and next two succeeding fiscal years commencing after fiscal 1996 and the remaining 53,571 options vest automatically in equal installments at the end of each of the current and next succeeding fiscal year commencing after fiscal 1996. In addition, on February 23, 1996, the Company granted Mr. Friedman options to purchase up to 35,707 shares of Common Stock at an exercise price of $8.06. One-half of such options vest automatically at the end of each of the current and the next fiscal year. As of September 20, 1996, 186,222 of Mr. Friedman's options had vested and, of these vested options, 45,919 had been exercised.


    The Friedman Agreement provides that if Mr. Friedman's employment is terminated by the Company without Cause or by Mr. Friedman with Good Reason (as such terms are defined in the Friedman Agreement), the Company will be required to pay his base salary then in effect for the greater of 12 months following his termination or the remainder of his term of employment. Mr. Friedman also will be entitled to receive any bonus earned with respect to any previously completed fiscal year which remains unpaid as of the date of termination. If Mr. Friedman's employment is terminated, either by the Company or by Mr. Friedman for Good Reason, coincident with or within one year after a Change of Control (as defined in the Friedman Agreement), the Company will be required to pay Mr. Friedman a lump sum, in cash, equal to two times his base salary then in effect and all unvested options will vest in full. If Mr. Friedman's employment is terminated by the Company without Cause, by Mr. Friedman for Good Reason or as a result of a Change of Control, the Company also, with certain exceptions, will be required to continue to maintain life insurance for Mr. Friedman for the remainder of his life or until he attains the age of 70 with a death benefit equal to his base salary at the date of termination and medical insurance for Mr. Friedman and his spouse until their respective deaths.

    The Friedman Agreement provides that the Company has certain rights to purchase shares of the Common Stock and/or vested options held by Mr. Friedman upon termination of his employment. Finally, the Friedman Agreement provides that Mr. Friedman will not, with certain exceptions, "engage or be engaged in a competing business" (as defined in the Friedman Agreement) for a period of two years following termination of his employment (unless he is terminated without Cause or he resigns with Good Reason).

MR. KAPLAN

    Mr. Kaplan's employment agreement, as amended (the "Kaplan Agreement"), provides that he will serve as President and Chief Operating Officer of Holdings and the Company from November 1, 1995 through January 31, 1998, for an annual base salary of $375,000. Mr. Kaplan also is eligible to receive an annual bonus equal to 64% of his base salary in effect for each fiscal year during the term of the Kaplan Agreement if, for such fiscal year, the Company attains its targeted EBITDA (as defined in the Kaplan Agreement). The Kaplan Agreement also provides for certain insurance and other benefits to be maintained and paid by the Company.

    The Kaplan Agreement provides for a grant on November 1, 1995 of options to purchase 14,657 shares of Common Stock at an exercise price of $5.01 per share. Such options vest automatically during the term of Mr. Kaplan's employment. In addition, on February 23, 1996, the Company granted Mr. Kaplan options to purchase up to 6,840 shares of Common Stock at an exercise price of $8.06. One-half of such options vest automatically at the end of each of the current and the next fiscal year. As of September 20, 1996, 264,711 of Mr. Kaplan's options had vested and, of these vested options, 55,861 had been exercised.

    The Kaplan Agreement provides that if Mr. Kaplan's employment is terminated by the Company without Cause or by Mr. Kaplan for Good Reason (as such terms are defined in the Kaplan Agreement), the Company will be required to pay his base salary, annual bonus and life and medical insurance through the remainder of his term of employment, and certain of Mr. Kaplan's unvested options will vest. In addition, if such termination is subsequent to a Change of Control of the Company (as defined in the Kaplan Agreement), the Company will be required to pay Mr. Kaplan's base salary and bonus in one lump sum promptly following such termination and all of Mr. Kaplan's unvested options will vest.

    The Kaplan Agreement provides that the Company has certain rights to purchase shares of the Common Stock held by Mr. Kaplan upon termination of his employment, and that Mr. Kaplan has certain rights to require the Company to purchase shares and/or vested options held by him upon termination. Upon the expiration of the term of Mr. Kaplan's Employment Agreement, Mr. Kaplan has agreed to act as a consultant to the Company and to serve on the Boards of Directors of the Company and Holdings (unless such Boards request his resignation therefrom) in exchange for which the Company will pay him 20% of his base salary and will provide him with an automobile. Finally, the Kaplan Agreement provides that Mr. Kaplan will not, with certain exceptions, "engage or be engaged in a competing business" (as defined in the Kaplan Agreement) for a period of two years following termination of his employment (unless he is terminated without Cause or he resigns with Good Reason).

COMPENSATION OF MEMBERS OF THE BOARD OF DIRECTORS

    Except as described below, the members of the Company's Board of Directors are not paid an annual retainer or meeting fee.

    In connection with Ms. Mohr's and Ms. Turk's service as directors of the Company, Entrecanales Inc., ("Entrecanales"), an affiliate of Sefinco Ltd. ("Sefinco"), entered into agreements with each of Ms. Mohr and Ms. Turk providing for (a) compensation for Ms. Mohr and Ms. Turk of $25,000 and $40,000 per annum, respectively, payable by Entrecanales, and (b) the grant by Entrecanales to each of Ms. Mohr and Ms. Turk of 44,680 stock appreciation rights ("SARs"), on terms described below. The SARs were not granted by and are not obligations of the Company.

    All SARs have vested in accordance with their terms. Upon redemption of any vested SAR, the holder is entitled to receive the amount by which the market value per share of Common Stock exceeds $5.59 per SAR. Ms. Turk has exercised all of her SARs. All vested and unredeemed SARs lapse on June 1, 1998.

    In connection with Mr. Reiner's election as a member of the Company's Board of Directors, the Company has agreed to pay him an annual retainer of $15,000 and meeting fees of $1,000 per board meeting ($500 for telephonic meetings).

COMPENSATION OF CHAIRMAN OF THE BOARD

    The Company has an open-ended consulting agreement with Mr. Matthews, pursuant to which he is currently paid $75,000 per annum. In addition, in connection with Mr. Matthews' agreement to serve as Chairman of the Board, Mr. Matthews was granted options pursuant to the 1988 Stock Plan to purchase up to 91,232 shares of the Common Stock, 24,197 exercisable at $1.07 per share, 22,345 exercisable at $4.48 per share, 22,345 exercisable at $2.24 per share and 22,345 exercisable at $8.95 per share. All such options have vested. Mr. Matthews has exercised options on 24,197 shares at $1.07 per share and 22,345 shares at $2.24 per share.

    In addition, on July 1, 1995 Mr. Matthews was granted options pursuant to the 1988 Stock Plan to purchase 44,689 shares of the Common Stock at $5.01 per share. Half of the options vested on July 1, 1996 and the other half will vest on July 1, 1997. Unvested options vest upon certain changes in control of the Company. Within 180 days upon termination, depending on the cause of termination, the Company has the right to purchase Mr. Matthews' shares and unexercised vested options. The Company also has a right of first refusal upon notice of proposed sale of shares by Mr. Matthews.

STOCK INCENTIVE PLANS

    1988 Stock Plan. On September 30, 1988, the Board of Directors of Holdings adopted the Loehmann's Holdings, Inc. 1988 Stock Option Plan (the "1988 Stock Plan"). The purpose of the 1988 Stock Plan is to promote the success of Holdings by providing a method whereby key employees and directors of Holdings and its subsidiaries may be encouraged to invest in Holdings Common Stock and thereby increase their proprietary interest in its business, encourage them to remain in the employ of, or as directors of, Holdings and increase their personal interest in the continued success and progress of Holdings. The 1988 Stock Plan provides that a committee appointed by the Board of Holdings, consisting of at least two directors, is authorized to grant options to purchase shares of Holdings Common Stock thereunder. In connection with the Holdings Merger each such outstanding option became an option to purchase approximately 0.22 shares of the Company's Common Stock on the same terms and conditions.

    A maximum of 1,077,010 shares of Common Stock (subject to adjustment as described below) may be delivered by the Company pursuant to options granted under the 1988 Stock Plan, 1,048,537 of which have been granted and of which 429,415 are currently exercisable. The number and kind of options granted is subject to adjustment, in the sole discretion of the committee, upon the occurrence of certain corporate events (such as a stock dividend, reorganization or offer to sell shares at below fair market value) in order to preserve the benefits intended to be made available to grantees under the 1988 Stock Plan. Certain of the options vest in installments over a period of time from the date of the grant and certain of the options vest depending on the attainment by the Company of certain performance criteria. As amended, nonemployee directors are no longer eligible to receive awards under the 1988 Stock Plan.


    The Company's Board of Directors may amend, suspend or discontinue the 1988 Stock Plan at any time except that, without the prior approval of the stockholders of the Company, no such amendment may (i) abolish the committee, change the qualifications of committee members or withdraw the 1988 Stock Plan administration from its supervision, (ii) materially change the requirements as to eligibility for participation in the 1988 Stock Plan, (iii) increase the maximum number of shares as to which options may be granted under the 1988 Stock Plan, except for adjustments to reflect stock dividends or other recapitalizations affecting the number or kind of outstanding shares, (iv) extend the maximum option period or the period during which options may be granted under the 1988 Stock Plan or (v) decrease the minimum option price.

    Since the end of fiscal 1995, under the terms of the 1988 Stock Plan, the committee made grants under the 1988 Stock Plan of stock options to purchase shares of Common Stock at an exercise price equal to $22.69 as follows: certain employees who are not Executive Officers were granted options to purchase an aggregate of 30,000 shares of Common Stock. The options will not vest until the fifth anniversary of the date of the grant.

    New Stock Plan. Prior to the consummation of the Initial Public Offering, the Company adopted the Loehmann's, Inc. New Stock Incentive Plan (the "New Stock Plan" and together with the 1988 Stock Plan, the "Stock Plans"). A maximum of 446,892 shares of Common Stock (subject to adjustment as described below) may be delivered by the Company pursuant to options, stock appreciation rights ("SARs"), restricted stock, unrestricted stock and performance awards (collectively, "awards") granted under the New Stock Plan, subject to specified aggregate limits on certain types of awards and annual individual limits on certain types of awards. Only officers, directors and executive, managerial and professional employees of the Company and its affiliates are eligible for awards under the New Stock Plan.

    The New Stock Plan is administered by a committee appointed by the Company's Board of Directors consisting of at least two directors. During the ten-year term of the plan, the committee will have authority, subject to the terms of the New Stock Plan, to determine when and to whom to make grants under the plan, the number of shares to be covered by the grants, the types and terms of options, "incentive stock options" within the meaning of Section 422 of the Code, "nonqualified stock options" SARs, restricted stock, unrestricted stock and performance awards granted and the exercise price of options and SARs and to prescribe, amend and rescind rules and regulations relating to the New Stock Plan. The committee may, in its discretion, with the grantee's consent, cancel any award under the plan and issue a new award in substitution therefor or accelerate the exercisability of any award granted under the plan or extend the scheduled expiration date of an award. The New Stock Plan limits the number of shares with respect to which options and SARs may be granted to any individual to 223,446 in any year. Shares subject to issuance under the New Stock Plan may be authorized and unissued or treasury shares of Common Stock.

    The Company's Board of Directors may amend, suspend or discontinue the New Stock Plan at any time except that, without stockholder approval no such amendment may (i) materially increase the benefits accruing to New Stock Plan grantees, (ii) materially increase the maximum number of shares as to which awards or specific types of awards may be granted under the New Stock Plan, except for adjustments to reflect stock dividends or other recapitalizations affecting the number or kind of outstanding shares, (iii) materially change the requirements as to eligibility for participation in the New Stock Plan, (iv) permit a stock option to have an option exercise price, or a SAR to have an appreciation base, of less than 100% of the fair market value of a share of Common Stock on the date the stock option or SAR is granted, (v) permit an option or unrelated SAR to be exercisable, a restricted stock award to vest, or shares of Common Stock to become deliverable pursuant to a performance award, more than ten years after the date of grant or (vi) extend the term of the New Stock Plan beyond the initial ten-year period.


    Since the end of fiscal 1995, under the terms of the New Stock Plan, the committee made grants under the New Stock Plan of stock options to purchase shares of Common Stock at exercise prices equal to between $8.06 and $23.13 as follows: Mr. Friedman was granted options to purchase 63,614 shares of Common Stock, exercisable at $8.06 per share; Mr. Kaplan was granted options to purchase 10,513 shares of Common Stock, exercisable at $8.06 per share; Mr. Glass was granted options to purchase 11,172 shares of Common Stock, exercisable at $8.06 per share and options to purchase 20,000 shares of Common Stock, exercisable at $22.69 per share; Ms. Dexter was granted options to purchase 11,172 shares of Common Stock, exercisable at $8.06 and options to purchase 20,000 shares of Common Stock, exercisable at $22.69 per share; all Executive Officers as a group were granted options to purchase 167,643 shares of Common Stock, exercisable at prices equal to between $8.06 and $22.69 per share; and all employees who are not Executive Officers as a group were granted options to purchase 126,355 shares of Common Stock, exercisable at prices equal to between $8.06 and $23.13 per share. All but 120,000 options to exercise shares will vest equally over a two, three or five year period beginning on the first anniversary of the date of grant and will become 100% vested on the second, third or fifth anniversary of the date of grant. The remainder of the options vest on the fifth anniversary of the date of grant. Additional awards may be made under the plan upon such terms and conditioning as determined by the committee in its discretion as described above.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    During fiscal 1995, Messrs. Kroon and Matthews and Ms. Turk served as members of the Compensation Committee of the Board of Directors.

                       PRINCIPAL AND SELLING STOCKHOLDERS


    The following table sets forth certain information as of October 10, 1996 with respect to beneficial ownership of shares of the Common Stock by (i) all stockholders known by the Company to be beneficial owners of more than 5% of such class, (ii) each director, (iii) each executive officer named in the Summary Compensation Table, (iv) each Selling Stockholder and (v) all directors and executive officers as a group.


                                          BENEFICIAL OWNERSHIP                          BENEFICIAL OWNERSHIP
                                          PRIOR TO THE OFFERING        NUMBER OF        AFTER THE OFFERING(1)
   NAME AND ADDRESS OF BENEFICIAL        -----------------------         SHARES         ---------------------
   OWNER                                  NUMBER      PERCENTAGE    BEING OFFERED(1)    NUMBER     PERCENTAGE
--------------------------------------   ---------    ----------    ----------------    -------    ----------
Sefinco Ltd.(2).......................   1,279,023       15.3%           511,609        767,414        9.1%
 c/o Entrecanales Inc.
 767 Fifth Avenue, 5th Floor
 New York, New York 10153
Sprout Capital V(3)...................     396,914        4.8%           138,920        257,994        3.1%
Sprout Growth, L.P.(3)................     479,923        5.8            167,973        311,950        3.7%
Sprout Growth, Ltd.(3)................      53,430       *                18,701         34,729        *
DLJ Venture Capital Fund II,                23,853       *                 8,349         15,504        *
L.P.(3)...............................
Donaldson, Lufkin & Jenrette
 Securities Corporation(3)............     249,405        3.0%            87,292        162,113        1.9%
Equity-Linked Investors, L.P.(4)......     323,797        3.9%           273,954         49,843        *
Equity-Linked Investors-II(4).........     323,797        3.9%            53,328        270,469        3.2%
Putnam Investors(5)...................     373,586        4.5%           373,586             --       --
Trust U/D Paul J. Pinto...............      21,653       *                10,827         10,826        *
Trust U/D John J. Pinto...............      21,653       *                10,827         10,826        *
Allan Bogner..........................     199,177        2.4%            80,000        119,177        1.4%
Philip Kaplan(6)......................     315,963        3.7%            78,991        236,972        2.7%
Robert Friedman(7)....................     437,474        5.0%           109,371        328,103        3.8%
Norman S. Matthews(8).................     185,088        2.2%            46,272        138,816        1.6%
Janet A. Hickey(3)....................          --         --                 --             --       --
Richard E. Kroon(3)...................          --         --                 --             --       --
Christina A. Mohr.....................          --         --                 --             --       --
Arthur Reiner.........................          --         --                 --             --       --
Cynthia Cohen Turk....................          --         --                 --             --       --
Bonnie Dexter(9)......................       2,788       *                    --          2,788        *
Robert Glass(10)......................      12,234       *                    --         12,234        *
Henry Mittleman.......................          --         --                 --             --       --
All directors and executive officers
 as a group (11 persons)(11)..........     953,547       10.5%           234,634        718,913        7.9%

------------
* Less than 1%

 (1) Without giving effect to the Underwriters' over-allotment option. The Selling Stockholders have granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to an aggregate of 295,500 shares of Common Stock, solely to cover over-allotments, if any, as follows: Sefinco Ltd., 93,387 shares; Sprout Capital V, 25,358 shares; Sprout Growth, L.P., 30,661 shares; Sprout Growth, Ltd., 3,414 shares; DLJ Venture Capital Fund II, L.P., 1,524 shares; Donaldson, Lufkin & Jenrette Securities Corporation, 15,934 shares; Equity-Linked Investors-II, 59,741 shares; Trust U/D Paul J. Pinto, 1,976 shares; Trust U/D John J. Pinto, 1,976 shares; Allan Bogner, 14,603 shares; Philip Kaplan, 15,798 shares; Robert Friedman, 21,874 shares; and Norman Matthews, 9,254 shares.

 (2) Includes 33,517 shares of Class B Common Stock which are convertible into Common Stock after November 6, 1996.

 (3) Sprout Capital V, Sprout Growth, L.P., Sprout Growth, Ltd., DLJ Venture Capital Fund II, L.P. and Donaldson Lufkin & Jenrette Securities Corporation ("DLJ" and, collectively with the other entities named above, the "Sprout Group") are all affiliates. Ms. Hickey, who is a Director, and Mr. Kroon, who is a Director, are general partners of, or executive officers in (1) certain of the affiliates of DLJ that own shares of Common Stock or (2) entities that control such affiliates. The business address of all such entities is 277 Park Avenue, New York, New York 10172. Ms. Hickey and Mr. Kroon disclaim beneficial ownership of such shares.

 (4) Includes 49,843 shares of Class B Common Stock which are convertible into Common Stock after November 6, 1996. Equity-Linked Investors, L.P. and Equity-Linked Investors-II are New York limited partnerships whose business address is c/o Desai Capital Management Incorporated, 540 Madison Avenue, New York, New York 10022. Pursuant to an investment and advisory agreement, Desai Capital Management Incorporated ("DCMI") may vote or dispose of the shares owned by Equity-Linked Investors, L.P. and Equity-Linked Investors-II. Rohit M. Desai is the managing general partner of the general partner of each of Equity-Linked, L.P. and Equity-Linked Investors-II. Mr. Desai is also the sole stockholder, Chairman of the Board and President of DCMI. DCMI and Mr. Desai each disclaims beneficial ownership of the shares owned by Equity-Linked Investors, L.P. and Equity-Linked Investors-II.

 (5) Putnam Investors includes Putnam Diversified Income Trust, Putnam Master Intermediate Income Trust, Putnam Managed High Yield Trust, Putnam Master Income Trust, Putnam Capital Manager Trust--PCM High Yield Fund, Putnam High Income Convertible and Bond Fund, Putnam High Yield Managed Trust, Putnam Premier Income Trust and the Ameritech Corp. Pension Trust (collectively, "Putnam Investors").

 (6) Includes options to purchase 208,850 shares of Common Stock granted pursuant to the Stock Plans which are immediately exercisable and options to purchase 25,170 shares of Common Stock granted pursuant to the Stock Plans which are not immediately exercisable.


 (7) Includes options to purchase 140,303 shares of Common Stock granted pursuant to the Stock Plans which are immediately exercisable and options to purchase 251,253 shares of Common Stock granted pursuant to the Stock Plans which are not immediately exercisable.


 (8) Includes 22,345 shares of Class B Common Stock which are convertible into Common Stock after November 6, 1996, options to purchase 67,034 shares of Common Stock granted pursuant to the Stock Plans which are immediately exercisable and options to purchase 22,344 shares of Common Stock granted pursuant to the Stock Plans which are not immediately exercisable.

 (9) Consists of options to purchase 1,788 shares of Common Stock granted pursuant to the Stock Plans which are immediately exercisable.

(10) Consists of options to purchase 2,234 shares of Common Stock granted pursuant to the Stock Plans which are immediately exercisable.


(11) Includes 22,345 shares of Class B Common Stock which are convertible into Common Stock after November 6, 1996, options to purchase 420,209 shares of Common Stock granted pursuant to the Stock Plans which are immediately exercisable and options to purchase 298,767 shares of Common Stock granted pursuant to the Stock Plans which are not immediately exercisable.


SHAREHOLDERS' AGREEMENTS

    Sefinco Ltd. and the Sprout Group are parties to a shareholders' agreement dated September 19, 1988, as amended and supplemented (the "Shareholders' Agreement"), which provides that Sefinco and the Sprout Group each is entitled to nominate two directors to the Board of Directors until the earlier of (i) the date on which 60% of the shares of Common Stock then outstanding have been sold pursuant to one or more public offerings (including the Offering contemplated hereby) and (ii) the Company's 1998 annual meeting of stockholders. Upon consummation of the Offering, the Shareholders Agreement will terminate.

    Certain of the Company's stockholders have been granted registration rights, which rights will have terminated upon completion of the Offering.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

AFFILIATE TRANSACTIONS


    DLJ and certain of its affiliates are principal stockholders of the Company and DLJ acted as an underwriter of the Senior Notes in the Debt Offering. In addition, (i) members of the Sprout Group are selling certain of its shares of Common Stock in this Offering, (ii) members of the Sprout Group sold 104,653 shares of Common Stock in the Initial Public Offering for $1,654,564 in the aggregate, (iii) approximately $20.9 million of the proceeds from the Initial Public Offering and the Debt Offering were used to redeem all of the outstanding Series A Preferred Stock, certain of which shares are owned by DLJ and other significant holders of the Company's Common Stock and (iv) DLJ has been paid $50,000 for financial advisory services rendered to the Company each year during the last three fiscal years and this fiscal year. See "Principal and Selling Stockholders."


    Entrecanales Inc., a principal stockholder, has been paid $50,000 for financial advisory services rendered to the Company each year during the last three fiscal years and this fiscal year. See "Principal and Selling Stockholders."

    Certain of the principal and selling stockholders of the Company (including Putnam Investors) have owned and currently own debt securities of the Company.


    Pursuant to agreements with certain stockholders of the Company, the Company paid all of the fees and expenses for the Registration Statement on Form S-1 for the Initial Public Offering, which fees and expenses totaled approximately $748,000. Certain of the stockholders of the Company (including Sefinco Ltd., the Sprout Group, Equity-Linked Investors, L.P., Equity-Linked Investors-II and Putnam Investors) sold 535,800 shares of Common Stock for $8,470,998 in the aggregate in the Initial Public Offering.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


    The Company is authorized to issue up to 66,969,237 shares of stock, which shares consist of 25,000,000 shares of Common Stock, 469,237 shares of Class B Common Stock, and 41,500,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"). As of the date hereof, 8,322,186 shares of Common Stock are outstanding, 469,237 shares of Class B Common Stock are outstanding and no shares of Preferred Stock are outstanding.


COMMON STOCK

    General. The shares of Common Stock are entitled to share ratably with the shares of Class B Common Stock in such dividends (other than dividends on Common Stock payable in shares of the capital stock of the Company) as may be declared by the Board of Directors and paid by the Company out of funds legally available therefor. The payment of cash dividends by the Company is restricted by the terms of the Credit Facility and by the Senior Note Indenture, and the Company does not anticipate paying cash dividends in the foreseeable future. See "Dividend Policy" and "Description of Certain Indebtedness."

    In the event of any liquidation, dissolution or winding up of the Company, holders of the Common Stock and Class B Common Stock are entitled to share ratably in the balance, if any, remaining after payment of all debts and other liabilities of the Company. Holders of the Common Stock have no redemption, preemptive or subscription rights.

    Holders of Common Stock are entitled to one vote per share for the election of directors and for all other matters to be submitted to a vote of the Company's stockholders. Except as provided below, the exclusive voting power for all purposes is vested in the holders of the Common Stock. Holders of shares of Common Stock have no cumulative voting rights. Shares of Common Stock are not convertible into shares of any other class.

CLASS B COMMON STOCK

    General. The shares of Class B Common Stock are entitled to share ratably with the shares of Common Stock in such dividends (other than dividends on Common Stock payable in shares of the capital stock of the Company) as may be declared by the Board of Directors and paid by the Company out of funds legally available therefor. Although the holders of Class B Common Stock will not share in any dividends on the Common Stock payable in shares of capital stock of the Company, the number of shares of Common Stock issuable upon the conversion of a share of Class B Common Stock will be subject to adjustment in such event. See "Adjustments." The payment of cash dividends by the Company is restricted by the terms of the Credit Facility and restricted by the Senior Note Indenture, and the Company does not anticipate paying cash dividends in the foreseeable future. See "Dividend Policy" and "Description of Certain Indebtedness."

    In the event of any liquidation, dissolution or winding up of the Company, holders of the Common Stock and Class B Common Stock are entitled to share ratably in the balance, if any, remaining after payment of all debts and other liabilities of the Company. Except as described below, holders of the Class B Common Stock have no redemption, preemptive or subscription rights.

    Except as required by Delaware's General Corporation Law (the "Delaware GCL"), holders of Class B Common Stock have no right to vote for the election of directors or for any other matters that may be submitted to a vote of the Company's stockholders, except for an increase in the number of authorized shares of the Class B Common Stock, which must be approved by two-thirds of each of the shares of Common Stock and the shares of Class B Common Stock. Holders of shares of Class B Common Stock have no cumulative voting rights.

    Shares of Class B Common Stock are convertible, at any time after November 6, 1996, at the option of the holder, on a one-for-one basis (subject to adjustment), into shares of Common Stock. Shares of Class B Common Stock may be converted by surrendering to the Transfer Agent for the Class B Common Stock a stock certificate signed by the registered holder indicating such holder's election to convert all or a portion of the shares of the Class B Common Stock evidenced by such certificate. As used herein, the term "Underlying Common Stock" means the shares of Common Stock issued or issuable upon conversion of the Class B Common Stock.

    Mergers and Other Business Combinations. In the event of a Non-Surviving Combination (as defined below), each share of Class B Common Stock will be exchanged for the same consideration as it would have received if it had been converted into Common Stock immediately prior to such event. As used herein, a "Non-Surviving Combination" means any merger, consolidation or other business combination by the Company with one or more persons (other than a wholly owned subsidiary of the Company) in which the other person is the survivor, or a sale of all or substantially all of the assets of the Company to one or more such other persons, if, in connection with any of the foregoing, consideration (other than common equity securities of the Company) is distributed to holders of Common Stock in exchange for all or substantially all of their equity interest in the Company.

    Adjustments. The number of shares of Common Stock issuable upon the conversion of each share of Class B Common Stock (as well as the number of votes allocable to each such share of Class B Common Stock, the amount payable in respect of each such share on account of the liquidation, dissolution or winding up of the Company and the dividends payable on each such share) are subject to adjustment in certain events, including (i) a distribution on the Common Stock in shares of its capital stock or a combination, subdivision or reclassification of Common Stock or (ii) the issuance or sale of rights, warrants or options or convertible or exchangeable securities to holders of Common Stock or other persons entitling such holders to purchase shares of Common Stock for a consideration per share less than the then current market value (as defined) per share of Common Stock (not including certain sales or issuances to the management of the Company, if approved by the Board of Directors). In the case of distributions described in clause (i) above and sales or issuances to holders of Common Stock described in clause (ii) above, no adjustment in the number of shares of Common Stock issuable upon conversion of the Class B Common Stock will be required until cumulative adjustments require an adjustment of at least 1% thereof. The Company will notify the holders of the Class B Common Stock in the event of any adjustments.

    The Company has authorized and reserved for issuance such number of shares of Common Stock as shall be issuable upon the conversion of all outstanding shares of Class B Common Stock. Such shares of Common Stock, when issued, will be duly and validly issued and fully paid and nonassessable.

    No fractional shares will be issued upon conversion of shares of Class B Common Stock, but the Company will pay the cash value of any fractional shares otherwise issuable.

PREFERRED STOCK

    Authorized but Unissued Preferred Stock. The Board of Directors of the Company is authorized, without further action of the shareholders of the Company, to issue any unissued stock and to classify or reclassify, or set or change the preferences, dividend, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms or conditions of redemption of such stock.

CERTAIN PROVISIONS OF CERTIFICATE OF INCORPORATION AND BY-LAWS

    Certain provisions of the Company's Amended and Restated Certificate of Incorporation and By-laws of the Company are summarized in the following paragraphs. These provisions may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

    Stockholder Meetings. The Amended and Restated Certificate of Incorporation provides that any action required or permitted to be taken by the stockholders of the Company may be effected only at an annual or special meeting of stockholders and prohibits stockholder action by written consent in lieu of a meeting in all other circumstances. The Company's By-laws provide that special meetings of stockholders may be called only by the President, Chairman of the Board or the Board of Directors. This provision will make it more difficult for stockholders to take actions opposed by the Board of Directors.

    Advance Notice Provisions. The Company's By-laws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors, or to bring other business before an annual meeting of stockholders of the Company. The By-laws provide that only persons who are nominated by, or at the direction of, the Board of Directors, or by a stockholder who has given timely written notice to the Secretary of the Company prior to the meeting at which directors are to be elected, will be eligible for election as directors of the Company. Under the By-laws, for notice of stockholder nominations to be made at an annual meeting to be timely, such notice must be received by the Company not less than 30 days nor more than 60 days prior to the meeting, or in the event that less than 40 days' notice or prior public disclosure of the date of the annual meeting is given or made to stockholders, notice by the stockholder to be timely must be received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made. Under the By-laws, a stockholder's notice must also contain certain information specified in the By-laws.

    Indemnification. The Certificate provides that directors and officers of the Company will be indemnified by the Company against all expenses and liabilities reasonably incurred in connection with or resulting from any claim, action, suit or proceeding in which he or she may become involved by reason of his service for or on behalf of the Company, provided he or she acted in good faith in what he or she reasonably believed to be the best interests of the Company. The Certificate also provides that this right of directors and officers to indemnification is not exclusive of any other right now possessed or hereafter acquired under any statute, agreement or otherwise.

    Classified Board of Directors. The By-laws provide that the Board of Directors shall be divided into three classes of directors serving staggered three year terms, with each class to consist as nearly as practicable of one-third of the members of the Board of Directors.

    The overall effect of the provisions of the Certificate of Incorporation and By-laws described above may be to render more difficult or to discourage a merger, tender offer, proxy context, the assumption of control of the Company by a holder of a large block of the Company's capital stock or other person, or the removal of incumbent management, even if such actions may be beneficial to the Company's stockholders generally.

PERSONAL LIABILITY OF DIRECTORS

    The Delaware GCL authorizes a Delaware corporation to eliminate or limit the personal liability of a director to the corporation and its stockholders for monetary damages for breach of certain fiduciary duties as a director and, accordingly, the Company's Amended and Restated Certificate of Incorporation includes a provision eliminating liability for monetary damages for any breach of fiduciary duty as a director, except (i) for any breach of the duty of loyalty to the Company or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for any transaction from which the director derived an improper personal benefit; or (iv) for willful or negligent payment of dividends, or approval of stock repurchases or redemptions that are unlawful under Delaware law. Pursuant to the Delaware GCL, directors of the Company are not insulated from liability for breach of their duty of loyalty (requiring that, in making a business decision, directors act in good faith and in the honest belief that the action taken was in the best interest of the corporation), or for claims arising under the Federal securities laws. The foregoing provision of the Amended and Restated Certificate of Incorporation may reduce the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breaches of their fiduciary duties, even though such an action, if successful, otherwise might have benefitted the Company and its stockholders.

CERTAIN STATUTORY PROVISIONS

    Section 203 of the Delaware GCL contains certain provisions that may make more difficult the acquisition of control of the Company by means of a tender offer, open market purchase, proxy fight or otherwise. These provisions are designed to encourage persons seeking to acquire control of the Company to negotiate with the Board of Directors. However, these provisions could have the effect of discouraging a prospective acquiror from making a tender offer or otherwise attempting to obtain control of the Company. To the extent that these provisions discourage takeover attempts, they could deprive stockholders of opportunities to realize takeover premiums for their shares or could depress the market price of shares. Set forth below is a description of the relevant provisions of Section 203 of the Delaware GCL. The description is intended as summary only and is qualified in its entirety by reference to Section 203 of the Delaware GCL.

    Section 203 of the Delaware GCL prohibits certain "business combination" transactions between a publicly held Delaware corporation, such as the Company after the Offering, and any "interested stockholder" for a period of three years after the date on which such stockholder became an interested stockholder, unless (i) the board of directors approves, prior to such date, either the proposed business combination or the proposed acquisition of stock which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction in which the stockholder becoming an interested stockholder, the interested stockholder acquires at least 85% of those shares of the voting stock of the corporation which are not held by the directors, offers or certain employee stock plans or (iii) on or subsequent to the consummation date, the business combination with the interested stockholder is approved by the board of directors and also approved at a stockholders' meeting by the affirmative vote of the holders of at least two-thirds of the outstanding shares of the corporation's voting stock other than shares held by the interested stockholder. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock. A corporation, at its option, may exclude itself from the coverage of Section 203 by amending its charter or by-laws by action of its stockholders to exempt itself from coverage, provided that such by-law or charter amendment shall not become effective until 12 months after the date it is adopted. To date, the Company has not elected to opt out of
Section 203 of the Delaware GCL pursuant to its terms.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for the Common Stock is American Stock Transfer & Trust Company. The Transfer Agent and Registrar for the Company's Class B Common Stock is Chemical Trust Company of California, San Francisco, California.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

SENIOR NOTES

    As of August 3, 1996, $95 million aggregate principal amount of the Senior Notes were outstanding. The Senior Notes mature on May 15, 2003, are limited to $100.0 million aggregate principal amount, and are unsecured senior obligations of the Company, senior in right of payment to any subordinated indebtedness of the Company. Each Senior Note bears interest at a rate of 11 7/8% from May 10, 1996 or from the most recent interest payment date to which interest has been paid, payable semiannually on May 15 and November 15, in each year, commencing November 15, 1996.

    The Senior Notes are subject to redemption at any time on or after May 15, 2000 at the option of the Company, in whole or in part, on not less than 30 nor more than 60 days' prior notice in amounts of $1,000 or integral multiples thereof at the following redemption prices (expressed as percentages of the principal amount), if redeemed during the 12-month period beginning May 15th of the years indicated below:

                                                          REDEMPTION
YEAR                                                        PRICE
-------------------------------------------------------   ----------
2000...................................................      105.938%
2001...................................................      102.969%
2002 and thereafter....................................      100.000%

in each case, together with accrued and unpaid interest, if any, to the redemption date (subject to the rights of holders of record on relevant record dates to receive interest due on an interest payment date).

    The Senior Notes are not entitled to the benefit of any sinking fund.

    In the event of a Change of Control (as defined in the Senior Note Indenture), the Company will be obligated to make an offer to purchase all outstanding Senior Notes at a purchase price of 101% of the principal amount thereof, plus accrued and unpaid interest to the date of repurchase.

    The Senior Note Indenture contains certain covenants that, among other things, will limit the ability of the Company or any of its subsidiaries to incur additional indebtedness, transfer or sell assets, pay dividends or make certain other restricted payments, incur liens, enter into certain transactions with affiliates or consummate certain mergers, consolidations or sales of all or substantially all of its assets. In addition, subject to certain conditions, the Company is obligated to make offers to repurchase the Senior Notes with the net proceeds of certain asset sales. These covenants are subject to certain exceptions and qualifications.

CREDIT AGREEMENT

    On June 12, 1996, the Company amended and restated its credit agreement with the Bank to provide the Company with the Credit Facility. The Credit Facility provides for a $35.0 million revolving line of credit with interest payable, at the Company's option, on amounts drawn under the facility at either (i) the Bank's prime rate plus 0.75% or (ii) LIBOR plus 2.2%. On August 3, 1996, approximately $2.8 of indebtedness was outstanding under the Credit Facility.The Company also is required to pay a per annum fee equal to 0.375% on the undrawn portion of the Bank's commitment in respect of the Credit Facility. The Credit Facility is subject to certain borrowing base limitations, subjects the Company to certain covenants and imposes limitations upon investments, dividends and other restricted payments and capital expenditures. The Credit Facility is secured by substantially all of the Company's assets, including accounts receivable, inventory, fixtures and equipment and is not subject to scheduled annual repayments, except upon maturity. The Credit Facility has a term of four years, expiring on June 17, 2000.

                        SHARES ELIGIBLE FOR FUTURE SALE

GENERAL

    There will be 8,385,638 shares of Common Stock outstanding upon the consummation of the Offering. Of these shares, the 4,107,800 shares sold in the Initial Public Offering are freely tradeable, and upon completion of this Offering 1,970,000 additional shares will be freely tradeable, without restriction or further registration under the Securities Act except for any of such shares held by "affiliates" of the Company.

    The remaining 2,307,838 shares of Common Stock held by the existing stockholders are "restricted securities" under the Securities Act. Of these restricted securities, 1,908,687 shares are held by executive officers, directors and certain shareholders who, together with the Company, have agreed not to sell, contract to sell, or otherwise dispose of, any shares of Common Stock without the consent of Montgomery Securities for a period of 120 days after the date of this Prospectus. Upon expiration of such agreements, such shares will be eligible for sale in the public markets in accordance with Rule
144. The 399,151 shares not subject to such agreements will be eligible for sale in the public markets in accordance with Rule 144 on November 3, 1996.

    In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least two years, including persons who may be deemed "affiliates" of the Company, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales pursuant to Rule 144 are also subject to certain other requirements relating to manner of sale, notice and availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the three months immediately preceding the sale is entitled to sell restricted shares pursuant to Rule 144(k) without regard to the limitations described above, provided that three years have expired since the later of the date on which such restricted shares were first acquired from the Company or from an affiliate of the Company. See "Security Ownership of Certain Beneficial Owners."

    Upon consummation of the Offering, options to purchase 958,664 shares of Common Stock granted to certain officers and key employees of the Company pursuant to the Stock Plans will be outstanding. Of the shares underlying these outstanding options, 719,431 are subject to the agreements described above restricting the sale of such shares for a period of 120 days after the date of this Prospectus. The Company has filed a registration statement under the Securities Act to register shares of Common Stock issuable upon the exercise of stock options granted under the Company's Stock Option Plans. Except as limited by the agreements described above and by Rule 144 volume limitations applicable to affiliates, shares issued upon the exercise of stock options generally are available for sale in the open market. In addition, 469,237 shares of Class B Common Stock may be converted into shares of Common Stock beginning on November 6, 1996 and such shares of Common Stock may be freely sold by such holders who are not deemed affiliates of the Company.

    The Company is unable to predict the effect that sales made under Rule 144, pursuant to future registration statements, or otherwise, may have on any then prevailing market price for shares of the Common Stock. Nevertheless, sales of a substantial amount of Common Stock in the public market, or the perception that such sales could occur, could adversely affect market prices.

                                  UNDERWRITING

    The Underwriters named below have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase from the Selling Stockholders the number of shares of Common Stock indicated below opposite their respective names at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of the shares if they purchase any.

                                                                    NUMBER
    NAME OF UNDERWRITER                                            OF SHARES
----------------------------------------------------------------   ---------
Montgomery Securities...........................................
Salomon Brothers Inc ...........................................
Robertson, Stephens & Company LLC...............................
                                                                   ---------
    Total.......................................................   1,970,000

    The Underwriters have advised the Selling Stockholders that the Underwriters propose initially to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow to selected
dealers a concession of not more than     per share; and the Underwriters may
allow, and such dealers may reallow, a concession of not more than     per share
to certain other dealers. After the public offering, the offering price and other selling terms may be changed by the Underwriters. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.

    Certain of the Selling Stockholders have granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of an aggregate of 295,500 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the shares initially to be purchased by the Underwriters. See "Principal and Selling Stockholders." To the extent that the Underwriters exercise this option, the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with this Offering.

    The Underwriting Agreement provides that the Company and the Selling Stockholders will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

    The Company's officers and directors and the Selling Stockholders have agreed that, subject to certain limited exceptions, for a period of 120 days after the date of this Prospectus, they will not offer, sell or dispose of any shares of their Common Stock without the prior written consent of Montgomery Securities.

    The Underwriters have advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority in excess of 5% of the number of shares of Common Stock offered hereby.

    Certain of the Underwriters and selling group members (if any) that currently act as market makers for the Common Stock may engage in "passive market making" in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). Rule 10b-6A permits, upon the satisfaction of certain conditions, underwriters and selling group members participating in a distribution that are also Nasdaq market makers in the security being distributed to engage in limited market making transactions during the period when Rule 10b-6 under the Exchange Act would otherwise prohibit such activity. Rule 10b-6A prohibits underwriters and selling group members engaged in passive market making generally from entering a bid or effecting a purchase at a price that exceeds the highest bid for those securities displayed on Nasdaq by a market maker that is not participating in the distribution. Under Rule 10b-6A, each underwriter or selling group member engaged in passive market making is subject to a daily net purchase limitation equal to 30% of such entity's average daily trading volume during the two full consecutive calendar months immediately preceding the date of the filing of the registration statement under the Securities Act pertaining to the security to be distributed. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

    Certain legal matters in connection with the Common Stock offered hereby will be passed upon for the Company by Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York and for the Underwriters by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), Los Angeles, California.

                                    EXPERTS

    The consolidated financial statements of Loehmann's, Inc. at February 3, 1996 and January 28, 1995, and for each of the fiscal years ended February 3, 1996, January 28, 1995 and January 29, 1994 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    Holdings is subject to the informational requirements of the Exchange Act and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Avenue, N.W., Washington, D.C. 20549 or at its Regional Offices located at Room 1400, 500 West Madison Street, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048, and copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Additionally, copies of reports, proxy statements and other information filed with the Commission electronically by the Company may be inspected by accessing the Commission's Internet site at http://www.sec.gov. The Company's Common Stock is listed for quotation on the Nasdaq National Market, and such reports, proxy statements and other information can also be inspected at the office of Nasdaq Operations, 1735 K Street, NW, Washington, D.C. 20006.

    The Company has filed with the Securities and Exchange Commission a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules filed therewith. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to such Registration Statement and to the financial statements, and exhibits filed therewith. Except as provided below, statements contained in this Prospectus regarding the contents of any contract or other documents referred to are not necessarily complete and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. This Prospectus contains a description of all provisions of the documents filed as exhibits to the Registration Statement that are material to investors.

    The Company intends to furnish its stockholders with annual reports containing audited financial statements.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    Certain statements under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Prospectus, constitute "forward looking statements" within the meaning of the Reform Act. Such forward looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Such factors include, among others, those described under "Risk Factors" and the following: general economic and business conditions; competition; success of operating initiatives; development and operating costs; advertising and promotional efforts; brand awareness; the existence or adherence to development schedules; the existence or absence of adverse publicity; availability, locations and terms of sites for store development; changes in business strategy or development plans; quality of management; availability, terms and deployment of capital; business abilities and judgment of personnel; availability of qualified personnel; labor and employee benefit costs; changes in, or the failure to comply with, government regulations; construction costs and other factors referenced in this Prospectus. See "Risk Factors."

                                    INDEX TO
                       CONSOLIDATED FINANCIAL STATEMENTS
                                LOEHMANN'S, INC.

                                    CONTENTS

                                                                                        PAGE
                                                                                        ----
CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Auditors.......................................................    F-2
Consolidated Balance Sheets at January 28, 1995, February 3, 1996 and August 3, 1996
(unaudited)..........................................................................    F-3
Consolidated Statements of Operations for the fiscal years ended
  January 29, 1994, January 28, 1995 and February 3, 1996 and the six months ended
July 29, 1995 (unaudited) and August 3, 1996 (unaudited).............................    F-4
Consolidated Statements of Changes in Common Stockholders' Equity
  (Deficit) for the fiscal years ended January 29, 1994, January 28, 1995 and February 3, 1996 and the six months ended July 29, 1995 (unaudited) and August
3, 1996 (unaudited)..................................................................    F-5
Consolidated Statements of Cash Flows for the fiscal years ended
  January 29, 1994, January 28, 1995 and February 3, 1996 and the six months ended
July 29, 1995 (unaudited) and August 3, 1996 (unaudited).............................    F-6
Notes to Consolidated Financial Statements...........................................    F-7

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Loehmann's, Inc.

    We have audited the accompanying consolidated balance sheets of Loehmann's, Inc. as of February 3, 1996 and January 28, 1995, and the related consolidated statements of operations, changes in common stockholders' equity (deficit) and cash flows for the fiscal years ended February 3, 1996, January 28, 1995 and January 29, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Loehmann's, Inc. at February 3, 1996 and January 28, 1995, and the consolidated results of its operations and cash flows for the fiscal years ended February 3, 1996, January 28, 1995 and January 29, 1994 in conformity with generally accepted accounting principles.

    As discussed in Note 5 to the consolidated financial statements, in fiscal 1995 Loehmann's, Inc. adopted FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

                                                    ERNST & YOUNG LLP

New York, New York
May 10, 1996

                                LOEHMANN'S, INC.
                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                              JANUARY 28,    FEBRUARY 3,    AUGUST 3,
                                                                 1995           1996          1996
                                                              -----------    -----------    ---------
                                                                                            (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents................................    $  12,822      $  12,512     $   1,884
  Accounts receivable......................................        1,477            804           847
  Merchandise inventory....................................       44,138         43,721        46,560
  Prepaid expenses.........................................          923            918         1,770
                                                              -----------    -----------    ---------
Total current assets.......................................       59,360         57,955        51,061
Property, equipment and leaseholds, net....................       71,909         60,245        59,142
Deferred debt issuance costs and other assets, net.........        3,908          3,296         3,997
Purchase price in excess of net assets acquired, net.......       43,435         42,115        41,467
                                                              -----------    -----------    ---------
Total assets...............................................    $ 178,612      $ 163,611     $ 155,667
                                                              -----------    -----------    ---------
                                                              -----------    -----------    ---------

LIABILITIES AND COMMON STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable.........................................    $  21,750      $  21,474     $  18,512
  Accrued expenses.........................................       16,712         16,709        16,643
  Accrued interest.........................................        6,787          7,037         2,855
  Current portion of long-term debt........................           62             66            66
                                                              -----------    -----------    ---------
Total current liabilities..................................       45,311         45,286        38,076
Long-term debt:
  Credit agreement.........................................       --             --             2,791
  11 7/8% senior notes.....................................       --             --            95,000
  13 3/4% senior subordinated notes........................       77,550         77,550        --
  10 1/2% senior secured notes.............................       51,639         51,471        --
  Revenue bonds and notes..................................        2,778          2,712         2,686
                                                              -----------    -----------    ---------
Total long-term debt.......................................      131,967        131,733       100,477
Other noncurrent liabilities...............................          393            393           393
Series A preferred stock, subject to mandatory redemption,
  41,500,000 shares authorized 31,312,484, 37,408,739 and 0
  shares issued and outstanding at January 28, 1995,
  February 3, 1996 and August 3, 1996, respectively........       13,223         15,279        --
Common stockholders' equity (deficit):
  Common stock, 25,000,000 shares authorized 4,704,089,
    4,725,420, 8,322,186 shares issued and outstanding at
    January 28, 1995, February 3, 1996 and August 3, 1996,
respectively...............................................           47             47            83
  Class B convertible common stock, 469,237 shares
authorized, issued and outstanding.........................        2,352          2,352         2,352
  Additional paid-in capital...............................       23,636         23,857        79,340
  Accumulated deficit......................................      (38,317)       (55,336)      (65,054)
                                                              -----------    -----------    ---------
Total common stockholders' equity (deficit)................      (12,282)       (29,080)       16,721
                                                              -----------    -----------    ---------
Total liabilities and common stockholders' equity
(deficit)..................................................    $ 178,612      $ 163,611     $ 155,667
                                                              -----------    -----------    ---------
                                                              -----------    -----------    ---------

  The accompanying notes are an integral part of these consolidated financial statements.

                                LOEHMANN'S, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                 FISCAL YEAR ENDED                  SIX MONTHS ENDED
                                     -----------------------------------------    ---------------------
                                     JANUARY 29,    JANUARY 28,    FEBRUARY 3,    JULY 29,    AUGUST 3,
                                        1994           1995           1996          1995        1996
                                     -----------    -----------    -----------    --------    ---------
                                                                                       (UNAUDITED)
Net sales.........................   $   373,443    $   392,606    $   386,090    $186,932    $ 194,772
Cost of sales.....................       274,991        278,398        265,889     129,227      132,938
                                     -----------    -----------    -----------    --------    ---------
Gross profit......................        98,452        114,208        120,201      57,705       61,834

Store operating expenses..........        59,059         64,869         68,042      32,465       33,056
Pre-opening costs.................           213            147             --          --          376
General and administrative
expenses..........................        16,192         20,624         21,443       9,994       11,255
Depreciation and amortization.....        14,334         11,955         12,120       6,062        6,046
Charge for store closings and
impairment of assets..............            --             --         15,300      15,300           --
                                     -----------    -----------    -----------    --------    ---------
Operating income (loss)...........         8,654         16,613          3,296      (6,116)      11,101
Interest expense, net.............        17,299         18,085         18,153       8,955        7,990
                                     -----------    -----------    -----------    --------    ---------
Income (loss) before income
taxes.............................        (8,645)        (1,472)       (14,857)    (15,071)       3,111
Provision for income taxes........            79             34            106         108           60
                                     -----------    -----------    -----------    --------    ---------
Income (loss) before extraordinary
item..............................        (8,724)        (1,506)       (14,963)    (15,179)       3,051
Extraordinary loss on early
extinguishment of debt............         3,507             --             --          --        7,101
                                     -----------    -----------    -----------    --------    ---------
Net loss..........................       (12,231)        (1,506)       (14,963)    (15,179)      (4,050)
Stock dividends on and normal and
  accelerated accretion of
  preferred stock.................         1,496          1,802          2,056         922        5,668
                                     -----------    -----------    -----------    --------    ---------
Net loss applicable to common
stock.............................   $   (13,727)   $    (3,308)   $   (17,019)   $(16,101)   $  (9,718)
                                     -----------    -----------    -----------    --------    ---------
                                     -----------    -----------    -----------    --------    ---------
Net loss per share applicable to
  common stock before
extraordinary item................   $     (2.18)   $     (0.63)   $     (3.12)   $  (3.07)   $   (0.38)
                                     -----------    -----------    -----------    --------    ---------
                                     -----------    -----------    -----------    --------    ---------
Net loss per share applicable to
  common stock after
  extraordinary item..............   $     (2.93)   $     (0.63)   $     (3.12)   $  (3.07)   $   (1.40)
                                     -----------    -----------    -----------    --------    ---------
                                     -----------    -----------    -----------    --------    ---------
Weighted average number of common
shares outstanding................         4,680          5,228          5,463       5,247        6,934

  The accompanying notes are an integral part of these consolidated financial statements.

                                LOEHMANN'S, INC.
  CONSOLIDATED STATEMENTS OF CHANGES IN COMMON STOCKHOLDERS' EQUITY (DEFICIT)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                              CLASS B
                                      COMMON STOCK          COMMON STOCK
                                  --------------------   ------------------   ADDITIONAL
                                  NUMBER OF              NUMBER OF             PAID-IN     ACCUMULATED
                                    SHARES     AMOUNT     SHARES     AMOUNT    CAPITAL       DEFICIT      TOTALS
                                  ----------   -------   ---------   ------   ----------   -----------   --------
Balances as of January 30,
1993.............................  3,581,152   $    36    469,237    $2,352    $ 20,501     $ (21,282)   $  1,607
 Stock options earned............         --        --         --        --         728            --         728
 Exercise of stock options.......    109,908         1         --        --         116            --         117
 Sale of common stock............    734,170         7         --        --       1,793            --       1,800
 Net loss for the fiscal year
   ended January 29, 1994........         --        --         --        --          --       (12,231)    (12,231)
 Dividend on and accretion of
preferred stock..................         --        --         --        --          --        (1,496)     (1,496)
                                  ----------   -------   ---------   ------   ----------   -----------   --------
Balances as of January 29,
1994.............................  4,425,230        44    469,237     2,352      23,138       (35,009)     (9,475)
 Stock options earned............         --        --         --        --         195            --         195
 Exercise of stock options.......    278,859         3         --        --         303            --         306
 Net loss for the fiscal year
   ended January 28, 1995........         --        --         --        --          --        (1,506)     (1,506)
 Dividend on and accretion of
preferred stock..................         --        --         --        --          --        (1,802)     (1,802)
                                  ----------   -------   ---------   ------   ----------   -----------   --------
Balances as of January 28,
1995.............................  4,704,089        47    469,237     2,352      23,636       (38,317)    (12,282)
 Stock options earned............         --        --         --        --         199            --         199
 Exercise of stock options.......     21,331        --         --        --          22            --          22
 Net loss for the fiscal year
   ended February 3, 1996........         --        --         --        --          --       (14,963)    (14,963)
 Dividend on and accretion of
preferred stock..................         --        --         --        --          --        (2,056)     (2,056)
                                  ----------   -------   ---------   ------   ----------   -----------   --------
Balances as of February 3,
1996.............................  4,725,420        47    469,237     2,352      23,857       (55,336)    (29,080)
 Exercise of stock options
(unaudited)......................     24,766        --         --        --          55            --          55
 Sale of common stock
(unaudited)......................  3,572,000        36         --        --      55,428            --      55,464
 Dividend on normal and
   accelerated accretion of
   preferred stock (unaudited)...         --        --         --        --          --        (5,668)     (5,668)
 Net loss for the six months
   ended August 3, 1996
(unaudited)......................         --        --         --        --          --        (4,050)     (4,050)
Balances as of August 3, 1996
(unaudited)......................  8,322,186   $    83    469,237    $2,352    $ 79,340     $ (65,054)   $ 16,721
                                  ----------   -------   ---------   ------   ----------   -----------   --------
                                  ----------   -------   ---------   ------   ----------   -----------   --------

  The accompanying notes are an integral part of these consolidated financial statements.

                                LOEHMANN'S, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                       FISCAL YEAR ENDED                  SIX MONTHS ENDED
                                           -----------------------------------------    ---------------------
                                           JANUARY 29,    JANUARY 28,    FEBRUARY 3,    JULY 29,    AUGUST 3,
                                              1994           1995           1996          1995        1996
                                           -----------    -----------    -----------    --------    ---------
                                                                                             (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss................................    $ (12,231)     $  (1,506)     $ (14,963)    $(15,179)   $ (4,050 )
Adjustments to reconcile net loss to net
 cash (used in) provided by operating
 activities:
 Depreciation and amortization..........       14,334         11,955         12,120        6,062       6,046
 Accretion of 10 1/2% senior secured
notes...................................          349          1,202          1,328          649         510
 Charges for store closings, impairment
   of assets and other..................        1,474             --         10,538       10,538          --
 Loss on early retirement of senior
notes...................................           --             --             --           --       7,101
 Changes in assets and liabilities:
   Accounts receivable..................         (579)         1,279            673         (227)        (43 )
   Merchandise inventory................         (700)         2,623            417         (514)     (2,839 )
   Prepaid expenses.....................       (1,602)           915              5          152        (852 )
   Accounts payable.....................       (5,637)         5,836           (276)      (1,068)     (2,962 )
   Accrued expenses.....................        1,064           (207)            (3)         818         (66 )
   Accrued interest.....................         (389)           170            250          (64)     (4,182 )
                                           -----------    -----------    -----------    --------    ---------
 Net changes in current assets and
liabilities.............................       (7,843)        10,616          1,066         (903)    (10,944 )
 Net change in other noncurrent assets
   and liabilities......................       (2,714)          (193)          (627)         (18)     (3,408 )
                                           -----------    -----------    -----------    --------    ---------
Total adjustments.......................        5,600         23,580         24,425       16,328        (695 )
                                           -----------    -----------    -----------    --------    ---------
Net cash (used in) provided by
operations..............................       (6,631)        22,074          9,462        1,149      (4,745 )
                                           -----------    -----------    -----------    --------    ---------

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures....................       (5,882)        (5,853)        (8,130)      (3,080)     (3,727 )
                                           -----------    -----------    -----------    --------    ---------
Net cash used in investing activities...       (5,882)        (5,853)        (8,130)      (3,080)     (3,727 )
                                           -----------    -----------    -----------    --------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings (payments) on credit
agreements, net.........................        5,023         (5,023)            --           --       2,791
Payments on term loan...................      (17,500)            --             --           --          --
Sale of 10 1/2% senior secured notes....       50,087             --             --           --          --
Purchase of 10 1/2% senior secured
notes...................................           --             --         (1,584)      (1,584)    (55,905 )
Purchase of 13 3/4% senior subordinated
notes...................................      (29,950)            --             --                  (78,325 )
Sale of 11 7/8% senior secured notes....           --             --             --           --     100,000
Purchase of 11 7/8% senior secured
notes...................................           --             --             --           --      (5,165 )
Redemption of preferred stock...........           --             --             --           --     (20,947 )
Sale of common stock....................        1,800             --             --           --      55,421
Other financing activities, net.........           85            159            (58)          (3)        (26 )
                                           -----------    -----------    -----------    --------    ---------

Net cash provided by (used in) financing
activities..............................        9,545         (4,864)        (1,642)      (1,587)     (2,156 )
                                           -----------    -----------    -----------    --------    ---------
Net (decrease) increase in cash and cash
equivalents.............................       (2,968)        11,357           (310)      (3,518)    (10,628 )
Cash and cash equivalents at beginning
of period...............................        4,433          1,465         12,822       12,822      12,512
                                           -----------    -----------    -----------    --------    ---------
Cash and cash equivalents at end of
period..................................    $   1,465      $  12,822      $  12,512     $  9,304    $  1,884
                                           -----------    -----------    -----------    --------    ---------
                                           -----------    -----------    -----------    --------    ---------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash interest paid during period........    $  17,409      $  16,738      $  16,845     $  8,472    $ 12,352
                                           -----------    -----------    -----------    --------    ---------
                                           -----------    -----------    -----------    --------    ---------

  The accompanying notes are an integral part of these consolidated financial statements.

                                LOEHMANN'S, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (UNAUDITED WITH RESPECT TO THE SIX MONTHS AND AUGUST 3, 1996
                               AND JULY 29, 1995)

1. BASIS OF PRESENTATION AND ORGANIZATION

    The accompanying consolidated financial statements include the accounts of Loehmann's, Inc. and its wholly-owned subsidiaries, collectively referred to hereafter as the Company. All significant intercompany items have been eliminated. Certain amounts in the consolidated financial statements have been reclassified to conform to the fiscal 1995 presentation.

    The balance sheet at August 3, 1996 and the statements of operations and cash flows for each of the six months ended August 3, 1996 and July 29, 1995 have been prepared by the Company without audit in accordance with generally accepted accounting principals for interim financial information. In the opinion of management, all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended August 3, 1996 are not necessarily indicative of the results that may be expected for the fiscal year ended February 1, 1997.

    The Company is a leading specialty retailer of well known designer and brand name women's fashion apparel, accessories and shoes offered at prices that are typically 25% to 50% below department store prices.

    Effective August 28, 1988 (the "Purchase Date") for accounting purposes but occurring on September 19, 1988, the Company's stock was acquired for a purchase price of $170.3 million in a leveraged buyout transaction. The acquisition was accounted for using the purchase method of accounting. At the date of acquisition, the excess of the purchase price over the appraised fair market value of the identifiable net assets acquired was reflected as goodwill.

    Effective May 7, 1996, the Company's predecessor, Loehmann's Holdings, Inc., a Maryland corporation ("Holdings"), whose only material assets consisted of all of the outstanding stock of and an intercompany note issued by Loehmann's, Inc., merged with and into a new wholly-owned Delaware subsidiary formed for the purpose of reincorporating Holdings from Maryland to Delaware. Effective May 8, 1996, the surviving corporation of such merger merged with and into the Company, with the Company being the ultimate surviving corporation (together with the reincorporation from Maryland to Delaware, the "Holdings Merger"). As a result of the Holdings Merger, each share of Holdings' Common Stock, par value $0.008403361 per share, and Class B Common Stock, par value $0.008403361 per share, was converted into approximately 0.22 shares of Loehmann's, Inc. Common Stock, par value $0.01 per share and 0.22 shares of Class B Common Stock, par value $0.01 per share, respectively, and the number of common shares authorized was changed to 25,000,000. Accordingly, the financial information appearing herein (including all share and per share data) reflects the retroactive application of the Holdings Merger.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FISCAL YEAR

    The Company follows the standard fiscal year of the retail industry which is a 52 or 53 week period ending on Saturday closest to January 31. Fiscal years ended February 3, 1996, January 28, 1995 and January 29, 1994 had 53 weeks, 52 weeks and 52 weeks, respectively.

                                LOEHMANN'S, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
          (UNAUDITED WITH RESPECT TO THE SIX MONTHS AND AUGUST 3, 1996
                               AND JULY 29, 1995)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)
USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid marketable securities purchased with an original maturity of three months or less to be cash and cash equivalents. The carrying amount reported in the consolidated balance sheets for cash and cash equivalents approximates fair value.

MERCHANDISE INVENTORY

    Merchandise inventory is valued at the lower of cost or market as determined by the retail inventory method. However, certain warehoused inventory that is not available for sale is valued on a specific cost basis. The merchandise inventory valued on a specific cost basis at February 3, 1996 and January 28, 1995 included $10.5 million and $9.7 million, respectively.

ADVERTISING EXPENSE

    The cost of advertising is expensed as incurred. The Company incurred $13.0 million, $10.2 million, and $7.7 million in advertising costs during fiscal 1995, fiscal 1994, and fiscal 1993, respectively.

DEPRECIATION AND AMORTIZATION

    Building and furniture, fixtures and equipment are depreciated on a straight-line basis over their estimated useful lives of 20 years and a range from three years to eight years, respectively. Leasehold interests represent the beneficial value of operating leases as determined by an independent appraisal of the individual leases at the Purchase Date. Such amounts are amortized on a straight-line basis over the related lease term. The Company evaluates the ongoing value of the leasehold interests based upon each store's operating results. Leasehold improvements are amortized on a straight-line basis over the shorter of the related lease terms or their useful life. Amortization expense for fiscal 1995, fiscal 1994 and fiscal 1993 includes stock option compensation expense of $199,000, $195,000 and $728,000, respectively.

PRE-OPENING COSTS

    Expenses incurred in connection with the opening of new stores are expensed in the fiscal quarter in which the stores open. There were no expenses incurred in connection with the opening of new stores in fiscal 1995. In fiscal 1994 and fiscal 1993, the Company expensed $147,000 and $213,000 of pre-opening costs, respectively.

                                LOEHMANN'S, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
          (UNAUDITED WITH RESPECT TO THE SIX MONTHS AND AUGUST 3, 1996
                               AND JULY 29, 1995)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)
PURCHASE PRICE IN EXCESS OF NET ASSETS ACQUIRED, NET

    The purchase price in excess of identifiable net assets acquired is being amortized on a straight-line basis over 40 years. Amortization expense for fiscal 1995, fiscal 1994 and fiscal 1993 amounted to $1.3 million annually. Accumulated amortization at February 3, 1996 and January 28, 1995 was $9.6 million and $8.3 million, respectively.

    On an ongoing basis, the Company evaluates the carrying value of its goodwill relying on a number of factors, including operating results, business plans and certain economic projections. In addition, the Company's evaluation considers nonfinancial data such as changes in the operating environment, competitive information, market trends and business relationships. Finally, the evaluation also considers changes in the Company's strategic direction or market emphasis. The Company believes the carrying value of goodwill at February 3, 1996 to be economically recoverable.

DEFERRED DEBT ISSUANCE COSTS

    Deferred debt issuance costs are amortized over the terms of the related debt agreements. Deferred debt issuance costs were $6.9 million at February 3, 1996 and January 28, 1995. Amortization expense for fiscal 1995, fiscal 1994 and fiscal 1993 amounted to $1.2 million, $1.2 million, and $2.7 million, respectively. Total accumulated amortization at February 3, 1996 and January 28, 1995 amounted to $4.5 million and $3.3 million, respectively.

INCOME TAXES

    Income taxes are provided using the liability method. Under the liability method, deferred income taxes reflect tax carryforwards and the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial statement and income tax purposes, as determined under enacted tax laws and rates. The financial effect of changes in tax laws or rates is accounted for in the period of enactment.

NET LOSS PER SHARE OF COMMON STOCK

    Net loss per share is determined by dividing net loss (after deducting dividends on and accretion of preferred stock) by the weighted average number of Common and Class B Common shares outstanding. In contemplation of the Company's offering to sell 3,572,000 shares of Common Stock (see Note 3), the impact of options granted in the twelve month period preceding the offering were reflected in all years' computations of net loss applicable to Common Stock. Options to purchase Common Stock that were granted prior to fiscal 1995 were not considered in the computations of net loss per share applicable to Common Stock for fiscal 1995, fiscal 1994 and fiscal 1993, as their effect was antidilutive. Additionally, all options to purchase common stock were not considered in calculations of net loss per share applicable to common stock for the six months ended August 3, 1996 and July 29, 1995 as their effect was antidilutive.

    Unaudited supplemental earnings per share for the quarter ended August 3, 1996 include approximately 3,572,000 shares deemed to be sold by the Company in connection with the Offerings to redeem the Existing Obligations as if such redemptions had occurred at the beginning of the year. If such transactions had been completed immediately prior to the commencement of that year, net income per share for the six months ended August 3, 1996 would have been $0.37 (See
Note 3).

                                LOEHMANN'S, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
          (UNAUDITED WITH RESPECT TO THE SIX MONTHS AND AUGUST 3, 1996
                               AND JULY 29, 1995)

3. EQUITY AND DEBT OFFERING

    On May 10, 1996, the Company sold 3,572,000 shares of Common Stock and $100.0 million principal amount of 11 7/8% Senior Notes due 2003 (the "Senior Notes"). The net proceeds of approximately $155 million received from such offerings (the "Offerings") were used (i) to redeem in full $52.5 million face amount of the Company's 10 1/2% Senior Secured Notes due 1997, at a redemption price of 103.5% of the face amount of such notes, plus accrued and unpaid interest, (ii) to redeem in full $77.6 million face amount of the Company's 13 3/4% Senior Subordinated Notes due 1999 at a redemption price of 101.0% of the face amount of such notes, plus accrued and unpaid interest and (iii) to redeem all issued and outstanding shares of the Company's Series A Preferred Stock at its liquidation price of $0.56 per share for a total of $20.9 million (collectively, the "Existing Obligations").

    As a result of these transactions, the Company incurred approximately $4.7 million in extraordinary losses on the early extinguishment of debt and $2.0 million in losses from write-off of related deferred financing costs associated with such indebtedness, and a $5.1 million charge to accumulated deficit from the accelerated accretion of the Series A Preferred Stock.

4. INCOME TAXES

    The Company's provision for income taxes primarily represents state and local minimum and alternative minimum taxes. Tax expense for fiscal 1995, fiscal 1994 and fiscal 1993 was $106,000, $34,000 and $79,000, respectively. Potential tax benefits from losses have been reduced by corresponding increases in valuation allowances recorded against deferred tax assets.

    Significant components of deferred tax liabilities and assets are as follows:

                                                        JANUARY 28,    FEBRUARY 3,
                                                           1995           1996
                                                        -----------    -----------
                                                              (IN THOUSANDS)
Deferred tax liabilities.............................    $    (104)     $    (130)
Deferred tax assets:
  Excess book over tax depreciation..................        2,506          3,097
  Capitalization of inventory expenses...............          381            469
  Book rent in excess of tax.........................          272            323
  Compensation.......................................        2,093          1,851
  State income taxes.................................           66             28
  Asset impairment reserve...........................           --          2,349
  Net operating loss carryforwards...................        7,980         10,550
                                                        -----------    -----------
Total deferred tax assets............................       13,298         18,667
                                                        -----------    -----------
Net deferred tax assets..............................       13,194         18,537
Less valuation allowance.............................      (13,194)       (18,537)
                                                        -----------    -----------
                                                         $      --      $      --
                                                        -----------    -----------
                                                        -----------    -----------

    At February 3, 1996, the Company had net operating loss carryforwards of approximately $27.0 million and $18.0 million for regular and alternative minimum tax purposes, respectively.

                                LOEHMANN'S, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
          (UNAUDITED WITH RESPECT TO THE SIX MONTHS AND AUGUST 3, 1996
                               AND JULY 29, 1995)

5. CHARGE FOR STORE CLOSINGS

    During the second quarter of fiscal 1995, the Company implemented a plan to close 11 underperforming stores and, as a result, recorded a $10.35 million charge to continuing operations. These closures are intended to improve overall chain profitability and achieve a more competitive cost structure.

    The store closures were completed by the end of August 1995. Reserved amounts remaining at February 3, 1996 relating to long-term lease commitments are not material. Net sales and operating income (loss), including certain specifically allocated charges, for these stores were $8.2 million and $117,000, respectively, in fiscal 1995 and $18.6 million and $(265,000), respectively, in fiscal 1994.

    The charge for store closings consisted of the following components:

                                                                    FISCAL
                                                                  YEAR ENDED
                                                               FEBRUARY 3, 1996
                                                               ----------------
                                                                (IN THOUSANDS)
Write-off of leasehold interest, leasehold improvements and
furniture, fixtures and equipment...........................       $  5,500
Estimated costs associated with obligations for leased
  properties after closing dates, net of settlement
income......................................................            950
Additional expenses and markdowns associated with store
closings....................................................          3,600
Costs of severance arrangements and related expenses........            300
                                                                   --------
Total charge for store closings.............................       $ 10,350
                                                                   --------
                                                                   --------

6. CHARGE FOR IMPAIRMENT OF ASSETS

    During the second quarter of fiscal 1995, the Company completed certain market analyses as part of an overall strategic plan. As an outcome of those analyses, the Company shortened the period of time in which it intended to occupy certain stores and as a consequence, the undiscounted cash flows estimated to be generated from the revised intended use was not sufficient to recover the assets' carrying amount. Based on these indicators, the primary intangible assets associated with these locations were determined to be impaired as defined by Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," ("FAS No. 121").

    Accordingly, the Company recorded a $4.95 million impairment loss to continuing operations, representing the excess net book value of these assets over their fair value. Fair value was based on appraisal value.

                                LOEHMANN'S, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
          (UNAUDITED WITH RESPECT TO THE SIX MONTHS AND AUGUST 3, 1996
                               AND JULY 29, 1995)

6. CHARGE FOR IMPAIRMENT OF ASSETS--(CONTINUED)
    The impairment charge consisted of the following components:

                                                                    FISCAL
                                                                  YEAR ENDED
                                                               FEBRUARY 3, 1996
                                                               ----------------
                                                                (IN THOUSANDS)
Furniture, fixtures and equipment...........................        $  250
Leasehold interests.........................................         4,450
Leasehold improvements......................................           250
                                                                   -------
Total charge for impairment of assets.......................        $4,950
                                                                   -------
                                                                   -------

7. PROPERTY, EQUIPMENT AND LEASEHOLDS, NET

    Property, equipment and leaseholds are recorded at cost less accumulated depreciation and amortization. The components of property, equipment and leaseholds are as follows:

                                                        JANUARY 28,    FEBRUARY 3,
                                                           1995           1996
                                                        -----------    -----------
                                                              (IN THOUSANDS)
Building.............................................     $ 7,879        $ 7,879
Furniture, fixtures and equipment....................      30,461         27,610
Leasehold interests..................................      65,695         51,781
Leasehold improvements...............................      18,213         20,881
                                                        -----------    -----------
Total property, equipment and leaseholds.............     122,248        108,151

Accumulated depreciation and amortization............     (50,339)       (47,906)
                                                        -----------    -----------
Property, equipment and leaseholds, net..............     $71,909        $60,245
                                                        -----------    -----------
                                                        -----------    -----------

8. PROFIT-SHARING PLAN

    The Company maintains a defined contribution profit-sharing plan. Employees become eligible for participation in the plan after completing one year of service, as defined by the plan provisions. Contributions are made out of the adjusted net profits of the Company, as defined, as determined by the Board of Directors. The Company recorded a contribution of $500,000 to the profit-sharing plan during fiscal 1995 and fiscal 1994. No contribution was made in fiscal 1993.

9. DEBT

  Senior Subordinated Notes and Senior Secured Notes

    Debt at February 3, 1996 principally consisted of $77.55 million face amount of 13 3/4% Senior Subordinated Notes due 1999 and $54.1 million face amount of 10 1/2% Senior Secured Notes due 1997 (see Note 3).

                                LOEHMANN'S, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
          (UNAUDITED WITH RESPECT TO THE SIX MONTHS AND AUGUST 3, 1996
                               AND JULY 29, 1995)

9. DEBT--(CONTINUED)
    The 10 1/2% Senior Secured Notes were sold at a discount from par of 10.08% along with approximately 419,000 shares of common stock in October 1993. The net proceeds were used to repay the remaining balance on an existing term loan of $12.0 million and to repurchase $30.0 million of the 13 3/4% Senior Subordinated Notes at 106.789% plus accrued interest. The 10 1/2% Senior Secured Notes were carried at the discounted value and were accreted to face value over their term using the effective interest method.

    In connection with the above transactions, the Company wrote off in fiscal 1993, as an extraordinary item, approximately $1.5 million representing previously deferred financing costs attributed to the existing term loan and a pro rata portion of the deferred financing costs related to the repurchased 13 3/4% Senior Subordinated Notes. In addition, the Company incurred an extraordinary loss of approximately $2.0 million on the early extinguishment of the 13 3/4% Senior Subordinated Notes.

    Based upon a quoted market price of 91, the fair value of the 13 3/4% Senior Subordinated Notes outstanding at February 3, 1996 approximated $70.6 million. Using available market information and appropriate valuation methodologies, the fair value of the 10 1/2% Senior Secured Notes outstanding at February 3, 1996 approximated $54.9 million.

  Revenue Bonds and Notes

    At February 3, 1996, the Company has outstanding $2.8 million New York City Revenue Bonds and Notes, principally due 2004, with interest rates ranging from 5 1/2% to 9 1/2%.

  Old Credit Agreement

    At February 3, 1996, the Company had a revolving credit agreement, as amended, ("Old Credit Agreement") which provided for a credit facility totaling $20.0 million. The facility bore interest at a base rate (equivalent to the bank's reference rate) plus 1.5% and was secured by substantially all of the Company's assets, including accounts receivable, inventory and fixtures and equipment. At February 3, 1996 and January 28, 1995, no borrowings were outstanding under the facility. Pursuant to the Old Credit Agreement, as amended, all cash receipts from the normal course of business were required to be deposited into a depository account (as defined) which was used to repay borrowings, if any, under the facility. The Old Credit Agreement commitment termination date was October 14, 1997. There was a 0.5% annual commitment fee associated with the unused portion of the facility (see "New Credit Agreement" below).

    The principal financial covenants, which were applicable under the Old Credit Agreement, as amended, and related Indenture pursuant to which the 10 1/2% Senior Secured Notes were issued were as follows: the Company was required to maintain, for the twelve-month period ending on the last day of each fiscal quarter, a "Fixed Charge Coverage Ratio" of 1.2 to 1 through February 3, 1996 and thereafter and an "Interest Coverage Ratio" of not less than 1.2 to 1 through February 3, 1996 and thereafter. At February 3, 1996, the Company maintained a Fixed Charge Coverage Ratio of 1.37 and an Interest Coverage Ratio of 1.86 for the preceding twelve-month period. In addition, there were limitations on the Company's ability to incur additional borrowings. The Company was also required to repay the facility in full once each year and maintain a zero principal balance for at least 30 days during such period.

                                LOEHMANN'S, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
          (UNAUDITED WITH RESPECT TO THE SIX MONTHS AND AUGUST 3, 1996
                               AND JULY 29, 1995)

9. DEBT--(CONTINUED)
  Senior Notes

    As part of the Offerings, the Company sold $100.0 million aggregate face amount of 11 7/8% Senior Notes. The Senior Notes mature on May 15, 2003, are limited to $100.0 million aggregate face amount and are unsecured senior obligations of the Company, senior in right of payment to any subordinated indebtedness of the Company. The Senior Notes bear interest at a rate of 11 7/8% from May 10, 1996 or from the most recent interest payment date to which interest has been paid, payable semiannually on May 15 and November 15 in each year, commencing November 15, 1996.

    During the second quarter of 1996, the Company purchased $5.0 million face amount of the 11 7/8% senior notes on the open market incurring an extraordinary loss of approximately $365,000 in connection with this purchase.

    The Senior Notes are subject to redemption at any time on or after May 15, 2000 at the option of the Company, in whole or in part, on not less than 30 nor more than 60 days' prior notice in amounts of $1,000 or integral multiples thereof at the following redemption prices (expressed as percentages of the principal amount), if redeemed during the 12-month period beginning May 15th of the years indicated below:

                                                                   REDEMPTION
YEAR                                                                 PRICE
----------------------------------------------------------------   ----------
2000............................................................     105.938%
2001............................................................     102.969%
2002 and thereafter.............................................     100.000%

in each case, together with accrued and unpaid interests, if any, to the redemption date (subject to the rights of holders of record on relevant record dates to receive interest due on an interest payment date). The Senior Notes are not entitled to the benefit of any sinking fund.

    The Senior Notes Indenture contains certain covenants that, among other things, limit the ability of the Company or any of its subsidiaries to incur additional indebtedness, transfer or sell assets, pay dividends or make certain other restricted payments, incur liens, enter into certain transactions with affiliates or consummate certain mergers, consolidations or sales of all or substantially all of its assets. In addition, subject to certain conditions, the Company is obligated to make offers to repurchase the Senior Notes with the net proceeds of certain asset sales. These covenants are subject to certain exceptions and qualifications.

  New Credit Agreement

    Effective June 12, 1996, the Company amended and restated its credit agreement with Bank-America Business Credit, Inc. (the "Bank") to provide the Company with a new credit facility (the "New Credit Agreement"). The New Credit Agreement provides for a $35.0 million revolving line of credit with interest payable at the Company's option, on amounts drawn under the facility at either the Bank's prime rate plus 0.75%, or LIBOR plus 2.2% at the Company's option.

    The Company also is required to pay a per annum fee equal to 0.375% on the undrawn portion of the Bank's commitments in respect of the New Credit Agreement.

    The New Credit Agreement is subject to certain borrowing base limitations, subjects the Company to certain covenants, imposes limitations upon investments, dividends and other restricted payments and capital expenditures. The New Credit Agreement is occurred by substantially all of the Company's

                                LOEHMANN'S, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
          (UNAUDITED WITH RESPECT TO THE SIX MONTHS AND AUGUST 3, 1996
                               AND JULY 29, 1995)

9. DEBT--(CONTINUED)
assets, including accounts receivable, inventory, fixtures and equipment and is not subject to scheduled annual repayments, except upon maturity. The New Credit Agreement has a term of four years.

    At August 3, 1996, outstanding borrowings under the New Credit Agreement were approximately $2.8 million.

10. COMMITMENTS AND CONTINGENCIES

    The Company is the lessee under various long-term operating leases for store locations and equipment rentals for up to 29 years, including renewal options. The leases typically provide for three five-year renewals that are automatic unless the Company elects to terminate the lease. Rent expense related to these leases amounted to $8.1 million, $7.4 million and $7.5 million for the fiscal years ended February 3, 1996, January 28, 1995 and January 29, 1994, respectively. Future minimum payments under noncancelable operating leases consisted of the following at February 3, 1996:

                                                                 (IN THOUSANDS)
                                                                 --------------
1996..........................................................      $ 10,066
1997..........................................................        11,639
1998..........................................................        11,337
1999..........................................................        10,605
2000..........................................................         9,733
Thereafter....................................................       110,946
                                                                 --------------
Total.........................................................      $164,326
                                                                 --------------
                                                                 --------------

11. STOCK OPTION PLAN

    On September 30, 1988, the Company adopted the Loehmann's Holdings, Inc. 1988 Stock Option Plan, as amended on April 2, 1992, pursuant to which a committee appointed by the Board of Directors is authorized to grant options to purchase up to 1,077,000 shares of Common Stock to key employees and directors. The following information pertains to the Company's stock option plan:

                                                                          FISCAL YEAR ENDED
                                                              -----------------------------------------
                                                              JANUARY 29,    JANUARY 28,    FEBRUARY 3,
                                                                 1994           1995           1996
                                                              -----------    -----------    -----------
                                                                           (IN THOUSANDS)
Outstanding options, beginning of year.....................      895,000        857,000        604,000
Granted....................................................       77,000         45,000        264,000
Canceled...................................................       (5,000)       (18,000)      (120,000)
Exercised..................................................     (110,000)      (280,000)       (19,000)
                                                              -----------    -----------    -----------
Outstanding options, end of year...........................      857,000        604,000        729,000
                                                              -----------    -----------    -----------
                                                              -----------    -----------    -----------
Options exercisable, end of year...........................      400,000        354,000        432,000
                                                              -----------    -----------    -----------
                                                              -----------    -----------    -----------
Options available for future grant.........................       77,000         50,000         42,000
                                                              -----------    -----------    -----------
                                                              -----------    -----------    -----------

                                LOEHMANN'S, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
          (UNAUDITED WITH RESPECT TO THE SIX MONTHS AND AUGUST 3, 1996
                               AND JULY 29, 1995)

11. STOCK OPTION PLAN--(CONTINUED)
    Stock options are granted to officers and key employees based upon a price determined by the Board of Directors of the Company. Compensation expense is recorded in the period that options are earned.

    The 729,000 options outstanding at February 3, 1996, vest equally over a range of two to five years from the date of grant provided the individuals remain in the employ of the Company. Options are exercisable at a price ranging from $1.07 to $8.95. Options must be exercised within five years from the date they are earned.

    In addition to the aforementioned plan, 134,000 options were granted to a key executive in fiscal 1995 pursuant to an individual plan. Such options have an exercise price of $5.01 and vest equally over a three year period.

    In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, which provides an alternative to APB Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for stock-based compensation issued to employees. The Statement allows for a fair value based method of accounting for employee stock options and similar equity instruments. The Company has determined it will continue to report stock-based compensation for all options that are earned under APB Opinion No. 25. The Company expects that the adoption of FAS No. 123 would result in increased compensation expense in future periods.

12. SERIES A PREFERRED STOCK AND CLASS B COMMON STOCK

    The Series A Preferred Stock of Holdings was redeemable by Holdings at any time at $.56 per share plus accrued and unpaid dividends. Holdings was required to redeem 50% of the outstanding shares of Series A Preferred Stock on August 1, 1999 and the remainder of the outstanding shares of Series A Preferred Stock on August 1, 2000, at a mandatory redemption price equal to the liquidation preference per share of $.56 plus all accrued and unpaid cash dividends thereon. Holders of the Series A Preferred Stock were entitled to receive a 5% semiannual dividends payable in shares of preferred stock, through and including February 1, 1997, unless the Company's credit agreements permitted the payment of cash dividends, and were payable in cash subsequent to the date, subject to restrictions in the Company's credit agreements. The Company's indenture pursuant to which the Senior Notes were issued prohibits and restricts the payment of cash dividends. Fifteen stock dividends with respect to the Series A Preferred Stock were declared and recorded during the period August 1, 1989 to February 3, 1996, aggregating 19,412,939 shares. The accretion on the Preferred Stock has been calculated using the effective interest method (see Note 3).

    Each share of Class B Common Stock will be convertible into one share of Common Stock, subject to adjustment at any time. Subject to restrictions contained in the Company's various credit agreements, the Company will be required to offer to repurchase the Class B Common Stock at its independently appraised value. The Company's various credit agreements prohibit or restricted any such repurchase.

13. QUARTERLY FINANCIAL DATA (UNAUDITED)

    The following summarizes the Company's results of operations for each quarter of fiscal 1995 and 1994. The net income (loss) per share applicable to Common Stock computation for each quarter is based on the weighted average number of shares of Common and Class B Common shares outstanding. Accordingly, the sum of the quarterly per share amounts may not equal the total per share amount for

                                LOEHMANN'S, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
          (UNAUDITED WITH RESPECT TO THE SIX MONTHS AND AUGUST 3, 1996
                               AND JULY 29, 1995)

13. QUARTERLY FINANCIAL DATA (UNAUDITED)--(CONTINUED) the respective years. In contemplation of the Company's offering to sell 3,572,000 shares of Common Stock (See Note 3), the impact of options granted in the twelve month period preceding the offering are reflected in all quarterly computations of net income (loss) applicable to common stock presented. The Company's outstanding stock options granted prior to fiscal 1995 were not included in the quarterly computations of net income (loss) applicable to Common Stock as the market value of its Common Stock was estimated to be less than the exercise price of all options granted or their effects were antidilutive.

    Results of operations during the second and fourth quarters are traditionally impacted by end of season clearance events. In addition, fourth quarter operations are impacted by employee performance bonuses which were earned as of February 3, 1996.

                                                        FIRST      SECOND      THIRD      FOURTH
                                                       QUARTER    QUARTER     QUARTER     QUARTER
                                                       -------    --------    --------    -------
                                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
FISCAL YEAR ENDED FEBRUARY 3, 1996
Net sales...........................................   $97,506    $ 89,426    $ 99,362    $99,796
                                                       -------    --------    --------    -------
                                                       -------    --------    --------    -------
Gross profit........................................   $30,823    $ 26,882    $ 32,694    $29,802
                                                       -------    --------    --------    -------
                                                       -------    --------    --------    -------
Store closings and impairment of assets.............        --      15,300          --         --
                                                       -------    --------    --------    -------
                                                       -------    --------    --------    -------
Operating income (loss).............................   $ 5,818    $(11,934)   $  7,364    $ 2,048
Interest expense, net...............................     4,422       4,533       4,460      4,738
                                                       -------    --------    --------    -------
Income (loss) before income taxes...................     1,396     (16,467)      2,904     (2,690)
Provision (benefit) for income taxes................        59          49           7         (9)
                                                       -------    --------    --------    -------
Net income (loss)...................................     1,337     (16,516)      2,897     (2,681)
Stock dividends on and accretion of preferred
stock...............................................       506         416         416        718
                                                       -------    --------    --------    -------
Net income (loss) applicable to common stock........   $   831    $(16,932)   $  2,481    $(3,399)
                                                       -------    --------    --------    -------
                                                       -------    --------    --------    -------
Net income (loss) income per share applicable to
common stock........................................   $  0.16    $  (3.23)   $   0.47    $ (0.65)
                                                       -------    --------    --------    -------
                                                       -------    --------    --------    -------
FISCAL YEAR ENDED JANUARY 28, 1995
Net sales...........................................   $96,170    $ 90,798    $105,762    $99,876
                                                       -------    --------    --------    -------
                                                       -------    --------    --------    -------
Gross profit........................................   $28,248    $ 26,419    $ 32,322    $27,219
                                                       -------    --------    --------    -------
                                                       -------    --------    --------    -------
Operating income....................................   $ 5,448    $  3,334    $  6,776    $ 1,055
Interest expense, net...............................     4,612       4,454       4,528      4,491
                                                       -------    --------    --------    -------
Income (loss) before income taxes...................       836      (1,120)      2,248     (3,436)
Provision (benefit) for income taxes................        26          19          10        (21)
                                                       -------    --------    --------    -------
Net income (loss)...................................       810      (1,139)      2,238     (3,415)
Stock dividends on and accretion of preferred
stock...............................................       406         462         465        469
                                                       -------    --------    --------    -------
Net income (loss) applicable to common stock........   $   404    $ (1,601)   $  1,773    $(3,884)
                                                       -------    --------    --------    -------
                                                       -------    --------    --------    -------
Net (loss) income per share applicable to common
stock...............................................   $  0.08    $  (0.32)   $   0.36    $ (0.74)
                                                       -------    --------    --------    -------
                                                       -------    --------    --------    -------

----------------------------------------  --------------------------------------
----------------------------------------  --------------------------------------

  No dealer, representative or any other
person has been authorized to give any
information or to make any
representations other than those
contained in this Prospectus, and, if
given or made, such information or
representation must not be relied upon                 1,970,000 SHARES
as having been authorized by the
Company, the Selling Stockholders or by
the Underwriters. Neither the delivery
of this Prospectus nor any sale made
hereunder shall under any circumstances
create any implication that there has
been no change in the affairs of the
Company since the date hereof. This
Prospectus does not constitute an offer
to sell or a solicitation of an offer to
buy any securities offered hereby by
anyone in any jurisdiction in which such
offer or solicitation is not authorized
or in which the person making such offer
or solicitation is not qualified to do                [LOEHMANN'S LOGO]
so or to anyone to whom it is unlawful
to make such offer or solicitation.

        ----------------------
          TABLE OF CONTENTS                             COMMON STOCK
        ----------------------

                                     Page
                                     ----
Prospectus Summary...................  3
Risk Factors.........................  7            -------------------
The Company.......................... 11
Use of Proceeds...................... 12                 PROSPECTUS
Price Range of Common Stock.......... 12
Dividend Policy...................... 12            -------------------
Capitalization....................... 13
Selected Consolidated Financial and
  Operating Data..................... 14
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations...................... 17
Business............................. 26           MONTGOMERY SECURITIES
Management........................... 37
Principal and Selling Stockholders... 45
  Certain Relationships and Related                 SALOMON BROTHERS INC
  Transactions....................... 47
Description of Capital Stock......... 48
Description of Certain Indebtedness.. 52       ROBERTSON, STEPHENS & COMPANY
Shares Eligible for Future Sale...... 53
Underwriting......................... 54
Legal Matters........................ 55
Experts.............................. 55
Additional Information............... 55
  Special Note Regarding Forward-
  Looking Statements................. 56                      , 1996
Index to Financial Statements........F-1

----------------------------------------  --------------------------------------
----------------------------------------  --------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table itemizes the expenses incurred by Loehmann's, Inc. (the "Registrant"), in connection with the issuance and distribution of the securities being registered, other than underwriting discounts. All the amounts shown are estimates except the Securities and Exchange Commission registration fee and the National Association of Securities Dealers, Inc. filing fee. All of such expenses will be paid or reimbursed by the Selling Stockholders.


                                                                  TO BE PAID
                                                                    BY THE
                                                             SELLING STOCKHOLDERS
                                                             --------------------
Registration Fee--Securities and Exchange Commission......         $ 20,995
Filing Fee--National Association of Securities Dealers,
Inc.......................................................            6,589
Accounting Fees and Expenses..............................           50,000*
Legal Fees and Expenses (other than Blue Sky).............          200,000*
Blue Sky Fees and Expenses, including Legal Fees..........           21,000*
Printing, including Registration Statement, Prospectus,
etc. .....................................................          135,000*
Travel and Related Expenses...............................           41,000*
Miscellaneous Expenses....................................           50,416*
                                                                 ----------
            Total.........................................         $525,000*
                                                                 ----------


------------


* Estimated.


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145(a) of the General Corporation Law of the State of Delaware provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect of any criminal action or proceeding, had no cause to believe his conduct was unlawful.

    Section 145(b) provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

    Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith; that indemnification provided for by
Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under such Section 145.

    The Company's Restated Certificate of Incorporation provides for indemnification of the Company's directors and officers to the fullest extent permitted by law. The Company's Restated Certificate of Incorporation also permits the Board of Directors to authorize the Company to purchase and maintain insurance against any liability asserted against any director, officer, employee or agent of the Company arising out of his capacity as such. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers, or controlling persons of the Company pursuant to the Company's Restated Certificate of Incorporation, its By-laws and the Delaware General Corporation Law, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

    As permitted by the Delaware General Corporation Law, the Company's Restated Certificate of Incorporation provides that directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 174 of the Delaware General Corporation Law, relating to prohibited dividends or distributions or the repurchase or redemption of stock or (iv) for any transaction from which the director derives an improper personal benefit. As a result of this provision, the Company and its stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    Since October 1, 1993, the Company has issued the following unregistered securities:

    (a) Issuance of 10 1/2% Senior Secured Notes and Common Stock.

    On October 14, 1993, Holdings sold an aggregate of $55.7 million face amount of its 10 1/2% Senior Secured Notes and 734,170 shares of Holdings Common Stock for consideration consisting of approximately $19.06 million in cash and $29.95 million principal amount of Holdings 13.75% Senior Subordinated Notes, which were canceled. Donaldson, Lufkin & Jenrette Securities Corporation served as the Company's placement agent in connection with such offering. There were six institutional purchasers in the offering consisting of funds associated with the Putnam Companies and T. Rowe Price, as well as Deltec Asset Management Corporation, Manufacturers Life Insurance Company, Prudential Insurance Company and Harvard University.

    (b) Grants and exercises of Stock Options.

    During the year ended January 29, 1994, the Company granted options to purchase 77,237 shares of Common Stock at a price ranging between $1.07 and $8.95 per share. During the year ended January 28, 1995, the Company granted options to purchase 44,689 shares of Common Stock at a price of $1.07 per share. During the year ended February 3, 1996, the Company granted options to purchase 263,966 shares of Common Stock at a price ranging between $1.07 and $5.01 per share. Since February 4, 1996, the Company granted options to purchase 323,998 shares of common stock at a price ranging between $5.01 and $22.69 per share. Prior to the Company's Initial Public Offering, the Company granted 469,144 shares of Common Stock upon the exercise of stock options.

    The securities described in (a) were offered and sold in reliance upon the exemption from registration under Section 4(2) of the Securities Act, relative to sales by an issuer not involving any public offering. The offers and sales described in (b) were made in reliance upon an exemption from registration pursuant to Rule 701 promulgated under the Securities Act and by virtue of the fact that the transactions did not involve an "offer" or "sale" as such terms are defined under the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.


(a) EXHIBITS                                      DESCRIPTION
------------   ----------------------------------------------------------------------------------
    * 1.1      --Form of Underwriting Agreement for sale of Common Stock.
      3.1      --Amended and Restated Certificate of Incorporation of Loehmann's, Inc., filed as
                 Exhibit 3.1 to Loehmann's, Inc.'s Registration Statement on Form S-1
                 (Registration No. 33-97100) and incorporated herein by reference.
      3.2      --By-Laws of Loehmann's, Inc., filed as Exhibit 3.2 to Loehmann's, Inc.'s
                 Registration Statement on Form S-1 (Registration No. 33-97100) and incorporated herein by reference.
      4.1      --Senior Note Indenture dated as of May 10, 1996 between Loehmann's, Inc. and
                 United States Trust Company of New York, filed as Exhibit 4.1 to Loehmann's,
                 Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended May 4, 1996
                 (Registration No. 0-28410) and incorporated herein by reference.
     *4.2      --Second Amended and Restated Credit Agreement, dated as of May 6, 1996, between
                 Loehmann's, Inc., and BankAmerica Business Credit, Inc. and certain Banks party thereto.
     *4.3      --Letter from Loehmann's, Inc. to the Securities and Exchange Commission agreeing to furnish copies of certain debt instruments.
     *5.1      --Opinion of Paul, Weiss, Rifkind, Wharton & Garrison.
     10.1      --Stock Subscription Agreement dated as of September 19, 1988, among Holdings and the Stockholders listed therein and DLJ Securities Corp., as Escrow Agent, filed as Exhibit 10.1 to Loehmann's Holdings, Inc.'s Registration Statement on Form
                 S-1 (Registration No. 33-25718) and incorporated herein by reference.
     10.2      --Shareholder Agreement dated September 19, 1988 by and among Holdings and the
                 Shareholders listed therein, filed as Exhibit 10.2 to Loehmann's Holdings,
                 Inc.'s Registration Statement on Form S-1 (Registration No. 33-25718) and
                 incorporated herein by reference.
     10.3      --Amendment No. 1 to Shareholders' Agreement dated October 14, 1993 among Holdings and the Shareholders described therein, filed as Exhibit 10.3 to Loehmann's
                 Holdings, Inc.'s Registration Statement on Form S-4 (Registration No. 33-71922)
                 and incorporated herein by reference.
    *10.4      --Amendment No. 2 to Shareholders' Agreement dated as of May 9, 1996 among
                 Loehmann's, Inc. and the shareholders listed therein.
     10.5      --Common Stock Rights Agreement dated as of October 14, 1993 among Loehmann's
                 Holdings, Inc. and the Purchasers named therein, filed as Exhibit 10.4 to
                 Loehmann's Holdings, Inc.'s Registration Statement on Form S-4 (Registration No.
                 33-71922) and incorporated herein by reference.
     10.6      --Lease Agreement between the New York City Industrial Development Agency and
                 Loehmann's, Inc. dated as of December 1, 1983, filed as Exhibit 10.3 to
                 Loehmann's Holdings, Inc.'s Registration Statement on Form S-1 (Registration No.
                 33-25718) and incorporated herein by reference.
     10.7      --Amended and Restated Agreement among Loehmann's Holdings, Inc., Loehmann's, Inc.
                 and Philip Kaplan dated as of September 19, 1988 and Memorandum dated March 1,
                 1993 amending such Agreement, filed as Exhibit 10.8 to Loehmann's Holdings,
                 Inc.'s Registration Statement on Form S-4 (Registration No. 33-71922) and
                 incorporated herein by reference.
     10.8      --Amendment No. 1 to Employment Agreement among Loehmann's Holdings, Inc.,
                 Loehmann's, Inc. and Philip Kaplan dated as of November 1, 1995, filed as
                 Exhibit 10.9 to Loehmann's, Inc.'s Registration Statement on Form S-1
                 (Registration No. 33-97100) and incorporated herein by reference.
     10.9      --Amendment No. 2 to Employment Agreement among Loehmann's Holdings, Inc.,
                 Loehmann's, Inc. and Philip Kaplan dated as of April 5, 1996, filed as Exhibit
                 10.10 to Loehmann's, Inc.'s Registration Statement on Form S-1 (Registration No.
                 33-97100) and incorporated herein by reference.
     10.10     --Agreement among Loehmann's Holdings, Inc., Loehmann's, Inc. and Robert N.
                 Friedman dated as of November 1, 1995, filed as Exhibit 10.11 to Loehmann's,
                 Inc.'s Registration Statement on Form S-1 (Registration No. 33-97100) and
                 incorporated herein by reference.

(a) EXHIBITS                                      DESCRIPTION
------------   ----------------------------------------------------------------------------------
     10.11     --Amendment No. 1 to Employment Agreement among Loehmann's Holdings, Inc.,
                 Loehmann's, Inc. and Robert Friedman dated as of April 5, 1996, filed as Exhibit
                 10.12 to Loehmann's, Inc.'s Registration Statement on Form S-1 (Registration No.
                 33-97100) and incorporated herein by reference.
     10.12     --Compensation/Consultation Agreement between Loehmann's Holdings, Inc. and Norman
                 Matthews, filed as Exhibit 10.8 to Loehmann's Holdings, Inc.'s Registration
                 Statement on Form S-1 (Registration No. 33-25718) and incorporated herein by reference.
     10.13     --Loehmann's, Inc. Amended and Restated Deferred Profit Sharing Plan, effective
                 January 31, 1993, filed as Exhibit 10.15 Loehmann's, Inc.'s Registration
                 Statement on Form S-1 (Registration No. 33-97100) and incorporated herein by reference.
     10.14     --Loehmann's Holdings, Inc. 1988 Stock Option Plan, as amended, filed as Exhibit
                 10.16 to Loehmann's, Inc.'s Registration Statement on Form S-1 (Registration No.
                 33-97100) and incorporated herein by reference.
     10.15     --Non-Qualified Stock Option Agreement dated September 30, 1988 between Loehmann's
                 Holdings, Inc. and Philip Kaplan, filed as Exhibit 10.11 to Loehmann's Holdings,
                 Inc.'s Registration Statement on Form S-1 (Registration No. 33-25718) and
                 incorporated herein by reference.
     10.16     --Loehmann's, Inc. New Stock Incentive Plan, filed as Exhibit 10.18 to Loehmann's,
                 Inc.'s Registration Statement on Form S-1 (Registration No. 33-97100) and
                 incorporated herein by reference.
     10.17     --Executive Incentive Compensation Plan, filed as Exhibit 10.13 to Loehmann's
                 Holdings, Inc.'s Registration Statement on Form S-1 (Registration No. 33-25718)
                 and incorporated herein by reference.
     10.18     --Non-Qualified Stock Option Agreement dated as of December 19, 1993 between
                 Loehmann's Holdings, Inc. and Norman S. Matthews, filed as Exhibit 10.15 to
                 Loehmann's Holdings, Inc.'s Registration Statement on Form S-4 (Registration No.
                 33-71922) and incorporated herein by reference.
    *23.1      --Consent of Paul, Weiss, Rifkind, Wharton & Garrison (included in opinion filed as Exhibit 5.1).
    *23.2      --Consent of Ernst & Young LLP.
   **24.1      --Power of Attorney.


------------

 * Filed herewith.


** Previously filed.



    (b) Financial Statement Schedules included separately in the Registration Statement.


    None

ITEM 17. UNDERTAKINGS.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 11th day of October, 1996.


                                          LOEHMANN'S, INC.


                                          By /S/ PHILIP KAPLAN

                                             ...................................
                                             Philip Kaplan
                                             President and Chief Operating
                                             Officer


    Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



              SIGNATURE                               TITLE                       DATE
--------------------------------------  ---------------------------------  -------------------

                  *                     Chairman of the Board and             October 11, 1996
 ......................................    Director
          Norman S. Matthews

          /s/ PHILIP KAPLAN             President and Chief Operating         October 11, 1996
 ......................................    Officer and Director (Principal
            Philip Kaplan                 Executive Officer)

        /s/ ROBERT N. FRIEDMAN          Chairman and Chief Executive          October 11, 1996
 ......................................    Officer and Director
          Robert N. Friedman

                  *                     Senior Vice President and Chief       October 11, 1996
 ......................................    Financial Officer (Principal
             Robert Glass                 Financial and Accounting
                                          Officer)

                  *                     Vice President and Director           October 11, 1996
 ......................................
           Janet A. Hickey

                  *                     Director                              October 11, 1996
 ......................................
           Richard E. Kroon

                  *                     Director                              October 11, 1996
 ......................................
          Christina A. Mohr

                  *                     Director                              October 11, 1996
 ......................................
            Arthur Reiner

                  *                     Director                              October 11, 1996
 ......................................
          Cynthia Cohen Turk

*By      /s/ PHILIP KAPLAN
    ..................................
            Philip Kaplan

          (Attorney-in-fact)

                                 EXHIBIT INDEX


EXHIBITS                                    DESCRIPTION                                     PAGE
--------   ------------------------------------------------------------------------------   ----
  * 1.1    --Form of Underwriting Agreement for sale of Common Stock.
    3.1    --Amended and Restated Certificate of Incorporation of Loehmann's, Inc., filed as Exhibit 3.1 to Loehmann's, Inc.'s Registration Statement on Form S-1
             (Registration No. 33-97100) and incorporated herein by reference.
    3.2    --By-Laws of Loehmann's, Inc., filed as Exhibit 3-2 to Loehmann's, Inc.'s
             Registration Statement on Form S-1 (Registration No. 33-97100) and
             incorporated herein by reference.
    4.1    --11 7/8% Senior Note Indenture dated as of May 10, 1996, between Loehmann's,
             Inc. and United States Trust Company of New York, filed as Exhibit 4.1 to
             Loehmann's, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended May 4, 1996 (Registration No. 0-28410) and incorporated herein by reference.
   *4.2    --Second Amended and Restated Credit Agreement, dated as of May 6, 1996, between Loehmann's, Inc., and BankAmerica Business Credit, Inc. and certain
             Banks party thereto.
   *4.3    --A letter from Loehmann's Inc. to the Securities and Exchange Commission
             agreeing to furnish copies of certain debt instruments.
   *5.1    --Opinion of Paul, Weiss, Rifkind, Wharton & Garrison.
   10.1    --Stock Subscription Agreement dated as of September 19, 1988, among Holdings and the Stockholders listed therein and DLJ Securities Corp., as Escrow
             Agent, filed as Exhibit 10.1 to Loehmann's Holdings, Inc.'s Registration
             Statement on Form S-1 (Registration No. 33-25718) and incorporated herein by reference.
   10.2    --Shareholder Agreement dated September 19, 1988 by and among Holdings and the
             Shareholders listed therein, filed as Exhibit 10.2 to Loehmann's Holdings,
             Inc.'s Registration Statement on Form S-1 (Registration No. 33-25718) and
             incorporated herein by reference.
   10.3    --Amendment No. 1 to Shareholders' Agreement dated October 14, 1993 among
             Holdings and the Shareholders described therein, filed as Exhibit 10.3 to
             Loehmann's Holdings, Inc.'s Registration Statement on Form S-4 (Registration
             No. 33-71922) and incorporated herein by reference.
  *10.4    --Amendment No. 2 to Shareholders' Agreement dated as of May 9, 1996 among
             Loehmann's, Inc. and the shareholders listed therein.
   10.5    --Common Stock Rights Agreement dated as of October 14, 1993 among Loehmann's
             Holdings, Inc. and the Purchasers named therein, filed as Exhibit 10.4 to
             Loehmann's Holdings, Inc.'s Registration Statement on Form S-4 (Registration
             No. 33-71922) and incorporated herein by reference.
   10.6    --Lease Agreement between the New York City Industrial Development Agency and
             Loehmann's, Inc. dated as of December 1, 1983, filed as Exhibit 10.3 to
             Loehmann's Holdings, Inc.'s Registration Statement on Form S-1 (Registration
             No. 33-25718) and incorporated herein by reference.
   10.7    --Amended and Restated Agreement among Loehmann's Holdings, Inc., Loehmann's,
             Inc. and Philip Kaplan dated as of September 19, 1988 and Memorandum dated
             March 1, 1993 amending such Agreement, filed as Exhibit 10.8 to Loehmann's
             Holdings, Inc.'s Registration Statement on Form S-4 (Registration No.
             33-71922) and incorporated herein by reference.
   10.8    --Amendment No. 1 to Employment Agreement among Loehmann's Holdings, Inc.,
             Loehmann's, Inc. and Philip Kaplan dated as of November 1, 1995, filed as
             Exhibit 10.9 to Loehmann's, Inc.'s Registration Statement on Form S-1
             (Registration No. 33-97100) and incorporated herein by reference.
   10.9    --Amendment No. 2 to Employment Agreement among Loehmann's Holdings, Inc.,
             Loehmann's, Inc. and Philip Kaplan dated as of April 5, 1996, filed as
             Exhibit 10.10 to Loehmann's, Inc.'s Registration Statement on Form S-1
             (Registration No. 33-97100) and incorporated herein by reference.
   10.10   --Agreement among Loehmann's Holdings, Inc., Loehmann's, Inc. and Robert N.
             Friedman dated as of November 1, 1995, filed as Exhibit 10.11 to Loehmann's,
             Inc.'s Registration Statement on Form S-1 (Registration No. 33-97100) and
             incorporated herein by reference.
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EXHIBITS                                    DESCRIPTION                                     PAGE
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
   10.11   --Amendment No. 1 to Employment Agreement among Loehmann's Holdings, Inc.,
             Loehmann's, Inc. and Robert Friedman dated as of April 5, 1996, filed as
             Exhibit 10.12 to Loehmann's, Inc.'s Registration Statement on Form S-1
             (Registration No. 33-97100) and incorporated herein by reference.
   10.12   --Compensation/Consultation Agreement between Loehmann's Holdings, Inc. and
             Norman Matthews, filed as Exhibit 10.8 to Loehmann's Holdings, Inc.'s
             Registration Statement on Form S-1 (Registration No. 33-25718) and
             incorporated herein by reference.
   10.13   --Loehmann's, Inc. Amended and Restated Deferred Profit Sharing Plan,
             effective January 31, 1993, filed as Exhibit 10.15 to Loehmann's, Inc.'s
             Registration Statement on Form S-1 (Registration No. 33-97100) and
             incorporated herein by reference.
   10.14   --Loehmann's Holdings, Inc. 1988 Stock Option Plan, as amended, filed as
             Exhibit 10.16 to Loehmann's, Inc.'s Registration Statement on Form S-1
             (Registration No. 33-97100) and incorporated herein by reference.
   10.15   --Non-Qualified Stock Option Agreement dated September 30, 1988 between
             Loehmann's Holdings, Inc. and Philip Kaplan, filed as Exhibit 10.11 to
             Loehmann's Holdings, Inc.'s Registration Statement on Form S-1 (Registration
             No. 33-25718) and incorporated herein by reference.
   10.16   --Loehmann's, Inc. New Stock Incentive Plan, filed as Exhibit 10.18 to
             Loehmann's, Inc.'s Registration Statement on Form S-1 (Registration No.
             33-97100) and incorporated herein by reference.
   10.17   --Executive Incentive Compensation Plan, filed as Exhibit 10.13 to Loehmann's
             Holdings, Inc.'s Registration Statement on Form S-1 (Registration No.
             33-25718) and incorporated herein by reference.
   10.18   --Non-Qualified Stock Option Agreement dated as of December 19, 1993 between
             Loehmann's Holdings, Inc. and Norman S. Matthews, filed as Exhibit 10.15 to
             Loehmann's Holdings, Inc.'s Registration Statement on Form S-4 (Registration
             No. 33-71922) and incorporated herein by reference.
  *23.1    --Consent of Paul, Weiss, Rifkind, Wharton & Garrison (included in opinion filed as Exhibit 5.1).
  *23.2    --Consent of Ernst & Young LLP.
 **24.1    --Power of Attorney.
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 * Filed herewith.


** Previously filed.